4/30

04024641

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Resources Enterprise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 4177 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/30/04

華潤創業有限公司

China Resources Enterprise, Limited

年報

2003
Annual Report

AR/S
12-31-03

Better Life Together
生活姿采 洋溢家中

封面主題

華潤標誌由多個「人」字組合而成，封面將「人」字抽象化為一間間房子，象徵華潤與你攜手，活出更美好的生活。同時，亦反映本集團對股東、員工及顧客持之以恆的承諾，竭力為他們創造充滿*姿采*、*美味*、*歡欣及品味*的生活。「人」字亦呈向上的箭號狀，寓示本集團的業務蒸蒸日上，並將以堅定不移的信心，穩步向前，邁向更美好的前景。

COVER THEME

The Chinese character for 'people' (similar to an inverted 'V' or 「人」), a core graphic in our corporate logo, has been reshaped to resemble a 'house' to suggest a 'Better Life Together' under the roof of China Resources. It reflects the Group's ongoing commitment to our shareholders, employees and customers in bringing home *variety, flavours, joy and glamour* for a better life. The「人」character also represents arrows pointing upwards, symbolizing our full confidence in steady growth towards a brighter future.













財務概要
Financial Highlights

每股盈利
Earnings Per Share
(港幣元 HK$)


2003
0.70
2002
0.68
2001
0.62
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7

股東權益
Shareholders' Funds
(港幣千元 HK$'000)


2003
13,442,534
2002
12,938,776
2001
11,637,440
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
14,000,000

每股資產淨值：賬面值
Net Assets Per Share: Book Value
(港幣元 HK$)


2003
6.43
2002
6.22
2001
5.77
0
1
2
3
4
5
6
7

	二零零三年 港幣千元 **2003** **HK$'000**	二零零二年(重列)[4] 港幣千元 2002 (Restated)[4] HK$'000	二零零一年(重列)[4] 港幣千元 2001 (Restated)[4] HK$'000
營業額 Turnover	**34,655,172**	28,822,019	24,196,490
經營溢利 Profit from operations	**1,536,904**	1,806,598	2,022,351
應佔聯營公司業績 Share of results of associates	**484,686**	449,930	422,560
股東應佔溢利 Profit attributable to shareholders	**1,455,177**	1,404,933	1,236,732
每股盈利[1](港幣) Earnings per share[1] (HK$)	**$0.70**	$0.68	$0.62
每股股息(港幣) Dividend per share (HK$)			
中期 Interim	**$0.10**	$0.09	$0.08
末期 Final	**$0.14**	$0.13	$0.10
	$0.24	$0.22	$0.18
特別中期 Special interim	**註2 Note2**	$0.25	–

	於二零零三年 十二月三十一日 港幣千元 **At 31 December 2003** **HK$'000**	於二零零二年(重列)[4] 十二月三十一日 港幣千元 At 31 December 2002 (Restated)[4] HK$'000	二零零一年(重列)[4] 十二月三十一日 港幣千元 At 31 December 2001 (Restated)[4] HK$'000
股東權益 Shareholders' funds	**13,442,534**	12,938,776	11,637,440
少數股東權益 Minority interests	**3,858,801**	3,290,057	2,905,147
綜合借款淨額 Consolidated net borrowings	**2,856,490**	1,482,909	1,684,944
負債比率[3] Gearing ratio[3]	**16.51%**	9.13%	11.59%
流動比率 Current ratio	**1.29**	1.29	1.60
每股資產淨值： Net assets per share:			
賬面值(港幣) Book value (HK$)	**$6.43**	$6.22	$5.77

附註:

1. 每股盈利乃將股東應佔溢利除以年內已發行股份之加權平均數計算。
2. 每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。
3. 負債比率指借款淨額與股東權益及少數股東權益之比例。
4. 比較數字已經重列，以便符合本年度會計政策之遞延税項改變。

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year.
2. A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.
3. Gearing ratio represents the ratio of net borrowings to shareholders' funds and minority interests.
4. The comparatives have been restated to conform with the current year presentation in light of the change in accounting policy for deferred taxation.

營業額及溢利分析表
Analysis of Turnover and Profit

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

各項業務之營業額
Turnover by segment



2003
36%
28%
14%
11%
9%
1%
1%



2002
36%
23%
17%
13%
9%
1%
1%

各項業務之股東應佔溢利
Profit attributable to shareholders by segment



2003
27%
-6%
22%
6%
10%
18%
23%



2002
19%
7%
22%
6%
10%
10%
26%

石油及化學品經銷 Petroleum and Chemical Distribution

零售 Retail

食品加工及經銷 Food Processing and Distribution

飲品 Beverage

紡織 Textile

物業 Property

投資及其他業務 Investments and Others

	二零零三年 港幣千元 **2003** **HK$'000**	二零零二年(重列) 港幣千元[1] 2002 (Restated) HK$'000[1]
各項業務之營業額 Turnover by segment		
石油及化學品經銷 Petroleum and Chemical Distribution	**12,565,348**	10,500,763
零售 Retail	**9,827,128**	6,527,747
食品加工及經銷 Food Processing and Distribution	**4,801,464**	4,803,374
飲品 Beverage	**3,950,167**	3,738,119
紡織 Textile	**3,201,798**	2,521,527
物業 Property	**279,876**	357,290
投資及其他業務 Investments and Others	**180,069**	518,442
小計 **Subtotal**	**34,805,850**	28,967,262
對銷業務間之交易 Elimination of inter-segment transactions	**(150,678)**	(145,243)
總額 Total	**34,655,172**	28,822,019
各項業務之股東應佔溢利 Profit attributable to shareholders by segment		
石油及化學品經銷 Petroleum and Chemical Distribution	**424,068**	287,280
零售 Retail	**(98,763)**	99,988
食品加工及經銷 Food Processing and Distribution	**339,906**	337,643
飲品 Beverage	**98,162**	89,723
紡織 Textile	**165,891**	162,759
物業 Property	**278,686**	152,173
投資及其他業務 Investments and Others	**367,587**	410,662
小計 **Subtotal**	**1,575,537**	1,540,228
公司總部利息淨額及費用 Net corporate interest and expenses	**(120,360)**	(135,295)
總額 Total	**1,455,177**	1,404,933

附註：
1. 比較數字已經重列，以便符合本年度會計政策之遞延稅項改變。

Notes:
1. The comparatives have been restated to conform with the current year presentation in light of the change in accounting policy for deferred taxation.

主席報告
Chairman's Statement



末期業績

儘管在嚴重急性呼吸系統綜合症(非典型肺炎)影響之下，去年上半年的經濟出現意料之外的收縮，本集團的業績仍取得理想的表現，反映出本集團管理團隊的實力及業務具備相當的復元能力。本集團截至二零零三年十二月三十一日止年度的綜合營業額較二零零二年上升20.2%至港幣34,655,200,000元的歷史新高。股東應佔溢利為港幣1,455,200,000元，較去年上升3.6%。按加權平均基準計算，每股盈利為港幣0.70元，而二零零二年為港幣0.68元。

Final results

Despite the unexpected economic contraction caused by severe acute respiratory syndrome, or SARS, in the first half, the Group achieved satisfactory results in 2003 reflecting the strength of our management team and resilience of our businesses. Consolidated turnover for the year ended 31 December 2003 rose 20.2% over 2002 to a record HK$34,655.2 million. Profit attributable to shareholders was HK$1,455.2 million, 3.6% higher than the previous year. Earnings per share, on a weighted average basis, was HK$0.70 compared to HK$0.68 in 2002.

股息

董事局建議於二零零四年六月十五日或前後，向於二零零四年五月二十七日名列於本公司股東名冊的股東派發二零零三年度末期股息，每股港幣0.14元(二零零二年：每股港幣0.13元)，連同中期股息每股港幣0.10元，不計算特別股息，二零零三年度的派息總額將達每股港幣0.24元(二零零二年：每股港幣0.22元)。二零零三年七月，本公司宣派每持有十股本公司股份獲實物分派一股華潤水泥控股有限公司(「華潤水泥」)之特別中期股息，本公司亦曾於二零零二年二月，就出售本集團於銀行業務方面的投資而派付特別股息每股港幣0.25元。

Dividends

The Board recommends a final dividend of HK$0.14 per share for 2003 (2002: HK$0.13 per share) payable on or about 15 June 2004 to shareholders whose names appear on the Register of Members of the Company on 27 May 2004. Together with the interim dividend of HK$0.10 per share, the total distribution for 2003, excluding the special dividend, will amount to HK$0.24 per share (2002: HK$0.22 per share). In July 2003, a special interim dividend was paid by way of a distribution in specie of one share in China Resources Cement Holdings Limited ("CR Cement") for every ten shares of the Company. There was also a special dividend of HK$0.25 per share paid in February 2002 for the disposal of the Group's investment in a banking business.

暫停辦理股東過戶登記手續

本公司將於二零零四年五月二十七日至二零零四年六月二日(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派末期股息之資格，所有填妥之過

Closure of register

The Register of Members will be closed from 27 May 2004 to 2 June 2004, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged

戶表格連同有關股票，必須於二零零四年五月二十五日下午四時三十分前送達本公司之股份過戶處一標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 25 May 2004.

策略施行

企業策略

為了把握中國大陸蓬勃增長的消費市場，以及盡量增加集團業務的協同效益，本集團承諾全力推行獨特的零售帶動分銷模式。本集團的食品、飲品、紡織業務已開始成為超市業務供應鏈之一部份。以五豐行為例，已成為我們在香港的超級市場之單一最大供應商，而隨著五豐行逐漸擴展至中國大陸的肉食市場，並主攻主要城市，其業務將會與我們的內地超市業務一起增長。為了將本集團的全國性品牌「雪花」滲透至我們未有設廠的各個省份，「雪花」啤酒自去年十月起在本集團旗下的超級市場內推出。事實上，這是「雪花」啤酒首次在我們位於華南地區的超市出售。本集團的紡織業務旗下之成衣部門亦正研究為超市業務生產與成衣相關的自有品牌的可能性。

我們的零售業務在超市業務的帶動下迅速增長，預計將推動我們的供應鏈業務發展，並透過內部整合達致協同效應。對零售業務而言，除可減少代理人的參與外，亦有助增加對高附加值業務的控制；對供應鏈業務而言，優勢在於擴充經銷網絡、減少銷售和推廣成本，以及更有效地取得客戶的回饋意見。雖然此零售帶動分銷的企業策略尚處於起步階段，但進展理想。

另一方面，本集團已開始出售非核心業務。我們已成功重組混凝土業務，並以分派實物股息的方式向股東分派混凝土業務的權益。新公司華潤水泥於二零零三年七月二十九日以介紹形式在香港聯交所上市。

業務策略

我們的超級市場業務之新管理團隊已於去年下半年成功實施了各種改善業務的策略，這些策略包括展開節流方案以減少薪酬和租金、推出新的供應商回饋收入的機制以鼓勵大額購貨的折扣、改善供應鏈的效率以及就整個業務展開全新形象活動。此等措施有效地令超市業務出現顯著的改善，虧損亦於二零零三年下旬連續兩季收窄。

Strategy implementation

Corporate strategy

To capitalize on the booming consumer market in the Chinese Mainland and maximize the synergies among our businesses, the Group is committed to a unique retail-led distribution model. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. Ng Fung Hong, for example, is the single largest supplier to our supermarkets in Hong Kong. With its gradual expansion into the mainland meat market targeting the major cities, it will grow together with our mainland supermarket business. To help "Snow", the national brand of our brewery business, penetrate into provinces of the Chinese Mainland where the Group does not have any brewery, the beer was introduced to our supermarkets starting last October. In fact, it is the first time that "Snow" is available for sale in our Southern China supermarkets. The garment division of our textile operation is also looking into the possibility of manufacturing apparel-related private labels for our supermarket operation.

The rapid growth of our retail business, led by our supermarket operation, is expected to drive the development of our supply chain business with significant synergies through this internal integration. For the retail business, there will be less agency involvement and more control over value-added stream. For the supply chain business, the benefits include expanded distribution network, lower sales and marketing costs as well as more effective customer feedback. Though execution of this retail-led distribution corporate strategy is at an initial stage, the progress has been satisfactory.

On the other hand, the Group has started to dispose of its non-core businesses. We have successfully reorganized our concrete business and distributed the interest to our shareholders in the form of a dividend in specie. The new company, CR Cement, was listed on the Hong Kong Stock Exchange by way of introduction on 29 July 2003.

Business strategy

The new management team at our supermarket operation has successfully implemented strategies in the second half of the year to revive the business. These included embarking on a cost saving program to reduce salaries and rentals, launching a new supplier rebate system to encourage volume discount, enhancing the efficiency of our supply chain as well as re-branding the whole business. As a result, there has been a significant improvement at the supermarket operation with losses reduced consecutively for the last two quarters in 2003.

為了增加零售業務的核心競爭力，本集團於去年七月向母公司收購物流業務，該業務其後並與本集團現有的物流業務整合，以應付我們本身的長遠需要，尤其在快速消費品方面。

其他業務亦已穩步展開個別的發展策略，本集團自二零零二年推行全國品牌策略以來，「雪花」啤酒的銷售量已迅速增加，並佔本集團去年的啤酒總銷售量約26%。為了便利全國品牌發展及集中管理，本集團的啤酒業務亦陸續向其合營夥伴收購少數權益，包括於二零零三年收購位於武漢和吉林之啤酒廠的權益。紡織業務的技術改造計劃預計將提升本集團的營運效率及增加高檔產品的比例，提高整體邊際利潤。此外，本集團的食品銷售業務已打入中國內地的肉食市場，並主攻主要城市。儘管石油及化學品經銷並不屬於零售範疇的供應鏈，本集團仍會積極把握中國內地市場的增長機會，例如開拓管道氣體市場。

經營環境

本集團所經營的主要供應鏈環節於去年已開始呈現理想的增長。中國大陸的零售銷售總額於二零零三年增長12%，至約人民幣4.6兆元，而市場整合亦已加快。於二零零二年，中國一百大連鎖零售商之銷售佔總銷售的6%。於二零零三年，三十大零售商已取得相同的百分比。在三十大零售商所產生的人民幣2,700億元的總銷售中，超市經營商已佔當中約57%，反映此一現代購物模式發展迅速。

就中國大陸的啤酒市場而言，去年的總產量已上升約6%，至2,540萬千升。於二零零三年，三大市場參與者佔市場份額約31%，相比十年前則僅約為15%。

中國大陸的紗線和布匹產量於二零零三年較上一年度增加16%和9%。本集團的紗線和布匹生產業務增長領先業內增長，於同期分別增長30%和11%。

中國大陸的肉類市場現時在消耗量方面達到每年3%至5%的穩定增長。中國人均豬肉消耗量以國際標準而言仍十分低企，相信隨著中國的生活水平日益改善，將有助帶動豬肉消耗量增長，拉近與已發展國家的距離。

To increase the core competence of our retailing businesses, the Group acquired our parent company's logistics business in July last year. It was then integrated with the Group's existing logistic operation to meet our own demand in the long term, especially in the area of fast-moving consumer goods.

Other businesses have also rolled out their respective strategies steadily. In particular, since the implementation of the national brand strategy in 2002, sales volume of "Snow" has increased rapidly and it accounted for about 26% of our total beer sales volume last year. To facilitate national brand development and centralized management, our brewery business has also been acquiring the minority stakes from its joint venture partners, including the Wuhan and Jilin breweries in 2003. The technology upgrade program at our textile business is poised to enhance our operational efficiency and increase the proportion of high end products, boosting the overall margins. In addition, our food distribution business has entered the Chinese Mainland meat market with a target on the major cities. Though falls outside the retail supply chain, our petroleum and chemical distribution business is also looking for growth opportunities in the Chinese Mainland, such as the piped gas market.

Operating environment

The major market segments in which the Group's supply chain operates saw decent growth last year. Retail sales in the Chinese Mainland grew 12% in 2003 to about RMB4,600 billion and market consolidation had accelerated. In 2002, China's top 100 chain store retailers' sales constituted 6% of total retail sales. In 2003, top 30 retailers already constituted the same percentage. Of the total sales of RMB270 billion generated by the top 30 retailers, supermarket operators represented around 57%, reflecting the rapid development of this modern format of shopping.

For the mainland brewery market, total production volume increased by about 6% last year to 25.4 million kilolitres. In 2003, the top three players accounted for approximately 31% of the market. It was only about 15% ten years ago.

The production of cotton yarns and fabrics in the Chinese Mainland increased by 16% and 9% respectively in 2003 over the previous year. We were ahead of the industry growth with yarns and fabrics production increased by 30% and 11% respectively over the same period.

The mainland meat industry currently enjoys a stable annual growth rate of 3% to 5% in consumption. Pork consumption per capita in China is still very low on international scale. Improving living standards in China will boost pork consumption and narrow the gap with more developed countries.



後排左起：
姜智宏，喬世波，鄺文謙，
劉百成，閻飈

前排左起：
陳樹林，宋林

Back row from the left:
Keung Chi Wang, Qiao Shibo, Kwong Man Him, Lau Pak Shing, Yan Biao

Front row from the left:
Chen Shulin, Song Lin

在香港，隨著內地逐步放寬當地居民以個人身份申請來港旅遊的限制，以及本港物業市道和股市氣氛改善所帶來的財富效應，整體零售環境在去年下旬獲得大大的改善。二零零三年全年的零售銷售總額雖然仍然下跌2.3%，但在最後一季經已出現5.3%的反彈。超市銷售及百貨銷售於二零零三年較去年分別減少1.0%和2.9%。就活畜消耗而言，本地出產及入口的生豬及牛隻於二零零三年已分別達2,158,000頭和45,000頭，較二零零二年相對持穩。

In Hong Kong, the overall retail environment improved substantially towards the end of last year due to relaxation on Chinese Mainland individual travelers and the wealth effect from improvement in property and stock markets. Retail sales declined 2.3% for the full year of 2003 but rebounded 5.3% in the final quarter. Supermarket sales and department store sales decreased by 1.0% and 2.9% respectively in 2003 over the previous year. For livestock consumption, locally produced and imported live pigs and cattle amounted to about 2,158,000 heads and 45,000 heads respectively in 2003, remaining relatively steady over 2002.

企業管治

本集團致力於改善企業管治水平，於去年特地加強董事局的效率、改善內部監控機制及增加財務透明度。現時設有多個委員會進行顧問及監管工作。以下為本集團去年所採取的主要企業管治措施：

- 薪酬委員會：於去年成立，成員包括所有獨立非執行董事以及負責本集團人力資源工作的董事，成立目的是為確立一個透明而公平的董事薪酬機制。

Corporate governance

The Group is dedicated to enhancing its corporate governance standard and special efforts were made last year to strengthen the efficiency of the Board, improve internal control mechanism and increase financial transparency. Various committees are present to carry out advisory and supervisory functions. Summarized below are the major corporate governance initiatives adopted by the Group last year.

- The Compensation Committee, members of which include all Independent Non-Executive Directors and the Director responsible for the Group's human resources function, was established last year to ensure the implementation of a transparent and fair remuneration system for directors.

- 提名委員會：由所有獨立非執行董事所組成，同樣於去年成立，為董事的委任和重選連任訂立一套正式及具透明度的程序。

- 「企業管治規範及目標」手冊：細節涵蓋董事局成員的責任、功能、董事局架構以及本集團的企業管治政策，並已分派予所有高級職員及在本集團網站發佈供公眾參閱。

- 引入平衡計分卡管理系統，以確保表現評核制度與本集團的企業目標和策略一致。

自二零零二年十一月起，本集團已自願公佈季度財務和業務回顧，為恒生指數成份股當中首家主動公佈季度業績的綜合企業，遠早於香港聯交所於二零零四年一月所起草的《企業管治常規守則》內，將主動公佈季度業績列為主板發行人的建議最佳應用守則。

年內，董事局平均每月最少召開一次會議，使董事局成員可參與本集團的主要決策過程。隨著董事局的獨立意見日益重要，本集團的獨立非執行董事在去年的平均會議出席率逾90%，反映本集團作出重要決策時，皆會經過周詳的考慮，並平衡各方獨立觀點。

本集團在推行良好企業管治方面的努力，獲得金融界的一致高度的評價。本集團在歐洲貨幣雜誌於二零零三年舉辦的企業管治調查中名列眾香港／中國企業第二位，以及主要新興市場企業之中排行第六。此外，亞洲貨幣雜誌於二零零三年十二月／二零零四年一月號內舉辦的最佳管理公司獎項中，本集團亦獲評為中國公司管治最大躍進公司。

本集團深信，良好的企業管治加上公平的披露，是提高問責性及透明度的關鍵。本集團將繼續接受挑戰，達致更佳的企業管治，並將提高企業管治水平的使命，發展為本集團的企業文化。

- The Nomination Committee, comprised all Independent Non-Executive Directors, was also set up last year to develop a formal and transparent procedure for the appointment and re-appointment of directors.

- A "Corporate Governance Standards and Objectives" Handbook with details covering the responsibilities of Board members, their functions, the structure of the Board as well as the Group's corporate governance policy was distributed to all senior staff and released on the corporate website for public access.

- A Balanced Score Card (BSC) management system was introduced to align our performance measurement system with our corporate missions and strategies.

Since November 2002, the Group has been voluntarily producing quarterly financial and operational review. We are the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange making it a recommended best practice for main board issuers in the proposed Code of Corporate Governance Practices released in January 2004.

During the year, Board meetings were held on average more than once a month enabling members to participate in key decision-making process of the Group. While independent view from the Board is increasingly emphasized nowadays, average attendance of the Group's Independent Non-Executive Directors stood over 90% last year, showing that the Group's major decisions went through balanced yet independent perspectives.

The Group's distinguished efforts in promoting good corporate governance have been highly commented by the financial community. It was named the second Best Corporate Governance company in the Hong Kong/China category and the sixth among corporations in leading emerging markets by a corporate governance poll organized by Euromoney Magazine in 2003. The Group was also rated China's Most Improved Corporate Governance company in the Best-Managed Companies Award run by Asiamoney Magazine in its December 2003/ January 2004 issue.

The Group strongly believes that good corporate governance practices together with fair disclosure is essential to enhance its accountability and transparency. We will continue to take on the challenges in accomplishing better corporate governance and promote this as part of our corporate culture.

投資者關係

本集團在去年繼續與金融界及傳媒保持密切而開放的溝通。各業務單位的高級管理層，於去年透過單獨會議、造訪超級市場門市、啤酒廠、物流業務以及在證券機構安排的會議上作出簡報等方式，與超過410位基金經理以及250位分析員會面。

本集團不斷致力推動與投資者的雙向溝通，為其取得良好投資者關係的美譽。根據去年由Institutional Investor Research Group所進行的調查，本集團被基金經理評為亞洲綜合企業中的「最佳投資者關係」及「投資者關係最大躍進」綜合企業，並獲分析員評為香港公司中以及亞洲綜合企業中的「投資者關係最大躍進」綜合企業。上述獎項將繼續推進本集團與投資者及傳媒保持雙向溝通。

社會責任

去年爆發的非典型肺炎喚起了公眾對衛生及健康的關注。本集團的食品經銷及超級市場業務，與公眾日常生活息息相關，本集團已竭盡全力，確保本集團的產品以及購物環境保持衛生，可見本集團對客戶以及社會的關注。

本集團去年捐助慈善團體的現金捐款有大幅的上升，當中包括本集團在十一月透過華潤萬家有限公司(「華潤萬家」)參與希望小學工程，贊助在江西省興建一所小學，幫助當地小童獲得教育。此外，本集團亦支持若干慈善活動，包括苗圃行動舉辦的第五屆挑戰十二小時慈善越野馬拉松活動、樂施會舉辦的毅行者以及由明報企業集團主辦的淮河賑災行動等。本集團對客戶、股東以及僱員承諾，致力改善社會生活質素。

Investor relations

The Group continued to engage in frequent and open communication with the financial community and the media last year. Top management along with senior management of different business units met with more than 410 fund managers and 250 analysts last year in the forms of one-on-one meetings, visits to our supermarket outlets, brewery plants and logistics operations as well as presentation at conferences arranged by financial institutions.

The Group's on-going efforts in encouraging two-way communication with investors have won it a good name for investor relations. In a survey conducted last year by the Institutional Investor Research Group, the Group was named the "Best Company IR"and the "Most Improved IR" among conglomerates in Asia by the Buy-side and the "Most Improved IR" among companies in Hong Kong and the "Most Improved IR" among conglomerates in Asia by the Sell-side. These awards will continue to motivate the Group to step up its initiatives in sustaining a two-way communication with investors and the media.

Social responsibility

The outbreak of SARS last year has raised public awareness and knowledge of hygiene and health. With businesses such as food distribution and supermarkets, which are closely related to the daily lives of the public, the Group had exercised extreme caution and prevention to ensure the hygiene of our products and the shopping environment. It reflects our care for our customers and our communities.

There was a substantial increase in our cash donations to charitable organizations last year. In particular, the Group participated in the Project Hope School program and sponsored the construction of a primary school in Jiangxi Province through China Resources Vanguard Co., Ltd. ("CR Vanguard") in November to enable children there to obtain education. Moreover, the Group supported a number of charity events, including the Fifth Challenging 12-Hours Charity Marathon, organized by Sowers Action, Trailwalker by Oxfam Hong Kong and East China Flood Relief Program launched by Ming Pao Newspaper Limited. It is the Group's commitment to customers, shareholders and employees to improve the lives of the society.

前景

中國內地是本集團增長的重點所在，本集團已精心部署，策略性地在中國內地重點市場建立據點。本集團的超級市場、啤酒以及紡織業務均已躋身各行業的領導地位，本集團的食品加工及經銷業務亦已於去年拓展內地的肉類市場，以掌握屠房以及肉類加工業務方面的商機。憑藉本集團的零售帶動分銷模式，本集團在內地及香港的消費業務方面的比重與日俱增，相信這會帶動本集團的整體發展。

值得一提的是，本集團的超級市場業務已在短短兩年間取得可觀的市場份額。由於市場不斷迅速擴張，中期而言，增長重點將會自主要城市轉往第二線及第三線的城市。本集團的超級市場模式所兼具的靈活性以及成本效益，可望於該等城市成功擴展業務。於二零零三年，亦即收購華潤萬家後的首年，本集團致力促進內部的統一性。超級市場業務的管理團隊有革新的變化，包括融合本地及國際專材，並將全國發展的重任交付管理團隊。在具備更穩健及魄力的管理團隊下，本集團於來年將銳意追求業務更上一層樓，並將強化我們的供應鏈、與供應商發展更長期的關係、為日後擴張建立模範商店，以及為超級市場打造傑出的品牌。

於二零零四年三月，本集團的釀酒業務與浙江錢啤集團股份有限公司主要股東訂立有條件協議，將該公司重組為合營企業，而本集團的啤酒業務將持有其70%權益。該合營企業不但可鞏固本集團在內地啤酒業內的領導地位，更可將本集團的業務版圖拓展至華東地區。憑藉在東北、西南、中部及東部地區的啤酒廠，本集團目前已擁有一個更趨完整的分銷網絡。

隨著中國加入世貿，所有紡織產品的進口配額將於二零零四年底取消，此舉將帶動中國紡織品市場的增長，但亦可能同時引發貿易保護措施。然而，本集團銳意通過集中管理工作以及技術改造計劃，達致更高的營運效率。

Prospects

Chinese Mainland is at the heart of our growth and the Group has been strategically building up presence in this important market. Our supermarket, brewery and textile operations are now among the leading players in their respective industries. Our food operation also expanded into the mainland meat market last year to capture the opportunities in abattoir and meat processing business. With a retail-led distribution model, the Group has increasing exposure to the mainland and Hong Kong consumer market. This would drive the overall development of the Group.

In particular, our supermarket business has built up a significant market presence over a period of just two years. Whilst the market is still expanding rapidly, over the medium term, the focus of growth is likely to shift away from the major cities into the second and third-tier cities. Our superstore format has the flexibility and cost efficiency to succeed in these cities. In 2003, the first year after acquisition of CR Vanguard, our focus was placed on organizational realignment. We revamped nearly the entire management team, blending local and international expertise, and entrusted them with our national vision. This year, with a much stronger and energized team in place, we will look for business optimization, including strengthening our supply chain, developing long term relationship with suppliers, building model stores for future expansion and establishing a respectable supermarket brand.

In March 2004, our brewery business entered into a conditional agreement with the major shareholder of Zhejiang Qianpi Group Company Limited to reorganize the company into a joint venture company, whereby our brewery business will have 70% equity interests. This joint venture not only can strengthen our leading position in the mainland brewing industry but also expand our geographical coverage to the Eastern part of the Chinese Mainland. We now have a more integrated distribution network with breweries in the North Eastern, South Western, Central and Eastern region.

The elimination of all import quotas on textile products by the end of 2004 associated with China's entry to the WTO will boost the potential of the mainland textile market but that may also lead to a concurrent surge in protective trade measures. Nevertheless, we are aiming for higher operational efficiency by centralizing management functions and technology upgrade.

本集團已按計劃增加在中國內地的投資，其內地的收入亦首度超逾香港，佔回顧期間總收入的47.5%，截至二零零二年十二月三十一日止年度則為42.4%。由於零售業務及啤酒業務受非典型肺炎爆發的影響，內地的除稅前盈利由29.5%減低至25.8%。

The Group has accelerated its investments in the Chinese Mainland as planned. For the first time, the Group's revenue from the mainland exceeded that of Hong Kong, accounting for 47.5% of the total revenue for the period under review, compared with 42.4% during the year ended 31 December 2002. As the retail and brewery operations bore the brunt of the SARS outbreak, the proportion of profit before tax from the mainland decreased from 29.5% to 25.8%.

中國內地在全球經濟的角色日趨重要。隨著經濟不斷增長、低息環境以及有利的地理優勢，中國內地的消費市場正蓬勃發展。與此同時，中國內地與香港的更緊密經濟夥伴關係，以及放寬居民以個人身份申請來港旅遊的限制後令旅客數目大幅上升，均刺激香港經濟增長及改善消費氣氛。憑藉本集團獨特的業務模式、審慎的策略以及穩健的財務狀況，本集團對日後增長前景深感樂觀。

Chinese Mainland is playing an increasingly important role in the global economy. With the continuous economic growth, low interest rate environment and favorable demographics, its consumer market is thriving. At the same time, the closer economic partnership between the Chinese Mainland and the territory as well as the influx of mainland tourists following the relaxation of individual travelers have stimulated Hong Kong's economy and improved consumer sentiment. With our unique business model, prudent strategy execution and strong financial position, we are optimistic about the prospects for further growth.

僱員

於二零零三年十二月三十一日，本集團除聯營公司及共同控制實體以外僱用約80,000人，當中約97%在中國內地僱用，其餘的主要駐守香港。為提昇員工的事業及個人發展，本集團為僱員舉辦多項持續培訓課程及工作坊，其中若干課程與本集團母公司合辦。本集團僱員薪酬按其工作性質、個別表現及市場趨勢釐訂，附以獎勵計劃，並以現金花紅及購股權形式鼓勵突出的表現，有關購股權計劃的詳情茲概述於董事局報告內。

Employees

As at 31 December 2003, excluding its associates and a jointly controlled entity, the Group employed approximately 80,000 people, of which approximately 97% were employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. We offer ongoing training courses and workshops on diverse topics to our employees to enhance both their career and personal development, sometimes in conjunction with the training programs of our parent company. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options. Details of the share option scheme are described in the Report of the Directors.

致謝

受到多項經濟及政治不穩定因素的影響下，二零零三年是充滿挑戰的一年。然而，本集團的表現只更形穩健，更為團結。本人僅代表董事局，對員工的努力不懈和辛勤工作致以衷心謝意。

Appreciation

2003 was an exceptionally challenging year characterized by economic and political uncertainties. Yet, we have emerged stronger and more united. On behalf of the Board of Directors, I would like to extend our appreciation towards our staff for their dedication and commitment.

主席
寧高寧

香港，二零零四年四月七日

NING GAONING
Chairman

Hong Kong, 7 April 2004

業務回顧 REVIEW OF OPERATIONS

〔石油及化學品經銷〕

截至二零零三年十二月三十一日止年度營業額為港幣12,565,300,000元，較去年增長19.7%。截至二零零三年十二月三十一日止年度之未計公司總部利息及費用前純利為港幣424,100,000元，較去年增長47.6%。

本年度純利增加主要是因為本集團出售一間共同控制實體公司所持有在香港國際機場的航空燃料補給設施的權益而獲得一項應佔所得溢利的進賬，但部份盈利被成品油分銷業務盈利貢獻下降所抵銷。

回顧年度內，受到美伊戰事及石油輸出國組織產油不穩定的影響，令全球油價反覆波動。與去年相比，成品油分銷業務的總銷量減少3.1%，而毛利率亦減少1.1個百分點。香港經濟不景及有新參與者加入石油分銷市場，已導致柴油業務在銷售量及毛利率方面皆告下降。中國內地燃料油市場競爭激烈，亦導致燃料油貿易業務的銷售量和毛利率下降。雖然航空煤油的需求因非典型肺炎爆發而減低，但本集團已從更多航空公司取得供應合同，令航空煤油的銷量增加18%，及毛利率增加2個百分點。

香港和中國內地石油與石油氣加油站共錄得12.2%的營業額增長，但盈利相若。香港的油站石油氣銷售量增長7.5%。由於石油氣成本高漲，售價機制卻無法及時調整，盈利能力受到影響，尤以二零零三年首季的不利影響最為嚴重。隨著二零零三年八月石油氣售價上調後，在下半年的盈利能力有所改善。

〔PETROLEUM AND CHEMICAL DISTRIBUTION〕

Turnover for the year ended 31 December 2003 was HK$12,565.3 million, an increase of 19.7% over last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$424.1 million, an increase of 47.6% over last year.

The increase in net profit for the year was mainly attributable to the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport but it was partly offset by a decline in profit contribution from the refined oil distribution segment.

Owing to the US/Iraq war and the uncertainty over oil supply by OPEC, world oil prices were extremely volatile during the year under review. Compared to last year, the overall sales volume of the refined oil distribution business reduced by 3.1% and gross profit margin decreased by 1.1 percentage point. The sluggish economy in Hong Kong and more entrants into the oil distribution business caused the decline in both sales volume and gross profit margin of our diesel oil operation. Competition in the fuel oil market in the Chinese Mainland also decreased the sales volume and gross profit margin of our fuel oil trading business. Although the outbreak of SARS disrupted the demand for aviation fuel, the Group was able to secure contracts to supply fuel to more airlines. As a result, the sales volume of aviation fuel increased by 18% and gross profit margin increased by 2 percentage points.

Petrol and LPG stations in Hong Kong and the Chinese Mainland reported an increase of 12.2% in turnover but flat earnings. Sales volume of LPG at our Hong Kong stations grew by 7.5%. High LPG cost and mismatch in the price-fixing mechanism had affected profitability. The adverse impact was particularly severe in the first quarter of 2003 but improvement was recorded in the second half of the year when the LPG selling prices was increased in August 2003.

化工產品業務的銷售量錄得強勁增長，導致營業額較去年增加33.9%，未計公司總部利息及費用前經營溢利則較二零零二年增加17.7%。本集團將會繼續加強其在中國華東及華南地區的化工產品分銷渠道。

雖然本集團一直強調零售帶動分銷的經銷策略，但亦會繼續尋找高增長和具潛質的石油和化工品分銷業務投資項目。為了迎合中國內地龐大管道燃氣需求，本集團於二零零三年八月與蘇州市政府成立合營企業，在蘇州新區分銷及供應管道燃氣。本集團佔該合營企業的70%權益。

本集團預期全球油價短期內仍會於高位波動，本集團會持續採取審慎措施，以減低油價波動對業務表現的影響。



The chemical operation reported a strong growth in sales volume which translated into a 33.9% increase in turnover and a 17.7% increase in operating profit before corporate interest and expenses over 2002. The Group will continue to enhance its distribution channel of chemical products in the Eastern and Southern China.

While emphasising on its retail-led strategy, the Group will continue to seek opportunities for growth potential in the petroleum and chemical distribution business. To tap the growing demand for piped gas in the Chinese Mainland, the Group established a joint venture with the municipal government of Suzhou in August 2003 to distribute and supply piped gas in Suzhou New District. The Group has 70% interests in the joint venture.

The Group anticipates that the world crude oil price will be stabilised in the near future but at a relatively high level. The Group will continue to take prudent measures to mitigate the impact of the volatile oil price to the business.







琳瑯滿目

Variety



在獨有的零售帶動分銷模式下，我們的超級市場業務帶領著零售業務蓬勃發展，在多方面與我們的供應鏈相關消費品業務，如食品、飲品及紡織產生協同效應。

Our rapidly growing retail business, led by our supermarket operation, underpins our unique retail-led distribution model and enjoys multiple synergies from our customer-driven supply-chain businesses, including food and beverage as well as textile.

【零售】

本年度下半年零售業務取得顯著改善。營業額由上半年的港幣4,303,600,000元增加至下半年的港幣5,523,500,000元，而未計公司總部利息及費用前淨虧損相對本年度上半年減少88.8%。截至二零零三年十二月三十一日止年度，本集團的零售業務錄得營業額港幣9,827,100,000元，較去年增加50.5%，未計公司總部利息及費用前淨虧損錄得港幣98,800,000元，去年則為純利港幣100,000,000元。

零售業在香港和中國內地的競爭不斷加劇。零售商不斷提供折扣銷售以保持市場份額，導致毛利率持續下降，預計中國內地的超市行業會持續進行整固。透過收購及擴充市場份額，市場參與者預期從協同效應及規模經濟效益中增加毛利率比例。

超級市場

截至二零零三年十二月三十一日止年度，錄得營業額港幣7,880,700,000元，較去年增加72.5%。二零零三年度未計公司總部利息及費用前淨虧損達港幣106,500,000元，去年則為純利港幣65,700,000元。儘管於二零零三年上半年錄得港幣66,100,000元的巨額虧損，但於下半年虧損減少至港幣40,400,000元，減虧幅度達38.9%。上半年的虧損主要是非典型肺炎造成不利影響，及在二零零二年迅速擴充後成本架構高企所致。

【RETAIL】

The retail operation achieved a marked improvement in the second half of the year. Turnover increased from HK$4,303.6 million in the first half of the year to HK$5,523.5 million in the latter half of the year and net loss before corporate interest and expenses reduced by 88.8% as compared with the first half of the year. For the year ended 31 December 2003, the Group's retail operation reported a turnover of HK$9,827.1 million, an increase of 50.5% over last year and a net loss before corporate interest and expenses of HK$98.8 million against a profit of HK$100.0 million in last year.

The retail industry remains competitive in Hong Kong and the Chinese Mainland. Retailers persistently offered discount sales to sustain market share and resulted in a decline in gross profit. It is anticipated that the Chinese Mainland's supermarket business will continue to undergo consolidation. Market players aim to improve their gross profit margins with the synergies and economies of scale created by acquisition and expansion of market share.

Supermarket

Turnover for the year ended 31 December 2003 was HK$7,880.7 million, an increase of 72.5% over last year. Net loss before corporate interest and expenses for the year 2003 was HK$106.5 million as compared to a profit of HK$65.7 million in last year. Despite a heavy loss of HK$66.1 million reported in the first half of 2003, the net loss was reduced by 38.9% to HK$40.4 million in the second half of the year. The loss in the first half of the year was mainly caused by the outbreak of SARS and the high cost base caused by the rapid expansion in 2002.


華潤堂
Care

營業額大幅上升主要是合併了華潤萬家的全年營業額，以及於二零零三年店舖數目增加所致。於二零零三年十月，本集團增加於蘇果超市有限公司(「蘇果超市」)的股權，並開始合併其賬目，亦令營業額有所增長。

除全新品牌戰略的推廣外，新管理團隊已在下半年實施了若干措施以提高營運效率，包括改善供應鏈效率、減省員工成本和租金支出，以及更新店鋪模式。上述推廣及措施已取得顯著效果，而在訂立新的供應商回饋收入機制後，廣告收入及大額購貨折扣優惠皆有可觀增長。在營運效率大為提高後，超市業務在下半年度錄得減少虧損至港幣40,400,000元。

本集團於二零零三年應佔超市業務之未計息、税、折舊及攤銷前盈利(「EBITDA」)為港幣98,100,000元，當中港幣45,100,000元為新收購的蘇果超市所貢獻。EBITDA於下半年錄得港幣108,400,000元，較二零零三年上半年增加港幣118,700,000元。

The significant increase in turnover was mainly attributable to a full year consolidation of turnover of CR Vanguard, as well as the increase in number of stores in 2003. In October 2003, the Group increased its interest in 蘇果超市有限公司 Suguo Supermarket Co., Ltd ("Suguo Supermarket"), which led to the consolidation of the company's results into the Group. The consolidation of the Suguo Supermarket's results also contributed to the growth in turnover of the Group.

Besides the re-branding program, the new management team also initiated a number of measures in the second half of the year to enhance the efficiency of the supply chain, reduce staff costs and rentals, as well as revamp store formats. The program and measures generated favorable results and, with a new supplier rebate system, there was a considerable increase in promotion income and volume discount. Owing to the marked improvement in operation efficiency, the supermarket operation reduced the net loss to approximately HK$40.4 million in the second half of the year.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") of the supermarket operation attributable to the Group for 2003 amounted to HK$98.1 million, of which HK$45.1 million was contributed by the newly acquired Suguo Supermarket. EBITDA reported in the second half of the year amounted to HK$108.4 million, representing an increase of HK$118.7 million over the first half of 2003.

本集團現時在香港和中國內地經營約1,623間零售店鋪，當中包括415間標準超市、191間便利店、94間綜合超市、18間大型超市及905間特許經營店鋪。根據中國商務部所頒佈的統計資料，本集團的超市業務在回顧年度內以營業額計已成為全中國第二大連鎖店鋪經營商。

本集團已投放更多資源以確保有充足的物流支援。於二零零三年七月，本集團從其控股股東收購一個已具規模的物流業務，並與現有倉儲業務進行整合。位於深圳平湖的配送中心已於二零零三年九月投入商業運作，為本集團在中國華南地區的大型超市和綜合超市提供物流支援服務。

本集團將持續透過促進營運效率，改善其位於中國內地的零售業務之盈利能力，加上全新品牌戰略推廣及更新店鋪模式，將會加強本集團在零售業務的長期核心競爭力。

品牌時尚產品經銷

截至二零零三年十二月三十一日止年度營業額為港幣1,009,000,000元，較去年增加12.9%。截至二零零三年十二月三十一日止年度未計公司總部利息及費用前淨虧損為港幣18,900,000元，去年則為純利港幣4,500,000元。

營業額增長主要是由本年度的店舖數目增長所帶動。該業務於本年度下半年錄得淨虧損港幣2,400,000元，本年度上半年則為港幣16,500,000元。下半年淨虧損較之前六個月顯著減少，主要是因為中國內地主要城市從非典型肺炎的影響中復甦過來。

The Group currently operates approximately 1,623 stores in Hong Kong and the Chinese Mainland, which includes 415 traditional supermarkets, 191 convenient stores, 94 superstores, 18 hypermarkets and 905 franchised stores. According to the statistics promulgated by the Ministry of Commerce of the People's Republic of China, the supermarket business of the Group was the second largest chain operator in the Chinese Mainland in terms of turnover for the year under review.

The Group has committed more resources to ensure sufficient logistics support. In July 2003, the Group acquired an established logistics business from its controlling shareholder and integrated it with the existing godown business. The distribution centre at Pinghu, Shenzhen, commenced operation in September 2003 and provided logistics support to the Group's hypermarkets and superstores in the Southern China region.

The Group will continue to improve the profitability of its Chinese Mainland retail operation through enhancement of operation efficiency. Together with the re-branding program and the efforts to revamp the store format, we are confident that we will strengthen our competence in the business.

Brand-fashion distribution

Turnover for the year ended 31 December 2003 was HK$1,009.0 million, an increase of 12.9% over last year. Net loss before corporate interest and expenses for the year ended 31 December 2003 was HK$18.9 million, as compared to net profit of HK$4.5 million last year.



透過本集團持有51%之附屬公司經銷的「Esprit」品牌之營業額為港幣673,900,000元，較去年增加11%，該增長主要是受內涵增長及本年度內增設20家自營店鋪所致。

於二零零三年十二月底，本集團在中國內地指定城市透過227間自營及479間特許經營的時裝店，經銷15個國際品牌，而若干盈利能力較低的品牌已於年內停售。

本集團將持續加強其經銷網絡，及採取審慎措施改善旗下個別品牌的盈利能力。

香港零售

截至二零零三年十二月三十一日止年度營業額為港幣937,400,000元，較去年減少11.9%。截至二零零三年十二月三十一日止年度未計公司總部利息及費用前純利為港幣26,700,000元，較去年減少10.1%。

本集團現時在香港以中藝、華潤百貨及華潤堂的商號經營一系列零售店。截至二零零三年十二月底，本集團經營5間中藝、2間華潤百貨及27間華潤堂。

Turnover growth was mainly driven by store expansion during the year. The operation reduced the net loss to HK$2.4 million in the second half of the year from HK$16.5 million in the first half. The significant decrease of net loss in the second half was mainly due to the rebound of retail sales from the recovery of SARS in the major Chinese Mainland cities.

Turnover of the "Esprit" brand, distributed by the Group's 51% owned subsidiary, was HK$673.9 million, representing an increase of 11% over last year. The growth was mainly attributable to same store growth as well as an addition of 20 self-operated stores during the year.

As at the end of December 2003, the Group distributes 15 international brands through 227 self-operated and 479 franchised boutiques at designated cities in the Chinese Mainland. Distributions of certain brands with low profitability were ceased during the year.

The Group will continue to strengthen its distribution network and take prudent measures to improve the profitability of each brand under its portfolio.

Hong Kong Retail

Turnover for the year ended 31 December 2003 was HK$937.4 million, representing a decrease of 11.9% over last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$26.7 million, representing a decrease of 10.1% over last year.

二零零三年上半年經濟不景，加上爆發非典型肺炎，是營業額及純利下跌的主要原因，而年內由於旺角中心及軒尼詩道華潤百貨結業清貨取得理想效果得以抵銷部份損失。此外，由於非典型肺炎導致公眾健康意識提高，華潤堂的營業額於年內錄得增長，並於年內開設全新分店。在二零零三年度最後兩季，隨著非典型肺炎後的經濟復甦，中藝的表現得以重回正常水平，營業額較過去六個月上升25.0%。為進一步改善盈利貢獻，本集團已採取若干節流方案，以減省宣傳開支和員工成本，提高盈利能力。

隨著市民健康意識提高，本集團將繼續擴展華潤堂的業務。為充分發揮各業務間的協同效應，本集團計劃在現有超級市場內設立華潤堂，拓展華潤堂的銷售網絡，此舉可增加本集團在超級市場的產品組合以及貨品種類。

The Group currently operates a chain of retail stores in Hong Kong under the name of Chinese Arts & Crafts Stores 中藝, CRC Department Stores 華潤百貨 and CR Care Stores 華潤堂. As at the end of December 2003, the Group operates 5 Chinese Arts & Crafts Stores 中藝, 2 CRC Department Stores 華潤百貨 and 27 CR Care Stores 華潤堂.

The decrease in turnover and net profit was mainly attributable to the sluggish economy and outbreak of SARS in the first half of 2003. However, the closure sales of CRC Department Stores 華潤百貨 at Argyle Centre and Henessey Road during the year helped to reduce the decrease in turnover. CR Care Stores 華潤堂 reported an increase in turnover during the year. The increase was stimulated by the growth in public health consciousness brought by the outbreak of SARS. There was also addition of new stores during the year. In the last two quarters of 2003, performance of Chinese Arts & Crafts Stores 中藝 resumed to normal level following the recovery from SARS, with turnover increased by 25.0% compared to the previous six months. The Group took a number of cost cutting measures on marketing and staffing expenses during the year in order to improve the profitability.

The Group will continue to expand the business of CR Care Stores 華潤堂 as public health consciousness continues to grow. In order to maximise the synergies among our business, the Group is planning to open CR Care Stores 華潤堂 in our existing supermarkets. It will optimise the mix and variety of the products in our supermarkets for customers.




五豐鮮肉
Ng Fung Fresh Meat
政府持牌屠房。
We sell Ng Fung Fresh Meat from Hong Kong Government licensed slaughterhouse



色香味美 Flavours



五豐行目前為我們在香港的超級市場之單一最大供應商，產品種類繁多，包括鮮肉、水果、包餃食品、罐頭食品、米及其他主要食品。五豐行正積極開拓中國內地的肉類市場。

Ng Fung Hong is currently the single largest supplier to our supermarkets in Hong Kong with products including fresh meats, fruits, dumplings, canned food, rice and many other staples. It is pursuing opportunities to further expansion into the meat market in the Chinese Mainland.

〔食品加工及經銷〕

截至二零零三年十二月三十一日止年度，本業務錄得營業額及未計公司總部利息及費用前純利分別港幣4,801,500,000元及港幣339,900,000元，與去年比較大致平穩。

儘管非典型肺炎對香港的餐飲業造成沉重打擊，然而本集團年內大力宣傳「五豐」品牌優質鮮肉取得成效，活畜經銷業務和凍肉貿易業務的營業額分別錄得1.1%及13.3%的增長。

遠洋捕撈和水產品加工業務的經營盈利較去年攀升188.8%。本集團努力開闢更多優質魚場，提高船隊捕撈能力，令捕撈量增長13.6%，捕撈品種也日趨豐富。

至於食品生產和加工業務內的冰淇淋業務亦能保持強勁的增長，營業額較去年上升21.0%。

為配合本集團強化各業務之間協同效應的策略，並整合食品業務與超級市場業務，本集團將繼續於中國內地擴展肉食加工業務。本集團於上海投資的肉類加工中心正在按計劃興建，預期可於二零零五年初投產。於二零零三年九月，本集團亦就深圳肉食加工投資項目簽訂框架協議。

〔Food Processing and Distribution〕

Turnover and net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$4,801.5 million and HK$339.9 million respectively. Both remained relatively stable compared to last year.

Although the restaurant and catering industry in Hong Kong was adversely affected by the outbreak of SARS, the Group made a considerable effort to promote the "Ng Fung" brand of high quality fresh meat during the year. As a result, turnover of livestock distribution and frozen food trading grew by 1.1% and 13.3% respectively for the year.

For marine fishing and aquatic products processing, its operating profit increased by 188.8% over last year. This was mainly attributable to the effort taken to explore more high quality fishing grounds and to enhance fishing fleet capability, which resulted in growth of 13.6% of total catches and enrichment in catches assortment.

The ice-cream business under the food production and processing also maintained its strong growth in turnover which was 21.0% over the previous year.

In order to maximise the synergies among our business and to integrate the food operations with our supermarket business, the Group will continue to expand into the meat processing business in the Chinese Mainland. The meat processing centre in Shanghai is under construction and is expected to commence operation in early 2005. The Group also entered into a principle agreement for its meat processing project in Shenzhen in September 2003.



SN





SN

無限歡欣

Joy



源自中國東北部的「雪花」，為我們全國性的啤酒品牌，於2003年底起在我們的超級市場發售，以擴大配送網絡並掌握較富庶的華南區域的客群所帶來的增長潛力。

Snow, our national beer brand originated in Northeastern China, was introduced to our supermarket stores in late 2003 to give it a broader distribution network and to capitalize on the vast growth potential from the more affluent consumers in the Southern China region.

【飲品】

截至二零零三年十二月三十一日止年度，本業務錄得營業額港幣3,950,200,000元，較去年上升5.7%，未計公司總部利息及費用前純利為港幣98,200,000元，較去年增長9.4%。

營業額的穩定增長主要由啤酒及純淨水業務的銷量增加帶動，啤酒及純淨水的銷量分別達2,532,194千升以及369,771千升，較去年增長8.0%及32.2%。不計新收購的釀酒廠，本集團在回顧年度內，仍錄得4.9%的啤酒業務內涵增長。本業務的盈利貢獻增長，部份原因在於純淨水表現理想，而瀋陽及四川釀酒廠業務盈利增長強勁亦是另一原因。此外，出售天津釀酒廠的土地亦取得一筆收益。由於實施更嚴格的原料成本控制方案，與去年比較，啤酒業務的平均毛利率得以保持穩定。純淨水業務的表現得以更勝去年，並於回顧年度內取得平穩純利增長，部份原因是深圳市內大瓶裝純淨水的銷售量增長。為配合公司的品牌發展策略，在尚未設立釀酒廠業務的省份拓展市場，本集團大力推廣全國知名的「雪花」品牌，使得「雪花」品牌啤酒錄得653,872千升的銷量，較去年增長48.0%，相當於啤酒總銷量的25.8%。

年內，飲品業務整合若干釀酒廠的權益，進一步收購該等釀酒廠的少數權益，包括吉林華潤啤酒有限公司10%股權，武漢華潤啤酒有限公司、武漢華潤東西湖啤酒有限公司、武漢華潤行吟閣啤酒有限公司各30%股權。以及收購北京華潤啤酒有限公司100%股權。截至二零零三年十二月三十一日，本集團合共經營29間釀酒廠，年生產能力約達4,200,000千升。本集團目前在中國內地高踞第二大釀酒廠之位。

於二零零四年三月，本集團的飲品業務與浙江錢啤集團股份有限公司的主要股東達成有條件協議，雙方會合作重組該公司成為一家合資公司，其中本集團的飲品業務將持有該公司70%的股權。本集團可通過這間新公司，增加至4,700,000千升的年生產能力，鞏固其在釀酒業內的領導地位，並將產品生產基地擴展至中國華東地區。除收購事項外，本集團將繼續加強品牌發展，並擴充在中國內地的市場版圖。

【BEVERAGE】

For the year ended 31 December 2003, the operation reported a turnover of HK$3,950.2 million, representing an increase of 5.7% over last year and net profit before corporate interest and expenses of HK$98.2 million, representing an increase of 9.4% over last year.

Increase in turnover was mainly driven by the growth in sales volume of both the beer and purified water. Sales volume for beer and purified water amounted to 2,532,194 kilolitres and 369,771 kilolitres respectively, representing an increase of 8.0% and 32.2% over the previous year. Excluding the newly acquired breweries, the Group recorded an organic growth of approximately 4.9% in beer sales volume for the year under review. The increase in profit contribution from the operation was partly attributable to the improved performance of purified water as well as the strong earnings growth in Shenyang and Sichuan breweries. In addition, there was a gain from disposal of land in Tianjin brewery. Owing to more stringent control on material cost, average gross margin for the beer operation remained stable compared to last year. Stimulated by the increase in sales of large-size bottled purified water in Shenzhen, the performance of the purified water operation was improved and resulted in a steady increase in net profit for the year under review. As a result of a successful strategy to promote "Snow" as a national brand of our beer, the sales volume of the brand increased by 48.0% over the previous year reaching 653,872 kilolitres and represented 25.8% of the total beer sales volume.

During the year, the brewery operation consolidated its interests in several breweries by acquiring the minority interests, including 10% equity interests in 吉林華潤啤酒有限公司 China Resources (Jilin) Brewery Co., Ltd, and 30% equity interests in all 武漢華潤啤酒有限公司 China Resources (Wuhan) Breweries Company Limited, 武漢華潤東西湖啤酒有限公司 China Resources (Wuhan) Dongxihu Breweries Company Limited and 武漢華潤行吟閣啤酒有限公司 China Resources (Wuhan) Xing Yin Ge Breweries Company Limited . The Group also acquired 100% equity interests in 北京華潤啤酒有限公司 China Resources (Beijing) Brewery Co., Ltd. As at 31 December 2003, the Group operated a total number of 29 breweries with an annual production capacity of approximately 4.2 million kilolitres. The Group is currently ranked the second largest brewer in the Chinese Mainland in terms of sales volume.

In March 2004, the beverage operation entered in a conditional agreement with the majority shareholder of Zhejiang Qianpi Group Company Limited to reorganise the company into a joint venture company, whereby our brewery business will have 70% equity interest. With this new company, the Group can strengthen its leading position in the brewing industry by bringing our production capacity to 4.7 million kilolitres and expand its geographical coverage to the Eastern China region. Apart from acquisition, the Group will continue to emphasise on brand development and expand its market coverage in the Chinese Mainland.







優越品味

Glamour



自有品牌商品將成為我們超級市場重要的一環，不同的便裝、服飾以致日常用品將與我們的供應鏈逐步整合以發揮業務間最大的協同效應。

Exclusive private-label merchandise will form a major part of the assortment in our supermarket stores. Casual wear and apparel as well as daily necessities are being integrated into our supply chain to maximize synergies between our businesses.

【紡織】

截至二零零三年十二月三十一日止年度，錄得營業額港幣3,201,800,000元，較去年上升27.0%。未計公司總部利息及費用前純利為港幣165,900,000元，去年純利則為港幣162,800,000元。

儘管回顧年度內中國內地棉價攀升，成衣配額價格波動，本業務的業績仍然相當理想，主要有賴實施有效的節流方案以及新收購紡織廠的初步利潤貢獻。然而，本集團預計棉價以及成衣配額價格的波動將會擴大，因而可能影響業務表現，本集團將繼續採取積極措施，以舒緩有關影響。

回顧年度內，本集團成功收購於深圳證券交易所上市的華潤錦華股份有限公司51%權益及南通華潤大生紡織有限公司100%權益，以及進一步收購濟南華豐紡織有限公司24%權益，使本集團的股權達致64%。

本集團購置新型號機器以取代舊有機器的技術改造計劃進度理想。截至二零零三年十二月三十一日，大部份新型號機器已完成安裝及測試，並已於二零零四年初投產，而其餘機器則預期可於二零零四年後期投產。為提高盈利能力，本集團將繼續豐富產品組合以及改善品質。

【Textile】

Turnover for the year ended 31 December 2003 was HK$3,201.8 million, representing an increase of 27.0% over last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$165.9 million, compared to a net profit of HK$162.8 million in the previous year.

Despite the surge in cotton price and fluctuation of the price for garment quota in the year under review, the Group managed to record a satisfactory result because of effective cost control measures as well as contribution from the newly acquired textile plants. However, the Group anticipates the fluctuation of cotton price and garment quota may affect the textile business and, therefore, will take proactive measures to mitigate the effects.

During the year, the Group successfully acquired 51% equity interest in 華潤錦華股份有限公司 China Resources Jinhua Co. Ltd., a company listed on the Shenzhen Stock Exchange, and 100% equity interest in 南通華潤大生紡織有限公司 Nantong China Resources Dashen Textiles Co., Ltd. We also bought an additional 24% equity interest in 濟南華豐紡織有限公司 Jinan Hua Feng Textile Co., Ltd., bringing our shareholding to 64%.

The Group is making a satisfactory progress in the technology upgrade programme. As at 31 December 2003, majority of the old machines was replaced by the updated models. Testing and operation of the new machines have commenced in early 2004. The technology upgrade programme is expected to be finished by late 2004. In order to improve profitability, the Group will continue to enrich and enhance its product mix and quality.

[物業]

截至二零零三年十二月三十一日止年度，錄得營業額港幣279,900,000元，較去年下跌21.7%。未計公司總部利息及費用前純利為港幣278,700,000元，去年純利則為港幣152,200,000元。

收租物業

本集團的收租物業包括辦公室、零售店舖和工業單位，截至二零零三年十二月三十一日止年度，錄得營業額及未計公司總部利息及費用前純利分別為港幣258,100,000元及港幣237,700,000元，較去年分別下跌9.9%及上升69.9%。

營業額下跌主要由於旺角中心進行翻新工程，以及給予受非典型肺炎影響的租戶減租優惠，以致租金下跌。回顧年度內的零售店舖平均出租率仍然高企於92.5%。本集團位於旺角中心的零售店舖翻新工程已於二零零三年九月底竣工。翻新後的物業已易名為「旺角新の城」，至今已租出約98%的舖位。儘管租金下跌，本業務仍錄得純利增長。旺角中心的物業用途由自用固定資產轉為投資性物業，此項改變減少了遞延稅項負債，而剔除二零零二年物業重估損失和去年確認的遞延稅項抵免調整外，年內純利較去年下跌17.7%。

物業發展

本集團在香港的物業發展業務包括灝景灣的55%權益，截至二零零三年十二月三十一日止年度，本業務錄得營業額港幣21,800,000元（二零零二年：港幣70,800,000元），以及未計公司總部利息及費用前純利達港幣41,000,000元（二零零二年：港幣12,300,000元）。灝景灣項目已經落成，絕大部份住宅單位在過往數年已經售出。於二零零三年十二月底，有282個車位尚未售出，其中85%尚未售出車位已經出租。



[PROPERTY]

Turnover for the year ended 31 December 2003 was HK$279.9 million, representing a decrease of 21.7% from last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$278.7 million, compared to a net profit of HK$152.2 million in last year.

Rental properties

For the year ended 31 December 2003, the Group's rental properties segment, which comprised office, retail and industrial premises, reported a turnover and a net profit before corporate interest and expenses of HK$258.1 million and HK$237.7 million respectively, representing a decrease of 9.9% and an increase of 69.9% from last year.

The reduction of turnover was mainly attributable to the reduction of rental income from Argyle Centre during the renovation period and certain rental concessions granted to tenants affected by SARS. Average occupancy rate of retail premises for the year under review maintained at high level of 92.5%. Renovation work for the Group's retail space at Argyle Centre was completed by the end of September 2003. The refurbished property was renamed as "旺角新の城" with approximately 98% leased out. Despite the reduction of rental income, the operation reported an increase in net profit. The change of Argyle Centre from a fixed asset for own use to an investment property resulted a decrease in deferred tax liabilities. Excluding the effects of a revaluation deficit recorded in 2002 and the deferred tax credit adjustment, the net profit for the year reduced by 17.7% as compared to last year.

Property development

The Group's Hong Kong property development segment, which included its 55% interests in the Villa Esplanada project, recorded a turnover of HK$21.8 million (2002: HK$70.8 million) and a net profit before corporate interest and expenses of HK$41.0 million (2002: HK$12.3 million) for the year ended 31 December 2003. The project was completed with all residential units substantially sold in prior years. As at end of December 2003, 282 car parks were left unsold, of which over 85% were leased out.

【投資及其他業務】

截至二零零三年十二月三十一日止年度，本集團的投資及其他業務錄得營業額港幣180,000,000元(二零零二年：港幣518,400,000元)。未計公司總部利息及費用前純利為港幣367,600,000元(二零零二年：港幣410,700,000元)。

貨櫃碼頭

本集團擁有 HIT Investments Limited 的10%權益。香港及鹽田的深水港業務錄得8%合併吞吐量增長，息稅前盈利則增長13%。

建築材料

依照本集團以零售帶動分銷的經銷策略，本公司於二零零三年七月成功透過向股東分派實物股息，分拆預拌混凝土業務。



【Investments and Others】

For the year ended 31 December 2003, the turnover was HK$180.0 million (2002: HK$518.4 million), and the net profit before corporate interest and expenses was HK$367.6 million (2002: HK$410.7 million).

Container terminal

The Group has a 10% interests in HIT Investments Limited. The Hong Kong and Yantian deepwater port operations reported combined throughput growth of 8% and EBIT growth of 13%.

Building materials

In line with the Group's retail-led distribution strategy, the ready mixed concrete operations were successfully spun off by way of a distribution in specie to the shareholders in July 2003.

財務回顧

FINANCIAL REVIEW

資金及融資

本集團對剩餘資金採取中央管理政策，務求可更有效地監控資金運作，藉此減省平均融資成本。於二零零三年十二月三十一日，本集團的綜合現金及現金等值達港幣3,787,000,000元；而借貸則為港幣6,643,000,000元，其中港幣2,458,000,000元於一年內到期，港幣4,116,000,000元於二至五年內到期，而港幣69,000,000元則於五年後到期。本集團於二零零三年十二月三十一日尚未動用的借貸備用額為港幣1,500,000,000元。除了230,000,000美元可換股擔保債券外，所有借貸均以浮動息率計算。

Capital and funding

The Group's policy is to centralize surplus fund and funding requirements to achieve better treasury control and lower cost of funds. As at 31 December 2003, the Group's consolidated cash and cash equivalent amounted to HK$3,787 million. The Group's borrowings as at 31 December 2003 were HK$6,643 million with HK$2,458 million payable within 1 year, HK$4,116 million within 2 to 5 years and HK$69 million after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2003, amounted to HK$1,500 million. Except for the US$230 million convertible guaranteed bonds, all the borrowings are subject to floating rates.

以本集團的借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率約16.5%（二零零二年：9.1%）。收購新業務以及增加紡織業務原料採購是導致負債比率上升的主要原因。

Calculated on the basis of the Group's net borrowings over the shareholders' funds and minority interests, the Group's gearing ratio was approximately 16.5% (2002: 9.1%). The increase in gearing ratio was mainly attributable to the acquisition of businesses with higher gearing ratio as well as the increase in purchase of raw materials by our textiles segment.

於二零零三年十二月三十一日，本集團現金存款結餘中，42%以港元持有，40%以人民幣持有，而17%以美元持有。本集團借貸中35%以美元為單位，39%以人民幣為單位，而其餘則以港元為單位。為減低外滙兑換及利率波動的風險，本集團已訂立若干遠期合約以及利率調期合約，以對沖部份負債的風險。

As of 31 December 2003, 42% of the Group's cash deposit balances were held in Hong Kong dollars, 40% in Renminbi and 17% in US dollars. 35% of the Group's borrowings were denominated in US dollars and 39% in Renminbi with the remainder in Hong Kong dollars. In order to limit the exposure to the fluctuations in foreign currency rates and interest rates, the Group entered into certain forward contracts and interest rate swaps to hedge for part of its borrowing.

憑藉基礎穩固的經常性收入，以及充裕的銀行備用額，本集團具備的財務資源足以應付投資所需。

With a solid base of recurrent income and adequate committed banking facilities, the Group has sufficient financial resources to cope with the investment needs.

資本開支

本集團於二零零三年度的資本開支為港幣2,335,400,000元，其中添置固定資產港幣1,788,200,000元。本集團的零售、食品、紡織以及飲品業務合共動用港幣547,200,000元收購相關項目。資本開支主要以源自經營業務的內部資源支付。

Capital expenditure

The Group spent HK$2,335.4 million on capital expenditure during the year 2003. Additions to fixed assets amounted to HK$1,788.2 million. The Group incurred HK$547.2 million for new acquisitions in retail, food, textile and beverage, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations.

資產質押

於二零零三年十二月三十一日，本集團已抵押賬面淨值為港幣357,800,000元(二零零二年：港幣466,400,000元)的固定資產來獲取短期貸款金額為港幣256,700,000元(二零零二年：質押以獲取短期貸款港幣370,600,000元)以及長期貸款港幣56,400,000元(二零零二年：無)。

Pledge of assets

As at 31 December 2003, fixed assets with net book value of HK$357.8 million (2002: HK$466.4 million) are pledged for short-term loans in the sum of HK$256.7 million (2002: pledged for short-term loans of HK$370.6 million) and long term loans in the sum of HK$56.4 million (2002: Nil).

或然負債

於二零零三年十二月三十一日，本集團並無重大或然負債。

Contingent liabilities

The Group does not have any material contingent liabilities as at 31 December 2003.

副主席兼董事總經理
宋林

香港，二零零四年四月七日

SONG LIN
Deputy Chairman and Managing Director

Hong Kong, 7 April 2004

董事及高層管理人員之簡歷
Biographical Details of Directors and Senior Management

董事

DIRECTORS

寧高寧先生．*現年四十五歲*

於一九九九年獲提任為本集團主席。彼並為華潤（集團）有限公司之副董事長兼總經理、中國華潤總公司之總經理以及華潤置地有限公司和華潤萬眾電話有限公司之主席。彼持有中國山東大學經濟學文學士學位及美國匹茲堡大學工商管理學碩士學位，主修財務。寧先生亦出任多家公司之董事，包括華潤電力控股有限公司、華潤勵致有限公司、華潤水泥控股有限公司、中銀國際控股有限公司、SABMiller plc及HIT Investments Limited等。



MR. NING GAONING, *aged 45*

was appointed the Chairman in 1999. He is the Vice Chairman and President of China Resources (Holdings) Company Limited, President of China Resources National Corporation, Chairman of China Resources Land Limited and China Resources Peoples Telephone Company Limited. Mr. Ning holds a Bachelor of Arts degree in Economics from the Shandong University in China and a Master of Business Administration degree in Finance from the University of Pittsburgh in the United States. He holds directorship in a number of companies including China Resources Power Holdings Company Limited, China Resources Logic Limited, China Resources Cement Holdings Limited, BOC International Holdings Limited, SABMiller plc and HIT Investments Limited.

宋林先生．*現年四十一歲*

於二零零一年十一月獲委任為本集團副主席兼董事總經理。彼並為華潤（集團）有限公司及中國華潤總公司之副總經理及常務董事，亦為華潤電力控股有限公司及華潤勵致有限公司之主席。宋先生擁有逾十年公司合併和收購方面之經驗，現負責本集團之整體業務與策略部署。宋先生持有中國上海同濟大學力學學士學位。彼於一九八五年加入華潤（集團）有限公司，曾任華潤投資開發有限公司之董事長。華潤投資開發有限公司是負責華潤（集團）有限公司在國內和香港的企業投資和發展。



MR. SONG LIN, *aged 41*

was appointed Deputy Chairman and Managing Director of the Group in November 2001. He is also a Vice President and an Executive Director of China Resources (Holdings) Company Limited and China Resources National Corporation, Chairman of China Resources Power Holdings Company Limited as well as China Resources Logic Limited. Mr. Song has over 10 years of experience in the area of corporate mergers and acquisitions and is currently responsible for the overall business and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Mechanics from the University of Tong Ji in Shanghai, China. He joined China Resources (Holdings) Company Limited since 1985 and was the Chairman of China Resources Development & Investment Co., Ltd, the investment arm of China Resources (Holdings) Company Limited, responsible for its corporate development and investments in both Hong Kong and the mainland.

陳樹林先生．*現年五十歲*

於一九九八年十二月獲委任為執行董事，並於二零零一年十一月獲委任為本集團副董事總經理。彼身兼五豐行有限公司、華潤輕紡（集團）有限公司之董事長、華潤（集團）有限公司之董事，副總經理及中國華潤總公司之董事。彼持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。陳先生於加入五豐行有限公司前，曾任外經貿部官員，並先後為中國駐澳州及新西蘭商務代表、華潤集團企業開發部副總經理及華潤（集團）有限公司旗下駐泰國分公司總經理。彼於策略部署、業務發展及投資策劃方面擁有非常豐富的經驗。



MR. CHEN SHULIN, *aged 50*

has been an Executive Director since December 1998 and was appointed Deputy Managing Director of the Group in November 2001. He is also the Chairman of Ng Fung Hong Limited and China Resources Light Industries & Textiles (Holdings) Company Limited, a Director and Vice President of China Resources (Holdings) Company Limited as well as a Director of China Resources National Corporation. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and a Master's degree in Business Administration from Victoria University, New Zealand. Prior to joining Ng Fung Hong Limited, he worked as a senior official in the MOFTEC and as a commercial attache in Australia and New Zealand. He was also named Deputy General Manager in the Investment and Development Department of China Resources (Holdings) Company Limited and Managing Director of a subsidiary of China Resources (Holdings) Company Limited in Thailand. He has substantial experience in strategic planning, business development and investment.

喬世波先生．現年四十九歲



於二零零一年七月獲委任為執行董事，並於同年十一月獲提任為本集團副董事總經理。喬先生亦為華潤（集團）有限公司之董事，副總經理及中國華潤總公司之董事，並為華潤水泥控股有限公司之主席。目前，彼負責本集團之石油及化學品經銷業務之策略部署。喬先生持有中國吉林大學中文系學士學位。

MR. QIAO SHIBO, *aged 49*

has been an Executive Director since July 2001 and was appointed Deputy Managing Director of the Group in November 2001. He is a Director and Vice President of China Resources (Holdings) Company Limited and a Director of China Resources National Corporation. Mr. Qiao is also the Chairman of China Resources Cement Holdings Limited. At present, he is responsible for the business and strategic planning of the Group's petroleum and chemical distribution business. Mr. Qiao holds a Bachelor's degree in Chinese Language from the Jilin University, China.

閻飈先生．現年四十二歲



於一九九四年獲委任為執行董事，現為本集團副董事總經理。彼並為華潤（集團）有限公司、中國華潤總公司之董事以及華潤置地有限公司之執行董事。閻先生現時負責本集團於國內的啤酒、品牌服裝經銷、香港零售及地產業務的整體發展。彼分別持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。

MR. YAN BIAO, *aged 42*

has been an Executive Director of the Group since 1994 and is currently a Deputy Managing Director of the Group. Mr. Yan is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation as well as an Executive Director of China Resources Land Limited. Mr. Yan is currently responsible for the overall strategic planning and development of the Group's brewery, brand fashion distribution, Hong Kong retailing and property businesses. He has a Bachelor of Laws degree from the Beijing University in China and a Master of Business Administration degree from the University of San Francisco in the United States.

姜智宏先生．現年四十八歲



於一九九六年獲委任為本集團財務董事，並於二零零零年五月提任為副董事總經理。彼並為華潤置地有限公司及華潤水泥控股有限公司之非執行董事。姜先生畢業於香港理工學院（現為香港理工大學），為特許會計師公會之資深會員及香港會計師公會之會員。彼具有逾二十年核數、會計及企業融資工作方面之經驗。姜先生亦任HIT Investments Limited之董事。姜先生於一九九四年九月加入本集團。

MR. KEUNG CHI WANG, RALPH, *aged 48*

has been appointed as Group Finance Director since 1996 and was appointed Deputy Managing Director in May 2000. He is also a Non-Executive Director of China Resources Land Limited and China Resources Cement Holdings Limited. Mr. Keung graduated from the Hong Kong Polytechnic (now known as Hong Kong Polytechnic University) and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. Mr. Keung is also a Director of HIT Investments Limited. He joined the Group in September 1994.

劉百成先生．現年五十四歲



於一九九七年獲委任為執行董事。彼並為華潤置地有限公司之執行董事。劉先生畢業於香港浸會學院（現為香港浸會大學），為特許會計師公會之資深會員及香港會計師公會之會員。劉先生具有逾二十八年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，彼亦擔任香港冷藏商會有限公司執行委員會之主席多年。 劉先生目前主要負責本集團之香港地產部門及物流業務。劉先生於一九九四年一月加入本集團。

MR. LAU PAK SHING, *aged 54*

has been an Executive Director since 1997. He is also an Executive Director of China Resources Land Limited. Mr. Lau graduated from the Hong Kong Baptist College (now known as Hong Kong Baptist University) and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. Mr. Lau has over 28 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses. Mr. Lau has been the Chairman of the Executive Committee of Hong Kong Cold Storage Merchants Association Limited for many years. He is currently in charge of the Group's Hong Kong Property Division and logistics business. Mr. Lau joined the Group in January 1994.

董事

王群先生，*現年四十七歲*

於二零零零年一月獲委任為執行董事。彼亦為華潤(集團)有限公司及中國華潤總公司之董事、華潤啤酒有限公司之執行董事，主要負責本集團啤酒業務之全盤運作。王先生持有中國人民大學金融學學士學位。加入本集團前，彼曾任職於中國國家經濟委員會，並於一間深圳著名的綜合性企業擔任要職。王先生於一九九四年加入本集團。



鍾義先生，*現年三十九歲*

於二零零零年六月獲委任為執行董事。彼並為華潤置地有限公司之執行董事並任職於華潤(集團)有限公司及中國華潤總公司。鍾先生持有中國四川大學工程學學士學位，中國人民大學經濟學碩士學位及美國舊金山大學工商管理碩士學位。鍾先生於一九九六年七月加入本集團。



鄺文謙先生，*現年三十九歲*

於二零零二年二月加入本集團並獲委任為執行董事。鄺先生分別擁有香港大學理學學士學位及香港中文大學工商管理碩士學位，亦為香港及澳洲註冊會計師，從事證券研究、商人銀行及財務分析之工作多年。鄺先生現掌管集團之企業策劃及發展，他亦負責投資者關係以及合併和收購活動。



DIRECTORS

MR. WANG QUN, *aged 47*

was appointed an Executive Director in January 2000. He is a Director of China Resources (Holdings) Limited and China Resources National Corporation as well as an Executive Director of China Resources Breweries Limited, responsible for the entire operation of the Group's brewery business. Mr. Wang has a Bachelor of Finance degree from the People's University of China. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate in China. Mr. Wang joined the Group in 1994.

MR. ZHONG YI, *aged 39*

was appointed an Executive Director in June 2000. He is an Executive Director of China Resources Land Limited and is employed by China Resources (Holdings) Limited and China Resources National Corporation. Mr. Zhong holds a Bachelor of Engineering degree from the China Sichuan University, a Master of Economics degree from the People's University of China and a Master of Business Administration degree from the University of San Francisco in the United States. Mr. Zhong joined the Group in July 1996.

MR. KWONG MAN HIM, *aged 39*

joined the Group as Executive Director in February 2002. Mr. Kwong has a Bachelor of Science degree from the University of Hong Kong and a Master of Business Administration degree from the Chinese University of Hong Kong. He is a registered accountant in Hong Kong and Australia with extensive experience in equity research, merchant banking and financial analysis. Mr. Kwong is in charge of the Group's corporate planning and development. He also manages investor relations and leads merger and acquisition activities.

非執行董事

NON-EXECUTIVE DIRECTORS

蔣偉 *先生，現年四十一歲*

於一九九五年獲委任為董事。彼持有中國北京對外經濟貿易大學對外貿易學士學位及國際業務與財務碩士學位。蔣先生現身兼華潤(集團)有限公司之董事及財務總監，亦為該公司財務部之總經理。彼亦為華潤電力控股有限公司、華潤水泥控股有限公司及華潤萬眾電話有限公司之非執行董事。

MR. JIANG WEI, *aged 41*

has been a Director since 1995. He obtained his Bachelor's degree in International Trade and Master's degree in International Business and Finance, both from the University of International Business and Economics in Beijing, China. Mr. Jiang is currently a Director and Chief Financial Officer of China Resources (Holdings) Company Limited, he is also the General Manager of its Finance Department. He is a Non-Executive Director of China Resources Power Holdings Company Limited, China Resources Cement Holdings Limited and China Resources Peoples Telephone Company Limited.

謝勝喜 *先生，現年四十二歲*

於二零零一年八月獲委任為本集團董事。彼亦為華潤(集團)有限公司及中國華潤總公司之董事。謝先生持有中國山西財經大學經濟學學士，並擁有中國會計師資格及多年會計和內部監制管理經驗。

MR. XIE SHENGXI, *aged 42*

has been a Director of the Group since August 2001. He is also a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Xie graduated with a Bachelor's degree in Economics from Shanxi University of Finance and Economics and is a qualified accountant in China. Mr. Xie has extensive experience in internal audit and financial management.

獨立非執行董事

INDEPENDENT NON-EXECUTIVE DIRECTORS

陳普芬 *博士，太平紳士，BBS，MBE，現年八十二歲*

於一九七三年獲委任為董事。彼為香港執業會計師、離岸石油科技博士、中國法律博士及海底科技協會名譽院士。

DR. CHAN PO FUN, PETER, *JP, BBS, MBE, aged 82*

has been a Director since 1973. He is a practicing Certified Public Accountant in Hong Kong, has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is an honorary fellow of the Society for Underwater Technology.

黃大寧 *先生，現年五十歲*

於一九八八年獲委任為董事。彼並為科康投資有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

MR. HOUANG TAI NINH, *aged 50*

has been a Director since 1988. He is also a Director of Forcon Investments Limited. Mr. Houang obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire in the United Kingdom.

李家祥 *議員 FHKSA, GBS, OBE, 太平紳士，現年五十歲*

於二零零三年三月獲委任為董事。彼為李湯陳會計事務所高級合夥人、中國人民政治協商會議第十屆全國委員會委員，亦為香港特別行政立法會議員及其政府帳目委員會主席。李先生亦兼任多家上市公司之董事，包括恒生銀行有限公司、數碼通電訊集團有限公司、九龍巴士控股有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司及萬科企業股份有限公司。

DR. the Hon LI KA CHEUNG ERIC, *FHKSA, GBS, OBE, JP, aged 45*

has been a Director since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants. He is a member of the Tenth National Committee of Chinese People's Political Consultative Conference, a member of the Legislative Council of the Government of the Hong Kong Special Administrative Region and serves as Chairman of its Public Accounts Committee. He holds directorship in a number of listed companies including Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, The Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited as well as China Vanke Co., Ltd.

高層管理人員

張小綾小姐，現年四十一歲
為本集團財務總監。張小姐持有英國紐卡斯爾大學工商管理學碩士學位。彼分別為英國特許公認會計師公會之資深會員、香港會計師公會及加拿大註冊會計師之會員。張小姐曾任職於一間國際會計師行逾十三年。張小姐於二零零一年一月加入本集團。

劉健成先生，現年四十八歲
為本集團內審部總經理。劉先生分別擁有會計學士、工商管理碩士及資訊管理碩士學位，亦為新西蘭特許會計師、澳洲資深註冊會計師、加拿大註冊會計師及美國公認內部審計師。劉先生具有豐富之會計、內部監制及營運檢討經驗。劉先生於二零零零年二月加入本集團。

廖綺雲小姐，現年四十五歲
為本集團法律及公司秘書部主管。廖小姐持有香港大學法律學士學位，為執業律師。廖小姐於二零零零年一月加入本集團。

SENIOR MANAGEMENT

MS. CHEUNG SIU LING, PANDORA, *aged 41*
is the Financial Controller of the Group. She holds a Master of Business Administration degree from the University of Newcastle in the United Kingdom. Ms. Cheung is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants and the Certified General Accountants Association of Canada. She previously worked with an international accounting firm for over 13 years. Ms. Cheung joined the Group in January 2001.

MR. LAU KIN SHING, CHARLES, *aged 48*
is the General Manager of the Group's Internal Audit Department. Mr. Lau holds a Bachelor's degree in Accounting and Master's degree in Business Administration as well as in Information System Management. He is a chartered accountant, New Zealand, Australian FCPA, a Canadian Certified General Accountant and U.S. Certified Internal Auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February 2000.

MS. LIVASIRI, ANKANA, *aged 45*
is Head Legal Advisor of the Group's Legal and Secretarial Department. She is a solicitor and holds a Bachelor of Laws degree from the University of Hong Kong. Ms. Livasiri joined the Group in January 2000.

業務主管

陳朗先生，現年三十八歲
現任華潤萬家有限公司之副主席兼首席執行官。彼亦為華潤(集團)有限公司之董事。彼持有中國安徽大學經濟學學士學位以及美國舊金山大學工商管理碩士學位。陳先生於一九八九年加入華潤(集團)有限公司，曾出任華潤勵致有限公司之副主席兼行政總裁。在此前，彼曾擔任華潤投資開發有限公司之總經理，負責華潤(集團)有限公司在加拿大及泰國多個重要的投資項目。

傅春意先生，現年五十一歲
華潤輕紡(集團)有限公司之董事總經理，亦為華潤(集團)有限公司之董事。彼畢業於中國蘇州大學(前稱蘇州絲綢工學院)主修絲織，並為高級經濟師。在加入華潤(集團)有限公司前，傅先生曾任職於黑龍江省紡織品進出口公司超過十年，在紡織行業擁有豐富的經驗。

HEAD OF BUSINESSS UNITS

MR. CHEN LANG, *aged 38*
is currently the Vice Chairman and Chief Executive Officer of China Resources Vanguard Co., Ltd. He is also a Director of China Resources (Holdings) Company Limited. Mr. Chen holds a Bachelor of Economics degree from Anhui University, China and a Master of Business Administration degree from the University of San Francisco in the United States. Mr. Chen joined China Resources (Holdings) Company Limited in 1989. He was the Vice Chairman and Chief Executive Officer of China Resources Logic Limited. Prior to that, he was the General Manager of China Resources Development and Investment Co., Ltd and was in charge of a number of substantial investments in Canada and Thailand of China Resources (Holdings) Company Limited.

MR. FU CHUNYI, *aged 51*
is currently the Managing Director of China Resources Light Industries & Textiles (Holdings) Company Limited. He is also a Director of China Resources (Holdings) Company Limited. Mr. Fu graduated from the University of Suzhou, China (formerly known as Suzhou Silk Production Technology College) with a specialty in Silk Weaving. He is also a Senior Economist. Prior to joining China Resources (Holdings) Company Limited, Mr. Fu worked for Heilongjiang Textiles Import & Export Corporation for over ten years. He has extensive experience in the textile industry.

業務主管

郭晉清女士・現年三十八歲
於二零零一年獲委任為五豐行有限公司之董事總經理。彼於一九九一年加入五豐行有限公司，並於一九九六年出任該公司之董事副總經理。郭女士分別持有中國對外經濟貿易大學經濟學學士學位及澳洲梅鐸大學工商管理碩士學位。 彼於貿易及企業管理累積多年的經驗。

唐旭東先生・現年四十四歲
為華潤零售(集團)有限公司之總經理，亦為華潤思捷實業有限公司之首席執行官。華潤思捷實業有限公司乃本集團與思捷環球控股有限公司成立之合營公司，以分銷服裝、時裝配飾及化妝品為主。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。唐先生於一九九七年十一月加入本集團之前，曾任職於中信集團，並曾替其組建一家合營公司，負責一國際知名皮具品牌在中國獨家總經銷的業務。唐先生並為上海市長寧區政協委員。唐先生於一九九七年十一月加入本集團。

朱丹先生・現年四十二歲
於二零零一年七月獲委任為華潤石化(集團)有限公司之董事總經理。朱先生持有中國對外經濟貿易大學經濟學學士學位，主修外貿經濟。彼擁有近二十年石油、化工貿易分銷以及企業管理方面的經驗。彼於一九八四年加入華潤石化(集團)有限公司，曾任華潤石油有限公司及華潤化工有限公司之總經理。

HEAD OF BUSINESSS UNITS

Ms. GUO JINQING, *aged 38*
has been the Managing Director of Ng Fung Hong Limited since 2001. She joined Ng Fung Hong Limited in 1991 and assumed the role of Deputy Managing Director in 1996. Ms. Guo holds a Bachelor's degree in Economics from the University of International Business and Economics in China and a Master of Business Administration degree from Murdoch University in Australia. She has substantial experience in trading and corporate management.

MR. TANG XU DONG, *aged 44*
is currently the General Manager of China Resources Retail (Group) Company Limited as well as the Chief Executive Officer of CRE Esprit Limited, a joint venture between the Group and Esprit Holdings Limited, specializing in the distribution of apparel, fashion accessories and cosmetics. Mr. Tang holds a Bachelor of Business degree from the Liaoning University in China and a Master of Economics degree from the People's University of China. Prior to joining the Group in November 1997, Mr. Tang worked for the CITIC Group, responsible for the establishment of a joint venture that was engaged in the sole distribution of a well-known leather products label in China. He is also a member of the Shanghai Changning District's Chinese People's Political Consultative Committee.

MR. ZHU DAN, *aged 42*
was appointed President of China Resources Petrochems (Group) Company Limited in July 2001. He holds a Bachelor of Economics degree from the University of International Business and Economics in China and has nearly 20 years of corporate management experience in the area of petroleum and chemicals trading and distribution. Mr. Zhu joined China Resources Petrochems (Group) Company Limited since 1984 and was previously the General Manager of China Resources Petroleum Co. Ltd. and China Resources Chemicals Co. Ltd.

董事局仝人欣然將截至二零零三年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31 December 2003.

主要業務

本公司之主要業務為物業投資及投資控股。其主要附屬公司及聯營公司之業務刊載於第128頁至第136頁。本集團本年度業績按業務之分析已載於本財務報告附註三內。

Principal Activities

The principal activities of the Company are property investment and investment holding. The activities of its principal subsidiaries and associates are shown on pages 128 to 136. An analysis of the Group's performance for the year by business segments is set out in note 3 to the financial statements.

集團溢利

本集團截至二零零三年十二月三十一日止年度之溢利刊載於第63頁之綜合損益表內。

Group Profit

The consolidated profit and loss account is set out on page 63 and shows the Group's profit for the year ended 31 December 2003.

股息

本年度已向股東派發中期股息每股普通股港幣10仙，總值達港幣208,297,000元，並於該年度內向股東支付。

此外，於二零零三年七月以實物分派付特別股息。每持有十股本公司普通股股份獲分派華潤水泥控股有限公司(「華潤水泥」)的一股普通股股份，總值達港幣1,050,502,000元。

董事局建議末期股息每股普通股港幣14仙，約為數港幣294,242,000元，此股息將於二零零四年六月十五或前後派發予所有於二零零四年五月二十七日名列普通股股東名冊之股東。

Dividends

An interim dividend of HK10 cents per ordinary share amounting to HK$208,297,000 was paid to shareholders during the year.

In addition, a special dividend in specie of one ordinary share in China Resources Cement Holdings Limited ("CR Cement") for every ten ordinary shares held in the Company was distributed in July 2003, amounting to HK$1,050,502,000.

The directors recommend a final dividend of HK14 cents per ordinary share amounting to approximately HK$294,242,000 payable on or about 15 June 2004 to all persons registered as holders of ordinary shares on 27 May 2004.

固定資產

本集團及本公司於本年度內固定資產之變動情況刊載於財務報告附註十三。

Fixed Assets

Movements in the fixed assets of the Group and the Company during the year are set out in note 13 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第137頁至第142頁。

Properties

A schedule of the principal properties of the Group is set out on pages 137 to 142.

股本

本年度之股本變動情況刊載於財務報告附註二十七。

Share Capital

Movements in the share capital during the year are set out in note 27 to the financial statements.

儲備

本集團及本公司之儲備於本年度之變動情況分別刊載於綜合股東權益變動表及財務報告附註二十八。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 28 to the financial statements respectively.

慈善捐款

本年度內本集團之捐款合共約為港幣946,000元。

Charitable Donations

Donations made by the Group during the year amounted to approximately HK$946,000.

董事

本年度內及至本報告日期董事芳名如下：

Directors

The directors who held office during the year and up to the date of this report were as follows:

主席

寧高寧先生

Chairman

Mr. Ning Gaoning

副主席兼董事總經理

宋　林先生

Deputy Chairman and Managing Director

Mr. Song Lin

副董事總經理

陳樹林先生
喬世波先生
閻　飈先生
姜智宏先生

Deputy Managing Directors

Mr. Chen Shulin
Mr. Qiao Shibo
Mr. Yan Biao
Mr. Keung Chi Wang, Ralph

董事

劉百成先生	（執行董事）
王　群先生	（執行董事）
鍾　義先生	（執行董事）
鄺文謙先生	（執行董事）
陳威武先生	（執行董事，於二零零三年三月一日離任）
蔣　偉先生	（非執行董事）
謝勝喜先生	（非執行董事）
陳普芬博士	（獨立非執行董事）
黃大寧先生	（獨立非執行董事）
盧雲龍先生	（獨立非執行董事，於二零零三年六月五日退任）
李家祥議員	（獨立非執行董事，於二零零三年三月二十一日獲委任）

Directors

Mr. Lau Pak Sing	(Executive Director)
Mr. Wang Qun	(Executive Director)
Mr. Zhong Yi	(Executive Director)
Mr. Kwong Man Him	(Executive Director)
Mr. Chan Wai Mo	(Executive Director, resigned on 1 March 2003)
Mr. Jiang Wei	(Non-executive Director)
Mr. Xie Shengxi	(Non-executive Director)
Dr. Chan Po Fun, Peter	(Independent non-executive Director)
Mr. Houang Tai Ninh	(Independent non-executive Director)
Mr. Loo Wun Loong, John	(Independent non-executive Director, retired on 5 June 2003)
Dr. the Hon Li Ka Cheung, Eric	(Independent non-executive Director, appointed on 21 March 2003)

根據本公司組織章程細則第一百一十條規定，喬世波先生、閻飈先生、蔣偉先生及陳普芬博士依章輪席告退，如再度在應屆之股東週年大會中獲選，願意繼續連任。

In accordance with Article 110 of the Company's Articles of Association, Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, and Dr. Chan Po Fun, Peter shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第32頁至第37頁。

Biographical Details of Directors and Senior Management

Biographical details of directors and senior management are set out on pages 32 to 37.

購股權計劃

於年內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份期權尚未行使(「舊計劃」)。

新計劃乃指股東於二零零二年一月三十一日之股東大會上批准。該計劃於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出購股權，該等合資格參與者包括本集團之執行董事或非執行董事、由本集團之任何僱員、執行董事或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司行政總裁或主要股東、本集團之聯營公司、本公司之董事、行政總裁及主要股東的聯繫人、及主要股東的僱員。

在當時有效的香港聯合交易所有限公司證券上市規則(「上市規則」)的規定下，行使價應為董事局按完全酌情權釐定的價格。兩個計劃的每位參與者可獲之最高數目(包括授予本公司董事、行政總裁或主要股東或彼等各自之任何聯繫人之購股權)，相當於當時實行的上市規則所准許的上限。截至本報告發出當日為止，根據新計劃可發行之股份總數達86,743,821股，約佔本公司已發行股本之4.13%。

購股權一般於緊隨授出之日起計十年內全部賦予或行使，或於接納授出購股權後最長為四年之期限內賦予。

Share Option Schemes

During the year, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

The New Scheme was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive and substantial shareholder of the Company, and employees of substantial shareholder.

Subject to the requirements of the prevailing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the exercise price shall be such price determined by the board of directors at its absolute discretion. The maximum entitlement of each participant under the scheme (including options to be granted to the directors, chief executive or substantial shareholder of the Company, or any of their respective associates) is equivalent to the maximum limit permitted under the prevailing Listing Rules. As at the date of this report, the total number of shares available for issue under the New Scheme is 86,743,821 shares and represent 4.13% of the issued share capital of the Company.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

除下文所披露者外，於本年度內，本公司之董事、行政總裁、僱員、主要股東或彼等各自之聯繫人及主要股東之僱員，均未曾獲授（或獲授超出個人上限之）或曾行使其他購股權，及並無其他購股權根據有關購股權計劃之條款而註銷或失效。

Save disclosed below, no other share options have been granted (or granted in excess of individual limit), exercised, cancelled or lapsed in accordance with the terms of the relevant share option scheme during the year in relation to each of the directors, chief executive, employees, substantial shareholder of the Company or their respective associates and employees of substantial shareholder.

（甲）董事

於二零零三年十二月三十一日，下列董事持有根據本公司舊計劃及新計劃授出可認購股份的購股權權益。根據該兩項計劃，董事持有的購股權如下：

(a) Directors

As at 31 December 2003, the following directors had interests in respect of options to subscribe for shares granted under the Old Scheme and the New Scheme of the Company. Share options held by directors granted under such schemes are set out below:

				購股權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零三年十二月三十一日尚未行使 Outstanding at 31/12/2003	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
寧高寧	Ning Gaoning	20/06/2000	7.190	3,300,000	–	–	–	–	3,300,000	9.550	N/A[5]
		07/02/2002	7.170	1,200,000	–	–	–	–	1,200,000	7.100	N/A[5]
宋林	Song Lin	20/06/2000	7.190	200,000*	–	–	–	–	200,000*	9.550	N/A[5]
		07/02/2002	7.170	2,000,000	–	–	–	–	2,000,000	7.100	N/A[5]
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	–	–	–	–	1,186,000	9.050	N/A[5]
		07/02/2002	7.170	1,326,000	–	–	–	–	1,326,000	7.100	N/A[5]
喬世波	Qiao Shibo	07/02/2002	7.170	1,800,000	–	–	–	–	1,800,000	7.100	N/A[5]
閻飈	Yan Biao	20/06/2000	7.190	3,000,000	–	–	–	–	3,000,000	9.550	N/A[5]
		07/02/2002	7.170	1,000,000	–	–	–	–	1,000,000	7.100	N/A[5]
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.190	1,400,000	–	–	–	–	1,400,000	9.550	N/A[5]
		07/02/2002	7.170	500,000	–	–	–	–	500,000	7.100	N/A[5]
劉百成	Lau Pak Shing	20/06/2000	7.190	1,000,000	–	–	–	–	1,000,000	9.550	N/A[5]
		07/02/2002	7.170	500,000	–	–	–	–	500,000	7.100	N/A[5]
王群	Wang Qun	20/06/2000	7.190	400,000	–	–	–	–	400,000	9.550	N/A[5]
		07/02/2002	7.170	400,000	–	–	–	–	400,000	7.100	N/A[5]
鍾義	Zhong Yi	20/06/2000	7.190	1,500,000	–	–	–	–	1,500,000	9.550	N/A[5]
鄺文謙	Kwong Man Him	07/02/2002	7.170	2,000,000	–	–	–	–	2,000,000	7.100	N/A[5]
蔣偉	Jiang Wei	08/03/2002	7.500	600,000	–	–	–	–	600,000	7.650	N/A[5]
謝勝喜	Xie Shengxi	08/03/2002	7.500	380,000	–	–	–	–	380,000	7.650	N/A[5]
陳威武（於二零零三年三月一日辭任）	Chan Wai Mo (resigned on 1 March 2003)	20/06/2000	7.190	600,000	–	–	–	600,000	–	9.550	N/A[5]
		07/02/2002	7.170	300,000	–	–	–	300,000	–	7.100	N/A[5]
				24,592,000	–	–	–	900,000	23,692,000		

* 根據《證券及期貨條例》第三百四十四條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

(乙) 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等各自之購股權總數已於上文(甲)段披露。以下是本公司向本集團僱員(不包括公司董事)及其他參與者授出購股權的概況。

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and their respective aggregate share options are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) 僱員(不包括公司董事)

(i) Employees (other than directors of the Company)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本年度授出 Granted during the year	購股權數目[1] Number of share options[1] 於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零三年十二月三十一日尚未行使 Outstanding at 31/12/2003	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 **Old Scheme**									
20/06/2000	7.190	5,591,000	N/A[3]	1,110,000	80,000	214,000	4,187,000	9.550	8.740
21/11/2000	7.080	4,602,000	N/A[3]	445,000	—	—	4,157,000	9.050	8.939
		10,193,000	N/A[3]	1,555,000	80,000	214,000	8,344,000		
新計劃 **New Scheme**									
07/02/2002	7.170	17,864,000	—	3,240,000	—	1,100,000	13,524,000	7.100	8.988
19/04/2002	7.400	15,020,000	—	1,020,000	—	2,500,000	11,500,000	7.450	9.136
23/05/2002	8.900	300,000	—	—	—	—	300,000	8.700	N/A[5]
02/08/2002	8.320	25,500,000	—	764,000	—	11,368,000	13,368,000	8.550	8.999
07/11/2002	7.700	2,000,000	—	68,000	—	—	1,932,000	7.650	9.312
24/01/2003	7.250	—	1,800,000	180,000	—	—	1,620,000	7.250	9.089
14/04/2003	6.290	—	9,740,000	726,000	—	—	9,014,000	6.250	8.348
01/08/2003	7.100	—	3,266,000	1,370,000	—	—	1,896,000	7.050	8.878
08/10/2003	8.900	—	5,000,000	—	—	—	5,000,000	9.100	N/A[5]
02/12/2003	9.000	—	1,500,000	—	—	—	1,500,000	9.150	N/A[5]
		60,684,000	21,306,000	7,368,000	—	14,968,000	59,654,000		

(ii) 其他參與者

(ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本年度授出 Granted during the year	購股權數目[1] Number of share options[1] 於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零三年十二月三十一日尚未行使 Outstanding at 31/12/2003	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
05/03/2002	7.350	24,608,000	—	300,000	—	230,000	24,078,000	7.200	8.905
23/05/2002	8.900	80,000	—	—	—	50,000	30,000	8.700	N/A[5]
14/04/2003	6.290	—	720,000	100,000	—	—	620,000	6.250	8.310
		24,688,000	720,000	400,000	—	280,000	24,728,000		

1. 購股權數目指股份期權所涉及之本公司相關股份。

2. 就已授出購股權所披露之本公司股份價格，為緊接期權各自授出日期前一個交易日，股份在香港聯合交易所有限公司(「聯交所」)所報之收市價。就年內已行使購股權所披露之本公司股份價格，為緊接購股權行使日期前，股份於聯交所所報之收市價之加權平均數。

董事認為，評估購股權的價值涉及多方面主觀及不肯定之假設，因此，不宜披露截至二零零三年十二月三十一日止年度內授出之購股權的價值。董事相信，基於預測性的假設以評估購股權的價值意義不大，且對股東有所誤導。

3. 舊計劃已於二零零二年一月三十一日予以終止，自此以後，本公司概無根據舊計劃授出任何購股權。

4. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿，而每次授出購股權之代價為港幣1元。

5. 由於授出之有關購股權於回顧年度內並無行使，故披露價格規定並不適用。

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.

2. The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the year is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

The Directors consider that it is not appropriate to disclose the value of options granted during the year ended 31 December 2003, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The Directors believe that the evaluation of options based on speculative assumptions would not be meaningful and would be misleading to shareholders.

3. The Old Scheme was terminated on 31 January 2002, therefore no options have been granted under the Old Scheme since then.

4. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.

5. As the relevant share options granted have not been exercised during the year under review, no price disclosure is applicable.

董事之證券權益

於二零零三年十二月三十一日，本公司董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第 XV 部的股份、有關股份及債券中擁有須根據《證券及期貨條例》第 XV 部第七及第八分部知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益或淡倉)，或須根據《證券及期貨條例》第352條規定將會或已經記錄在該條規定須予存置的登記冊內的權益或淡倉,或根據上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉如下:

Directors' Interests in Securities

As at 31 December 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
寧高寧 Ning Gaoning	好倉 Long position	1,630,000	4,500,000	0.29
宋 林 Song Lin	好倉 Long position	200,000[3]	200,000[3]	0.11
	好倉 Long position	—	2,000,000	
陳樹林 Chen Shulin	好倉 Long position	—	2,512,000	0.12
喬世波 Qiao Shibo	好倉 Long position	—	1,800,000	0.09
閻 飈 Yan Biao	好倉 Long position	900,000	4,000,000	0.23
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	1,900,000	0.09
劉百成 Lau Pak Shing	好倉 Long position	—	1,500,000	0.07
王 群 Wang Qun	好倉 Long position	40,000	800,000	0.04
鍾 義 Zhong Yi	好倉 Long position	—	1,500,000	0.07
鄺文謙 Kwong Man Him	好倉 Long position	—	2,000,000	0.10

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
蔣 偉 Jiang Wei	好倉 Long position	—	600,000	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	380,000	0.02
陳普芬博士 Dr. Chan Po Fun, Peter	好倉 Long position	336,000	—	0.02
	好倉 Long position	170,000[4]	—	

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數於二零零三年十二月三十一日所佔本公司已發行股本總數的百分比。
3. 宋林先生被視為擁有其配偶之200,000股普通股及200,000股相關股份之權益。
4. 該權益由陳普芬博士擁有88.25%已發行股本之公司持有。
5. 除附註3及4另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refers to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 31 December 2003.
3. Mr. Song Lin was deemed to be interested in the 200,000 ordinary shares and 200,000 underlying shares through interests of his spouse.
4. Such interest is held by a company of which Dr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
5. Save as otherwise specified under note 3 and 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團（定義見《證券及期貨條例》）的已發行普通股股份及購股權計劃所授出可認購股份之期權中擁有權益，該等期權是屬於非上市以實物交收的股本衍生工具：

(b) Interest in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) 根據一間相聯法團 — 華潤置地有限公司(「華潤置地」)已發行普通股及購股權計劃尚未行使期權：

(i) *Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):*

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
寧高寧 Ning Gaoning	好倉 Long position	—	2,500,000	4.592	27/06/1997	0.33
	好倉 Long position	—	2,500,000	0.990	20/07/2000	
閻飈 Yan Biao	好倉 Long position	—	2,300,000	4.592	27/06/1997	0.31
	好倉 Long position	—	2,400,000	0.990	20/07/2000	
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	2,000,000	4.592	27/06/1997	0.22
	好倉 Long position	—	1,300,000	0.990	20/07/2000	
鍾義 Zhong Yi	好倉 Long position	—	2,000,000	0.990	20/07/2000	0.13
蔣偉 Jiang Wei	好倉 Long position	—	720,000	1.590	04/03/2002	0.05
謝勝喜 Xie Shengxi	好倉 Long position	—	460,000	1.590	04/03/2002	0.03

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。

2. 華潤置地二零零二年三月四日授出的購股權可於自授出之日起計十年期間內行使。除此以外，上述所有其他購股權將於二零零七年五月二十七日屆滿。上述每次授出的代價均為港幣1元。

3. 指好倉所涉及的華潤置地股份及相關股份總數於二零零三年十二月三十一日佔華潤置地已發行股本總數的百分比。

4. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.

2. Except for options granted by CR Land on 4 March 2002 which are exercisable within a period of 10 years from the date of grant, the expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.

3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 31 December 2003.

4. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(ii) 根據一間相聯法團 — 華潤勵致有限公司(「華潤勵致」)已發行普通股及購股權計劃尚未行使期權：

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logics Limited ("CR Logic"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
寧高寧 Ning Gaoning	好倉 Long position	—	2,000,000	0.570	02/10/2002[3]	0.11
		—	1,000,000	0.479	09/04/2003[3]	
宋 林 Song Lin	好倉 Long position	3,600,000	6,900,000	0.590	21/09/2000[3]	0.40
閻 飈 Yan Biao	好倉 Long position	—	6,000,000	0.790	04/12/2001[3]	0.23
蔣 偉 Jiang Wei	好倉 Long position	—	720,000	0.820	09/04/2002[4]	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	450,000	0.820	09/04/2002[4]	0.02

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數於二零零三年十二月三十一日佔華潤勵致已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。
4. 購股權可分四期行使，每期百分之二十五，可由二零零二年四月九日至二零一二年四月八日止期間以及由二零零三年、二零零四年及二零零五年一月一日至二零一二年四月八日止期間行使。上述每次授出的代價為港幣1元。
5. 所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 31 December 2003.
3. Options are exercisable within a period of 10 years from the date of grant of the relevant options.
4. Options are exercisable in 4 tranches of 25% each, from 9 April 2002 to 8 April 2012, from 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.
5. All interests disclosed are being held by each director in his capacity as beneficial owner.

(iii) 根據一間相聯法團 — 華潤水泥已發行普通股及購股權計劃尚未行使期權：

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, CR Cement:

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
寧高寧 Ning Gaoning	好倉 Long position	163,000	—	—	—	0.04
喬世波 Qiao Shibo	好倉 Long position	—	3,000,000	2.325	05/12/2003	0.83
閻　飈 Yan Biao	好倉 Long position	90,000	—	—	—	0.02
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	800,000	2.325	05/12/2003	0.22
王　群 Wang Qun	好倉 Long position	4,000	—	—	—	0.01
鄺文謙 Kwong Man Him	好倉 Long position	—	300,000	2.325	05/12/2003	0.08

1. 購股權數目指購股權所涉及的華潤水泥相關股份總數。

2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十二月四日屆滿。上述每次授出之代價為港幣1元。

3. 指好倉所涉及的華潤水泥股份及相關股份總數於二零零三年十二月三十一日佔華潤水泥已發行股本總數的百分比。

4. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Cement covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 4 December 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Cement to the total issued share capital of CR Cement as at 31 December 2003.

4. All interests disclosed are being held by each director in his capacity as beneficial owner.

(iv) 根據一間相聯法團 — 華潤電力控股有限公司(「華潤電力」)已發行普通股及購股期權計劃尚未行使期權：

(iv) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
寧高寧 Ning Gaoning	好倉 Long position	—	1,000,000	2.8	12/11/2003	0.03
宋 林 Song Lin	好倉 Long position	—	2,000,000	2.8	12/11/2003	0.05
陳樹林 Chen Shulin	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
喬世波 Qiao Shibo	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
		4,000[4]	30,000[4]	2.8	12/11/2003	
閻 飈 Yan Biao	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
劉百成 Lau Pak Shing	好倉 Long position	—	500,000	2.8	12/11/2003	0.01
王 群 Wang Qun	好倉 Long position	—	500,000	2.8	12/11/2003	0.01
蔣 偉 Jiang Wei	好倉 Long position	—	1,000,000	2.8	12/11/2003	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	400,000	2.8	12/11/2003	0.01

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。

2. 期權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部期權將於二零一三年十月五日屆滿。上述每次授出之代價為港幣1元。

3. 指好倉所涉及的華潤電力股份及相關股份總數於二零零三年十二月三十一日佔華潤電力已發行股本總數的百分比。

4. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。

5. 除附註4另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

擁有須具報權益的股東

於二零零三年十二月三十一日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及有關股份中擁有須根據《證券及期貨條例》第 XV 部第二及第三分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉如下：

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant and all options expire on 5 October 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 31 December 2003.

4. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

5. Save as otherwise specified in note 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

Shareholders with notifiable interests

As at 31 December 2003, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested parties	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested parties are deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司（「華潤總公司」）	China Resources National Corporation ("CRNC")	1,153,776,475	55.21
華潤股份有限公司（附註1）	China Resources Co., Limited (Note 1)	1,153,776,475	55.21
CRC Bluesky Limited（附註1）	CRC Bluesky Limited (Note 1)	1,153,776,475	55.21
華潤（集團）有限公司（「華潤集團」）（附註1）	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,153,776,475	55.21
澳洲聯邦銀行（附註2）	Commonwealth Bank of Australia (Note 2)	144,310,567	6.91
Colonial Ltd（附註2）	Colonial Ltd (Note 2)	144,310,567	6.91
Colonial Holding Company Pty Ltd（附註2）	Colonial Holding Company Pty Ltd (Note 2)	144,310,567	6.91
Colonial Holding Company (No. 2) Pty Limited（附註2）	Colonial Holding Company (No. 2) Pty Limited (Note 2)	144,310,567	6.91
The Colonial Mutual Life Assurance Society Ltd（附註2）	The Colonial Mutual Life Assurance Society Ltd (Note 2)	144,310,567	6.91
Colonial First State Group Ltd（附註2）	Colonial First State Group Ltd (Note 2)	144,310,567	6.91
First State Investments (UK Holdings) Limited（附註2）	First State Investments (UK Holdings) Limited (Note 2)	140,941,900	6.74
SI Holdings Limited（附註2）	SI Holdings Limited (Note 2)	140,941,900	6.74
First State Investment Management (UK) Limited（附註2）	First State Investment Management (UK) Limited (Note 2)	120,522,000	5.77

附註：

1. 華潤集團為 CRC Bluesky Limited 的全資附屬公司，而 CRC Bluesky Limited 為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第316條，澳洲聯邦銀行被視為擁有 Colonial Ltd、Colonial Holding Company Pty Ltd、Colonial Holding Company (No. 2) Pty Limited、The Colonial Mutual Life Assurance Society Ltd、Colonial First State Group Ltd、First State Investments (UK Holdings) Limited、SI Holdings Limited 以及 First State Investment Management (UK) Limited 於股份及有關股份中同等權益。

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. Commonwealth Bank of Australia was deemed to have the same interests in the shares and underlying shares as those of Colonial Ltd, Colonial Holding Company Pty Ltd, Colonial Holding Company (No. 2) Pty Limited, The Colonial Mutual Life Assurance Society Ltd, Colonial First State Group Ltd, First State Investments (UK Holdings) Limited, SI Holdings Limited and First State Investment Management (UK) Limited pursuant to Section 316 of the SFO.

控股股東之強制履行責任

根據一項貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份（不論直接或間接透過其附屬公司間接持有有關權益）。於二零零三年一二月三十一日，該等須於四年內悉數償還之備用額總額為港幣3,000,000,000元，已經動用港幣1,500,000,000元。

Specific Performance Obligations on Controlling Shareholder

According to a loan agreement, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 31 December 2003, the amount of such facility was HK$3,000 million and HK$1,500 million was drawn down. Such facility is wholly repayable within four years.

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償（法定補償除外）而予以終止之服務合約。

Directors' Service Contracts

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

董事之合約權益

本公司董事並無在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司所訂立，且於年結日或本年度內任何時間仍然生效之任何重大合約上，直接或間接擁有任何重大權益。

Directors' Interest in Contracts

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

關連交易

1. 二零零三年二月十三日，本公司的全資附屬公司 — 華潤輕紡（集團）有限公司（「華潤輕紡」）與華潤總公司訂立收購協議，以約人民幣163,500,000元（約相等於港幣153,700,000元）的代價收購華潤錦華股份有限公司約51.0%的股權。

   是項代價乃經由買賣雙方基於各自獨立的利益進行磋商後議定，等同華潤總公司所支付的原本過往投資成本加原本投資成本應付的利息兩者之總和。是項交易已於二零零三年七月完成。

Connected Transactions

1. On 13 February 2003, China Resources Light Industries and Textiles (Holdings) Company Limited ("CR Textile"), a wholly owned subsidiary of the Company entered into an acquisition agreement with CRNC, for the acquisition of approximately 51.0% equity interests in 華潤錦華股份有限公司 China Resources Jinhua Co., Ltd. for a consideration of approximately RMB163.5 million (approximately HK$153.7 million).

   The consideration was arrived at after arm's length negotiations between the parties thereto and represented the aggregate of the original historic investment costs paid by CRNC and the interest attributable to the original investment cost. The transaction was completed in July 2003.

2. 於二零零三年三月二十五日，本公司宣佈一項集團重組建議，倘落實該重組建議，將導致：

(i) 本集團所有製造混凝土及相關業務均會轉讓予華潤水泥；

(ii) 本公司向本公司股東分派華潤水泥股份作為實物股息；

(iii) 華潤水泥將會向華潤集團發行股份作為其收購華潤集團所有混凝土及水泥業務之代價；及

(iv) 華潤水泥全部該等股份於聯交所上市。

誠如上文(ii)所述，由於落實集團部份重組建議，華潤水泥與華潤集團於二零零三年三月二十六日訂立一份有條件協議，以收購相當於華潤集團全部混凝土及水泥業務的若干公司(「被收購公司」)的100%股權以及相關股東貸款。總代價乃相等於被收購公司於二零零二年十二月三十一日的合併資產淨值及於二零零三年三月二十五日的相關股東貸款本金額兩者的總和。收購被收購公司100%權益應付的代價約為港幣205,400,000元，而收購相關股東貸款應付的代價則約為港幣208,700,000元。該等代價是透過向華潤集團發行華潤水泥股份支付。

有關集團重組之詳情，載於本公司於二零零三年六月二十六日向股東發出的通函內。

集團重組已於二零零三年七月完成。

2. On 25 March 2003, the Company announced a group reorganisation proposal which, if implemented, would result in:

(i) the transfer of all the Group's concrete manufacturing and related businesses to CR Cement;

(ii) the distribution of the shares of CR Cement to the shareholders of the Company by way of dividend in specie;

(iii) the acquisition by CR Cement of all concrete and cement businesses from CRH in return for shares of CR Cement to be issued to CRH; and

(iv) all such shares of CR Cement to be listed on the Stock Exchange.

For the purposes of the implementation of that part of the group reorganisation proposal as mentioned in (ii) above, CR Cement entered into a conditional agreement with CRH on 26 March 2003 for the acquisition of 100% equity interest in certain companies (the "acquired companies"), which represented the entire concrete and cement businesses of CRH, with related shareholders' loans. The aggregate consideration was equivalent to the aggregated combined net asset values of the acquired companies as at 31 December 2002 and the principal amounts of the related shareholders' loans as at 25 March 2003. The consideration payable in respect of the acquisition of 100% interests in the acquired companies was around HK$205.4 million and the consideration payable in respect of the related shareholders' loan was approximately HK$208.7 million. Such consideration was satisfied by the issue of CR Cement shares to CRH.

Details of the group reorganisation was contained in a circular to shareholders of the Company dated 26 June 2003.

The group reorganisation was completed in July 2003.

3. 於二零零三年三月二十八日，本公司間接擁有51%權益的附屬公司 China International Fisheries Corporation（「CIFC」）與 CIFC 主要股東的全資附屬公司 Paul & Sam Company Limited 訂立協議，藉以出售 CIFC 持有的全部51%的 China International Fisheries Hong Kong Limited（「CIFHK」）的股本權益。於完成時，CIFC 已收訖51% CIFHK 股本權益應付代價港幣18,000,000元，而 CIFHK 欠負的股東貸款港幣28,660,000元亦已清償。

代價乃按公平原則磋商，並參照 CIFHK 於二零零二年十二月三十一日的未經審核資產淨值及 CIFHK 的未來前景後釐定。該協議在簽訂當刻即時完成。

4. 於二零零三年七月二十四日，本公司與華潤集團訂立一份買賣協議收購 China Resources Logistics (BVI) Limited（「CRL (BVI)」）的全部已發行股本以及股東貸款的利益，總代價為港幣128,950,561元（可予調整）。代價包括購入 CRL (BVI) 已發行股本港幣81,950,561元，以及購入股東貸款港幣47,000,000元，總代價乃按公平原則磋商，並參考該筆貸款於二零零三年七月一日的價值，以及 CRL (BVI) 及其附屬和聯營公司（統稱「CRL (BVI) 集團」）於二零零二年十二月三十一日之未經審核備考合併資產淨值後釐定。

CRL (BVI) 集團主要在香港及中國內地從事物流業務。是次收購乃符合本集團之業務策略，在充裕豐富之物流支援下，晉身成為領先的分銷及零售集團。

3. On 28 March 2003, China International Fisheries Corporation ("CIFC"), a 51% indirectly owned subsidiary of the Company, entered into an agreement with Paul & Sam Company Limited, a wholly owned subsidiary of a substantial shareholder of CIFC, for the sale of all its 51% equity interest in China International Fisheries Hong Kong Limited ("CIFHK"). On completion, CIFC received the consideration of HK$18,000,000 payable for the 51% equity interest in CIFHK and the shareholder's loan of HK$28,660,000 which was owed by CIFHK was repaid.

The consideration was arrived at after arm's length negotiations with reference to the unaudited net asset value of CIFHK as at 31 December 2002 and the future prospects of CIFHK. The transaction was completed immediately on signing of the agreement.

4. On 24 July 2003, the Company entered into a Sale and Purchase Agreement with CRH for the acquisition of the entire issued share capital of China Resources Logistics (BVI) Limited ("CRL(BVI)") and the benefit of the shareholders' loan for an aggregate consideration of HK$128,950,561 subject to adjustments. The consideration, comprising HK$81,950,561 for the purchase of the issued share capital of CRL(BVI) and HK$47,000,000 for the purchase of the shareholders' loan, was arrived at after arm's length negotiations with reference to the value of the loan as at 1 July 2003 and the unaudited pro-forma combined net asset value of the CRL (BVI) and its subsidiaries and associates ("CRL (BVI) Group") as at 31 December 2002.

The CRL(BVI) Group is principally engaged in the logistics business in Hong Kong and in the Chinese Mainland. The acquisition is consistent with the Group's business strategy to become a leading distribution and retail group with sufficient logistics support.

5. 於二零零三年八月十四日，本公司擁有51%之間接持有的附屬公司 — 華潤啤酒(中國)投資有限公司(「華潤啤酒投資」)與北京華潤啤酒有限公司(即華潤啤酒投資擁有70%之附屬公司)(「北京華潤啤酒」)當時一主要股東 — 北京市麗都啤酒廠(「北京麗都」)訂立一份協議，以收購北京華潤啤酒其餘的30%少數股東權益。是次收購之代價為人民幣17,690,000元(約相當於港幣16,670,000元)，已以現金支付。於二零零三年八月底完成是次收購時，北京華潤啤酒成為華潤啤酒投資之全資附屬公司。

作為上述收購事項之一部份，華潤啤酒投資與北京麗都於同一日亦已訂立兩份其他協議，以收購：

甲. 新平南路北側及文化南街23號兩幅工業用地的土地使用權，即北京華潤啤酒旗下生產設施之所在地。該兩幅土地均位於中國內地北京市平谷區。是次收購之代價分別為人民幣200,000元(約相當於港幣190,000元)，以及人民幣16,070,000元(約相當於港幣15,150,000元)，已經以現金支付；及

乙. 根據第三十二類以北京麗都名義註冊之「麗都牌」及「麗都」商標，北京華潤啤酒已使用該等商標生產及銷售啤酒。是次收購之代價為人民幣2,000,000元(約相當於港幣1,890,000元)，已經以現金支付。

5. On 14 August 2003, 華潤啤酒(中國)投資有限公司 China Resources Breweries Investment Limited ("CRBI"), a 51% indirect subsidiary of the Company entered into an agreement with 北京市麗都啤酒廠 Beijing Lidu Brewery ("Beijing Lidu"), a then substantial shareholder of 北京華潤啤酒有限公司 China Resources (Beijing) Brewery Co., Ltd. ("CRB Beijing") (a 70% subsidiary of CRBI), for the acquisition of the remaining 30% minority equity interests in CRB Beijing. The consideration for the acquisition was RMB17.69 million (equivalent to approximately HK$16.67 million) which was settled in cash. Upon completion of the acquisition which took place in end of August 2003, CRB Beijing became a wholly-owned subsidiary of CRBI.

As an integral part of the acquisition mentioned above, CRBI also entered into two other agreements with Beijing Lidu on the same date to acquire from it:

a. the land use rights in respect of two parcels of industrial land at 新平南路北側 Xin Ping Nan Lu Bei Ce and at 文化南街23號 23 Wen Hua Nan Jie, where the production facilities of CRB Beijing are located. These two parcels of land were all located at 平谷區 Ping Gu District, Beijing, the Chinese Mainland. The consideration for the acquisition were RMB0.20 million (equivalent to approximately HK$0.19 million) and RMB16.07 million (equivalent to approximately HK$15.15 million), respectively, and were settled in cash; and

b. the trademarks of "麗都牌" (Lidu Pai) and "麗都" ("Lidu"), which were registered in the name of Beijing Lidu under class 32 and have been used by CRB Beijing in its production and sale of beer. The consideration for the acquisition was RMB2.0 million (equivalent to approximately HK$1.89 million) and was settled in cash.

該等收購事項之代價乃按公平原則磋商，並參考以下各項後釐定：

(i) 就收購資本而言，北京華潤啤酒於二零零二年十二月三十一日之經審核資產淨值；

(ii) 就收購物業而言，獨立專業估值師北京綠都房地產評估中心於二零零三年五月二十一日就有關物業進行之估值；及

(iii) 就收購商標而言，北京華潤啤酒先前已付北京麗都之每年特許使用權費。

6. 於二零零三年九月一日，本公司擁有51%之附屬公司 — 華潤啤酒有限公司(「華潤啤酒」)訂立一份收購協議，以收購武漢華潤啤酒有限公司、武漢華潤東西湖啤酒有限公司以及武漢華潤行吟閣啤酒有限公司(統稱「該等目標公司」)各自之全部30%少數股東權益，代價為人民幣195,000,000元(約相當於港幣183,787,500元)。

代價以現金支付，此乃按公平原則磋商，並參考該等目標公司於二零零二年十二月三十一日之未經審核備考合併資產淨值計算。於二零零三年九月中該等收購事項完成時，華潤啤酒持有該等目標公司之90%股權。

The consideration for the acquisitions were negotiated on an arm's length basis with reference to:

(i) in respect of the equity acquisition, the audited net asset value of CRB Beijing as at 31 December 2002;

(ii) in respect of the properties acquisition, the valuations by an independent professional valuer, 北京綠都房地產評估中心, of the relevant properties as at 21 May 2003; and

(iii) in respect of the trademarks acquisition, the annual license fees previously paid by CRB Beijing to Beijing Lidu.

6. On 1 September 2003, China Resources Breweries Limited ("CR Breweries"), a 51% subsidiary of the Company, entered into an acquisition agreement for the acquisition of 30% minority equity interest in each and all of 武漢華潤啤酒有限公司 China Resources (Wuhan) Breweries Company Limited, 武漢華潤東西湖啤酒有限公司 China Resources (Wuhan) Dongxihu Breweries Company Limited and 武漢華潤行吟閣啤酒有限公司 China Resources (Wuhan) Xing Yin Ge Breweries Company Limited (collectively "Target Companies") for a consideration of RMB195,000,000 (equivalent to approximately HK$183,787,500).

The consideration settled in cash was arrived at after arm's length negotiations and was calculated by reference to the unaudited pro-forma combined net asset value of the Target Companies as at 31 December 2002. Upon completion of the acquisition which took place in mid-September 2003, CR Breweries held 90% equity interests of the Target Companies.

7. 年內，若干附屬公司，即 China Resources Petrochems Investments Ltd.(「CRPIL」)及其附屬公司 、Fresh Concepts International Limited(「FCI」)及其附屬公司、五豐行有限公司(「五豐行」)及其附屬公司、華潤超級市場(香港)有限公司(「華潤超市」)及其附屬公司、China Resources Logistics (BVI) Limited 及其附屬公司(「華潤物流」)、百適企業有限公司「百適」、沙田冷倉有限公司(「沙田冷倉」)、中港混凝土有限公司(「中港」)及其附屬公司、華潤輕紡及其附屬公司及勝暉投資有限公司(「勝暉」)曾與關連人士進行若干交易。本公司獨立非執行董事已審閱該等交易，並確認：

(甲) 有關交易乃於本集團一般及日常業務範圍內訂立；

(乙) 該等交易乃按一般商業條款及按公平原則訂立，以及(倘適用)按照該等交易所屬協議之條款訂立，或在無該協議下，按不遜於提供予獨立第三者或獨立第三者所提供之條款訂立；

(丙) 訂立該等交易所按條款對本公司股東而言屬公平合理；及

(丁) 各項有關交易之總值並未超逾聯交所所授豁免權內所註明各項有關限額。

7. During the year, certain subsidiaries, namely China Resources Petrochems Investments Ltd. ("CRPIL") and its subsidiaries, Fresh Concepts International Limited ("FCI") and its subsidiaries, Ng Fung Hong Limited ("NFH") and its subsidiaries, China Resources Supermarket (Hong Kong) Company Limited ("CRS") and its subsidiaries, China Resources Logistics (BVI) Limited and its subsidiaries ("CR Logistics"), Pak Sik Enterprises Limited ("PS"), Sha Tin Cold Storage Company Limited ("STCS"), Redland Concrete Limited ("Redland") and its subsidiaries, CR Textile and its subsidiaries and Harvest Fair Investment Limited ("Harvest Fair") conducted certain transactions with connected parties. The independent non-executive directors of the Company have reviewed these transactions and confirmed that:

(a) the transactions have been entered into in the ordinary and usual course of business of the Group;

(b) the transactions have been entered into on normal commercial terms, and on arm's length basis and, where applicable, in accordance with the terms of the agreements governing such transactions or, where there is no such agreement, on terms no less favourable than terms available to or from independent third parties;

(c) the transactions have been entered into on terms that are fair and reasonable so far as shareholders of the Company are concerned; and

(d) the aggregate value of the respective transactions do not exceed the respective maximum amounts as specified in the wavier granted by the Stock Exchange.

此等交易之詳情茲概述如下：

Details of these transactions are summarised as follows:

		港幣千元 HK$'000
中港及附屬公司	**Redland and subsidiaries**	
與若干中港董事為控股股東之公司採購原料	Purchase of raw materials from companies of which certain directors of Redland are controlling shareholders	10,059
向母公司集團之一間附屬公司採購原材料	Purchase of raw materials from a fellow subsidiary	24,055
向母公司集團之一間附屬公司銷售混凝土	Sales of concrete to a fellow subsidiary	2,653
百適及沙田冷倉	**PS and STCS**	
向母公司集團之附屬公司提供倉貯服務	Provision for godown and storage services to fellow subsidiaries	154
華潤物流	**CR Logistics**	
根據倉儲管理協議及設施管理協議	Transactions under godown management agreement and facilities management agreement	
— 向一間控股公司及母公司集團之一間附屬公司收取服務費	— Receipt of service fee from a holding company and a fellow subsidiary	104,300
— 向一間控股公司及母公司集團之一間附屬公司支付月費	— Payment of monthly fee to a holding company and a fellow subsidiary	12,500
向母公司集團之一間附屬公司提供船塢操作服務	Provision of dockyard operation services to a fellow subsidiary	1,970
五豐行及華潤超市	**NFH and CRS**	
向中國水產銷售食品 *(附註1)*	Sales of foodstuffs to CNFC *(note 1)*	89,807
向母公司集團之附屬公司銷售貨品	Sales of goods to fellow subsidiaries	233
向下列公司採購食品	Purchases of foodstuffs from	
— 指定供應商 *(附註2)*	— Designated suppliers *(note 2)*	
— 定額產品	— Quota products	240,405
— 非定額產品	— Non-quota products	29,602
— 母公司集團之附屬公司	— Fellow subsidiaries	707
— 中國水產	— CNFC	643
向中國水產採購捕撈物品、設備及船隻之淨採購額	Net purchases of fishing supplies, equipment and vessels from CNFC	46,593
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	16,255
向中國水產支付工資	Wages paid to CNFC	149,087
向中國水產支付利息	Interest paid to CNFC	6,154
向母公司集團之一間附屬公司提供之建築服務	Provision of construction services to a fellow subsidiary	5,311

項目	Item	港幣千元 HK$'000
勝暉 *(附註3)*	**Harvest Fair** *(note 3)*	
母公司集團之一間附屬公司提供之建築服務	Provision of construction services by a fellow subsidiary	40,405
FCI 及附屬公司	**FCI and subsidiaries**	
向母公司集團之一間附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	14,741
CRPIL 及附屬公司	**CRPIL and subsidiaries**	
應付一間控股公司及母公司集團之一間附屬公司之儲油服務費	Tank storage services fees payable to a holding company and a fellow subsidiary	141,600
應收一間控股公司及母公司集團之一間附屬公司之儲油設施管理費	Storage facilities management fees receivable from a holding company and a fellow subsidiary	19,992
向母公司集團之一間附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to a fellow subsidiary	5,212
華潤輕紡及附屬公司	**CR Textile and subsidiaries**	
向一間控股公司及母公司集團之附屬公司銷售貨品之淨額	Net sales of merchandises to a holding company and fellow subsidiaries	56,876
向一間附屬公司之關聯方銷售尼龍產品	Sales of nylon products to a subsidiary of a connected party	6,558
向母公司集團之一間附屬公司支付營業租約款項	Operating lease payments to a fellow subsidiary	8,196

附註：

1. 中國水產總公司(「中國水產」)為擁有五豐行之附屬公司 — CIFC 49%少數權益之股東。
2. 供應商為本公司若干非全資附屬公司之主要股東。
3. 勝暉為本公司之非全資附屬公司，有關服務乃按照建築合約之條款提供。

Notes:

1. CNFC International Fisheries Corp. ("CNFC") is a 49% minority shareholder of CIFC, a subsidiary of NFH.
2. Designated suppliers are suppliers who are substantial shareholders of non-wholly owned subsidiaries of the Company.
3. Harvest Fair is a non-wholly owned subsidiary of the Company and the services were carried out in accordance with the terms of the construction contracts.

附屬公司及聯營公司

於二零零三年十二月三十一日，各主要附屬及聯營公司之詳細資料刊載於第128頁至第136頁。

Subsidiaries and Associates

Particulars regarding the principal subsidiaries and associates as at 31 December 2003 are set out on pages 128 to 136.

本公司及附屬公司之證券交易

本公司於年內已經發行和授出購股權之詳情載於財務報告附註二十七內。

本公司或其附屬公司於本年內並無購回、出售或贖回本公司任何上市證券。

Transactions in Securities of the Company and Subsidiaries

Details of the share options issued or granted during the year by the Company are set out in note 27 to the financial statements.

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

最佳應用守則

除了非執行董事並無指定委任任期而需輪值退任外，本公司在本年度內一直遵守上市規則附錄十四所載之最佳應用守則。

Code of Best Practice

The Company has complied throughout the year with Appendix 14 to the Listing Rules except that non-executive directors have no set term of office but retire from office on a rotational basis.

主要客戶及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客戶應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

Major Customers and Suppliers

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

五年財務資料摘要

本集團過往五個財政年度之業績及資產負債摘要刊載於第143頁。

Five-Year Financial Summary

A summary of the Group's results and its assets and liabilities for the past five financial years is set out on page 143.

核數師

德勤•關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

Auditors

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事局命
主席
寧高寧

香港，二零零四年四月七日

On behalf of the Board
Ning Gaoning
Chairman

Hong Kong, 7 April 2004

核數師報告
Report of the Auditors

德勤・關黃陳方會計師行

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

致華潤創業有限公司全體股東
(於香港註冊成立之有限公司)

TO THE SHAREHOLDERS OF CHINA RESOURCES ENTERPRISE, LIMITED
(incorporated in Hong Kong with limited liability)

本核數師行已完成審核載於第63至第136頁按照香港普通採納之會計原則編製之財務報告。

We have audited the financial statements on pages 63 to 136 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師之個別責任

公司條例規定董事須編製真實與公平之財務報告。在編製該等財務報告時，董事必須選擇及貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立意見，並按照公司條例第141條的規定，只向整體股東報告。除此以外，本行的報告不可用作其他用途。本行概不就本報告之內容，對任何其他人士負責或承擔法律責任。

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告內所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時作出之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況、及是否貫徹應用並足夠地披露該等會計政策。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group consistently applied and adequately disclosed.

本行策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本行認為上述的財務報表均真實與公平地反映 貴公司與及 貴集團於二零零三年十二月三十一日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照公司條例妥善編製。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for year then ended and have been properly prepared in accordance with the Companies Ordinance.

德勤•關黃陳方會計師行
執業會計師

香港，二零零四年四月七日

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 7 April 2004

綜合損益表
Consolidated Profit and Loss Account

截至二零零三年十二月三十一日止年度 *for the year ended 31 December 2003*

		附註 Notes	二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
營業額	Turnover	3	**34,655,172**	28,822,019
銷售成本	Cost of sales		**(28,120,003)**	(23,114,000)
毛利	Gross profit		**6,535,169**	5,708,019
其他收益	Other revenue	4	**358,929**	444,851
銷售及分銷費用	Selling and distribution expenses		**(3,642,407)**	(2,759,151)
一般及行政費用	General and administrative expenses		**(1,714,787)**	(1,587,121)
經營溢利	Profit from operations		**1,536,904**	1,806,598
財務成本	Finance costs	5	**(225,461)**	(312,246)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity		**184,938**	—
應佔聯營公司業績	Share of results of associates		**484,686**	449,930
除税前溢利	Profit before taxation	6	**1,981,067**	1,944,282
税項	Taxation	10	**(254,997)**	(335,080)
除税後溢利	Profit after taxation		**1,726,070**	1,609,202
少數股東權益	Minority interests		**(270,893)**	(204,269)
股東應佔溢利	Profit attributable to shareholders		**1,455,177**	1,404,933
每股盈利	Earnings per share	12		
基本	Basic		**HK$0.70**	HK$0.68
攤薄	Diluted		**HK$0.69**	HK$0.67

綜合資產負債表
Consolidated Balance Sheet

於二零零三年十二月三十一日 *at 31 December 2003*

		附註 Notes	二零零三年 港幣千元 2003 HK$'000	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	13	**14,820,474**	13,420,082
無形資產	Intangible assets	14	**1,548,261**	1,160,597
於一間共同控制實體之權益	Interest in a jointly controlled entity		**54,901**	—
於聯營公司之權益	Interests in associates	16	**1,815,989**	2,094,573
其他投資	Other investments	17	**164,780**	179,140
預付款項	Prepayments	18	**458,400**	367,200
遞延税項資產	Deferred taxation assets	25	**141,379**	90,169
			19,004,184	17,311,761
流動資產	**Current assets**			
存貨	Stocks	19	**4,303,823**	3,386,797
貿易及其他應收款項	Trade and other receivables	20	**4,192,122**	3,501,393
可退回税項	Taxation recoverable		**25,775**	23,981
已質押銀行存款	Pledged bank deposits		**3,454**	33,648
現金及銀行結存	Cash and bank balances		**3,783,264**	3,912,404
			12,308,438	10,858,223
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	21	**(6,914,248)**	(6,034,606)
短期貸款	Short term loans	23	**(2,458,493)**	(2,278,454)
應付税項	Taxation payable		**(155,417)**	(115,107)
			(9,528,158)	(8,428,167)
流動資產淨值	**Net current assets**		**2,780,280**	2,430,056
總資產減流動負債	**Total assets less current liabilities**		**21,784,464**	19,741,817
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	24	**(4,184,715)**	(3,150,507)
遞延税項負債	Deferred taxation liabilities	25	**(298,414)**	(362,477)
			17,301,335	16,228,833
少數股東權益	**Minority interests**	26	**(3,858,801)**	(3,290,057)
			13,442,534	12,938,776
資本及儲備	**Capital and reserves**			
股本	Share capital	27	**2,089,728**	2,080,405
儲備	Reserves	28	**11,352,806**	10,858,371
			13,442,534	12,938,776

寧高寧 **NING GAONING**
董事 Director

陳普芬 **CHAN PO FUN, PETER**
董事 Director

資產負債表
Balance Sheet
於二零零三年十二月三十一日 at 31 December 2003

		附註 Notes	二零零三年 港幣千元 2003 HK$'000	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	13	**59,408**	62,428
於附屬公司之權益	Interests in subsidiaries	15	**13,691,693**	14,870,262
			13,751,101	14,932,690
流動資產	**Current assets**			
存貨	Stocks	19	—	3,000
貿易及其他應收款項	Trade and other receivables	20	**148,496**	90,833
現金及銀行結存	Cash and bank balances		**158,701**	223,624
			307,197	317,457
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	21	**(184,821)**	(73,522)
應付稅項	Taxation payable		**(18,862)**	(7,491)
			(203,683)	(81,013)
流動資產淨值	**Net current assets**		**103,514**	236,444
遞延稅項負債	Deferred taxation liabilities	25	**(450)**	(652)
			13,854,165	15,168,482
資本及儲備	**Capital and reserves**			
股本	Share capital	27	**2,089,728**	2,080,405
儲備	Reserves	28	**11,764,437**	13,088,077
			13,854,165	15,168,482

寧高寧 **NING GAONING**
董事 Director

陳普芬 **CHAN PO FUN, PETER**
董事 Director

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

		附註 Notes	二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
經營活動之現金流量	**Cash flows from operating activities**			
經營所得之現金	Cash generated from operations	29A	**1,499,204**	2,956,205
已付香港利得稅	Hong Kong Profits Tax paid		**(137,836)**	(196,150)
已付中國內地所得稅	Chinese Mainland income tax paid		**(81,945)**	(79,742)
已付海外利得稅	Overseas profits tax paid		**(10,749)**	(8,559)
退還香港利得稅	Hong Kong Profits Tax refunded		**5,468**	34,474
經營活動之現金流入淨額	**Net cash inflow from operating activities**		**1,274,142**	2,706,228
投資活動之現金流量	**Cash flows from investing activities**			
出售固定資產所得款項	Proceeds from disposal of fixed assets		**57,401**	48,665
已收一間共同控制實體股息	Dividends received from a jointly controlled entity		**183,770**	—
已收聯營公司股息	Dividends received from associates		**1,145,110**	257,942
已收其他投資股息	Dividends received from other investments		**8,507**	14,525
已收利息	Interest received		**65,394**	145,665
購入固定資產	Purchase of fixed assets		**(1,788,215)**	(1,230,944)
出售／分拆附屬公司(減除出售後流出之現金及現金等值)	Disposal of subsidiaries/spin-off of a subsidiary (net of cash and cash equivalent disposed of)	29B	**(233,359)**	(9,356)
出售聯營公司	Disposal of associates		**6,911**	1,810,892
收購附屬公司／業務(減除收購所得之現金及現金等值)	Acquisition of subsidiaries/business (net of cash and cash equivalents acquired)	29C	**(120,351)**	(999,106)
增購附屬公司權益	Acquisition of additional interests in subsidiaries		**(203,191)**	(219,413)
收購一間聯營公司	Acquisition of an associate		**—**	(219,500)
收購及墊款予聯營公司	Purchase of and advances to associates		**(766,631)**	(56,092)
購入其他投資	Purchase of other investments		**(31,579)**	(10,919)
支付購入附屬公司權益款項	Payment of purchase of interests in subsidiaries		**(112,800)**	(336,343)
銀行存款質押作為短期銀行貸款之抵押	Bank deposits pledged for short term bank loans		**30,194**	(21,512)
購入無形資產	Purchase of intangible assets		**(77,080)**	—
用於投資活動之淨現金	**Net cash used in investing activities**		**(1,835,919)**	(825,496)

		二零零三年 港幣千元 2003 HK$'000	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
融資活動之現金流量	**Cash flows from financing activities**		
已付股息	Dividends paid	**(478,750)**	(912,713)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries	**(165,169)**	(25,296)
已付融資租約費用	Finance lease charges paid	**(1,162)**	(2,402)
已付利息	Interest paid	**(136,794)**	(219,051)
發行普通股股本所得款項	Net proceeds from issue of ordinary shares	**67,161**	41,329
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings	**5,007,188**	4,374,162
償還銀行及其他借貸	Repayment of bank and other borrowings	**(4,257,446)**	(7,055,124)
融資租賃付款之資本部份	Capital elements of finance lease rental payment	**(7,786)**	(5,413)
少數股東注資／(償還)	Contribution from/(Repayment to) minority shareholders	**427,219**	(47,830)
融資活動之現金流入／(流出)淨額	**Net cash inflow from/(used in) financing activities**	**454,461**	(3,852,338)
淨現金及現金等值減少	**Net decrease in cash and cash equivalents**	**(107,316)**	(1,971,606)
滙率調整之影響	Effect on foreign exchange rate changes	**(17,078)**	(722)
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**3,907,608**	5,879,936
於十二月三十一日之現金及現金等值	**Cash and cash equivalents at 31 December**	**3,783,214**	3,907,608
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**3,783,264**	3,912,404
銀行透支	Bank overdrafts	**(50)**	(4,796)
		3,783,214	3,907,608

綜合股東權益變動表
Consolidated Statement of Changes in Equity

截至二零零三年十二月三十一日止年度 for the year ended 31 December 2003

		股本 港幣千元 Share capital HK$'000	股份溢價 港幣千元 Share premium HK$'000	資本儲備 港幣千元 Capital reserve HK$'000	物業估值儲備 港幣千元 Property valuation reserve HK$'000	滙兑儲備 港幣千元 Exchange reserve HK$'000	一般儲備 港幣千元 General reserve HK$'000	保留溢利 港幣千元 Retained profits HK$'000	總額 港幣千元 Total HK$'000
滙率調整	Exchange rate adjustments	—	—	—	—	(4,033)	—	—	(4,033)
未於綜合損益表內確認之虧損淨額	Net losses not recognised in the consolidated profit and loss account	—	—	—	—	(4,033)	—	—	(4,033)
行使購股權	Exercise of share options	9,323	57,900	—	—	—	—	—	67,223
發行股份費用	Share issue expenses	—	(62)	—	—	—	—	—	(62)
因出售／分拆附屬公司之調撥	Released due to disposal of/spin-off of a subsidiary	—	—	120,777	—	9	—	628,778	749,564
因出售聯營公司之調撥	Released due to disposal of an associate	—	—	—	—	(201)	(2)	2	(201)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	1,455,177	1,455,177
股息	Dividends	—	—	—	—	—	—	(1,763,910)	(1,763,910)
轉撥	Transfer	—	—	—	—	—	19,498	(19,498)	—
股東權益變動淨額	Net changes in equity	9,323	57,838	120,777	—	(4,225)	19,496	300,549	503,758
於二零零三年一月一日之結餘	Balance at 1 January 2003								
前期所報	As previously reported	2,080,405	10,348,435	(5,416,229)	—	8,218	13,600	6,252,304	13,286,733
淨遞延税項負債準備	Provision for net deferred taxation liabilities	—	—	(359,598)	—	—	—	11,641	(347,957)
重列	As restated	2,080,405	10,348,435	(5,775,827)	—	8,218	13,600	6,263,945	12,938,776
於二零零三年十二月三十一日之結餘	Balance at 31 December 2003	2,089,728	10,406,273	(5,655,050)	—	3,993	33,096	6,564,494	13,442,534
滙率調整	Exchange rate adjustments	—	—	—	—	(1,355)	—	—	(1,355)
重估虧絀	Deficit on revaluation	—	—	—	(21,220)	—	—	—	(21,220)
未於綜合損益表內確認之虧損淨額	Net losses not recognised in the consolidated profit and loss account	—	—	—	(21,220)	(1,355)	—	—	(22,575)
行使購股權	Exercise of share options	8,555	32,821	—	—	—	—	—	41,376
配發股份	Allotment of shares	56,300	414,931	—	—	—	—	—	471,231
發行股份費用	Share issue expenses	—	(47)	—	—	—	—	—	(47)
因出售物業之調撥	Released due to disposal of properties	—	—	—	802	—	—	—	802
因出售附屬及聯營公司之調撥	Released due to disposal of subsidiaries and an associate	—	—	314,020	—	3,668	—	641	318,329
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	1,404,933	1,404,933
股息	Dividends	—	—	—	—	—	—	(912,713)	(912,713)
轉撥	Transfer	—	—	—	—	—	8,891	(8,891)	—
股東權益變動淨額	Net changes in equity	64,855	447,705	314,020	(20,418)	2,313	8,891	483,970	1,301,336
於二零零二年一月一日之結餘	Balance at 1 January 2002								
前期所列	As previously reported	2,015,550	9,900,730	(5,730,249)	20,418	5,905	4,709	5,770,322	11,987,385
淨遞延税項負債準備	Provision for net deferred taxation liabilities	—	—	(359,598)	—	—	—	9,653	(349,945)
重列	As restated	2,015,550	9,900,730	(6,089,847)	20,418	5,905	4,709	5,779,975	11,637,440
於二零零二年十二月三十一日之結餘	Balance at 31 December 2002	2,080,405	10,348,435	(5,775,827)	—	8,218	13,600	6,263,945	12,938,776

一. 一般事項

甲 最終控股公司

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。董事認為於二零零三年十二月三十一日的最終控股公司是一間於中國內地成立的公司—中國華潤總公司(「中國華潤」)。

本公司之主要業務是物業投資及投資控股，其主要附屬公司及聯營公司之業務載於第128頁至第136頁。

乙 財務報告編製基準

財務報告乃遵照截至二零零三年十二月三十一日止年度之香港普通採納之會計準則而編製。除下文附註二主要會計政策特別指明外，財務報告乃根據過往成本慣例編製。

丙 會計政策之變動

採納對二零零三年一月一日起及往後計期間生效的香港會計實務準則(「會計實務準則」)第十二號《收益税》(經修訂)，有關遞延税項會計政策因而改變。

本集團會計政策之變動及採用此新政策之影響列載於附註二卯。

1. General

A Ultimate holding company

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31 December 2003 to be China Resources National Corporation ("CRNC"), a company established in the Chinese Mainland.

The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and associates are shown on pages 128 to 136.

B Basis of preparation of the financial statements

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong for the year ended 31 December 2003. Save as specified in the principal accounting policies as set out in note 2, the financial statements have been prepared under the historical cost convention.

C Changes in Accounting Policies

As a result of the adoption of Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 12 "Income taxes" (revised) which became effective for accounting periods commencing on or after 1 January 2003, the accounting policy for deferred taxation has been changed.

The changes to the Group's accounting policies and the effect of adopting this new policy are set out in note 2N.

二、主要會計政策

甲 綜合入賬

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司之財務報告，且亦按下文附註二丙及二丁所載基準將本集團於共同控制實體及聯營公司之權益一併納入計算。於本年內收購或出售之附屬公司，共同控制實體及聯營公司之業績乃由其實際收購日期起計或截至出售生效日期止（視情況而定）納入計算。

乙 附屬公司

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或本公司控制其董事局或同等監管組織組成之公司。附屬公司之投資乃按成本值減去減值虧損後於本公司資產負債表列賬。本公司以已收及應收股息計算附屬公司之業績。

丙 共同控制實體

共同控制實體乃根據合約安排而成立並持作長期投資的合營企業，本集團與其他訂約方根據合約安排而進行的經濟活動須受共同控制。綜合損益表包括年內本集團應佔該共同控制實體的業績。在綜合資產負債表內，於共同控制實體的權益乃按本集團應佔該等實體的資產淨值，另加收購時產生的未攤銷商譽／負商譽，減任何減值虧損後列賬。

2. Principal Accounting Policies

A Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in notes 2C and 2D below. The results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate.

B Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C Jointly Controlled Entities

A jointly controlled entity is a joint venture held as a long term investment and a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control. The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year. In the consolidated balance sheet, interests in jointly controlled entities are stated at the Group's share of net assets of the entities plus unamortised goodwill/negative goodwill arising on acquisitions, less any impairment loss.

丙 **共同控制實體(續)**
本集團於共同控制實體的權益乃指集團於一間有限責任合營公司的投資，該項權益先前乃按成本值列為其他投資入賬。

年內，本集團管理層審閱集團在該有限責任合營公司的參與程度，以及該有限責任合營公司相關經營協議所列的個別條款後；認為該項投資以共同控制實體的權益呈列較列為其他投資更為合適。

由於重新分類集團於該有限責任合營公司的投資的影響不大，故本集團並無就上年度的數字作出調整。

丁 **聯營公司**
聯營公司乃指附屬公司以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。綜合損益表包括本集團年內應佔聯營公司之業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司資產淨值，另加附註二己所述已按有關商譽／負商譽的政策於收購時產生之未攤銷商譽／負商譽。

於本公司之資產負債表內，聯營公司之投資乃按成本值減任何減值虧損列賬。

戊 **其他投資**
其他投資乃指於債務和股本證券之投資，惟純粹持有作收回墊款之用途或持有作於附屬公司、聯營公司或合營企業投資之用途者除外。

C **Jointly Controlled Entities** (continued)
The Group's interest in a jointly controlled entity represents the investment in a limited partnership which was previously shown as an other investment valued at cost.

During the year, the management of the Group reviewed their involvement in the limited partnership and the respective terms stated in the related operation agreements of the limited partnership. The management considered that the investment is more appropriately presented as a jointly controlled entity instead of other investment.

Effect of the reclassification of the investment in the limited partnership is not material and accordingly no prior year adjustment is made.

D **Associates**
An associate is an enterprise, not being a subsidiary, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. The consolidated profit and loss account includes the Group's share of the results of associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus unamortised goodwill/negative goodwill arising on acquisitions taking into effect the policy on goodwill/negative goodwill as stated in note 2F.

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss.

E **Other investments**
Other investments are investments in debt and equity securities, except those held either solely for the purpose of recovering advances or, as investments in subsidiaries, associates or joint ventures.

戊 其他投資(續)

其他已確定長期持有之證券投資乃按成本計算,並扣除任何減值虧損(暫時減值虧損者除外)。

其他投資(持有至到期之債務證券或已確定長期持有之證券投資除外)以公允價值計算,並連同其未變現損益包括於綜合損益表內。

己 商譽/負商譽

因綜合賬目而產生之商譽,指收購成本超逾本集團於收購日期所佔收購之附屬公司/聯營公司可予確定資產與負債之公允價值之權益差額。收購附屬公司/聯營公司而產生之負商譽,指本集團於收購時可予確定資產與負債之公允價值之權益超逾收購成本之差額。

於二零零一年一月一日前進行收購所產生之商譽乃在儲備撇銷,並將於出售有關附屬公司或聯營公司時,或在商譽被斷定為已經減值時,在綜合損益表內扣除。

於二零零一年一月一日或之後進行收購所產生之商譽按直線法於綜合損益表攤銷,並於其估計可使用年期(即在不超過二十年之期間內)在綜合資產負債表內以成本值減去累計攤銷及減值虧損後列賬。

於二零零一年一月一日前進行收購所產生之負商譽繼續保存於儲備,並於出售有關附屬公司或聯營公司時撥入綜合損益表處理。

E Other investments (continued)

Other investments which are held for an identified long-term purpose are measured at cost as reduced by any impairment loss that is other than temporary.

Other investments which are neither debt securities held-to-maturity nor securities held for an identified long-term purpose are measured at fair value, with unrealised gains or losses included in the consolidated profit and loss account.

F Goodwill/Negative goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the acquired subsidiary/an associate at the date of acquisition. Negative goodwill arising from acquisitions of subsidiaries/associates represents the excess of the Group's interest in the fair value of identifiable assets and liabilities acquired over the cost of acquisition.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be charged to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1 January 2001 is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life of not more than twenty years and is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate.

己 **商譽／負商譽(續)**

於二零零一年一月一日或之後進行收購所產生之負商譽，乃呈列為從資產中扣除之部份，並將會在分析過導致餘額之情況後，撥入綜合損益表處理。

倘負商譽與本集團收購計劃當中已確定預期會於未來出現之虧損及開支有關，並能可靠地計算時(但並非為於收購日期之可確定負債)，則該部份的負商譽會於未來虧損及開支在綜合損益表確認時在綜合損益表確認。任何其餘負商譽如不超過所收購之非貨幣資產之公允價值，會於該等所購入可予確定應計折舊資產的餘下加權平均可使用年限內在綜合損益表確認。負商譽如超逾該等非貨幣資產之公允價值，會即時在綜合損益表內確認。

庚 **固定資產**

(甲) *投資物業*

投資物業乃建築工程經已完成並因其投資潛力而持有之土地及樓宇權益，任何租金收入乃按公平原則磋商釐定。該等物業乃以每年之專業估值所得之公開市值列賬。

F **Goodwill/Negative goodwill** (continued)

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as a deduction from assets and will be released to the consolidated profit and loss account based on an analysis of the circumstances from which the balance resulted.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the consolidated profit and loss account when the future losses and expenses are recognised in the consolidated profit and loss account. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the remaining weighted average useful life of those identifiable acquired depreciable assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the consolidated profit and loss account immediately.

G **Fixed Assets**

(a) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are stated at their open market value on the basis of an annual professional valuation.

庚 固定資產(續)

(甲) *投資物業(續)*

估值最少每隔三年由獨立估值師進行一次,而其間年份,每年則由本集團具專業資格之行政人員進行評估。投資物業價值之變動乃撥作物業重估儲備之變動處理。倘此項儲備之總額不足以抵銷整個投資物業組合之虧絀,則不足之數自損益表中扣除。倘虧絀已於過往損益表中扣除,但其後出現重估盈餘時,則將已扣除之虧絀部份從此項盈餘中撥入損益表內。在出售重估投資物業時,有關之重估盈餘則轉入損益表內。

本公司概無為以未屆滿年期超過二十年之租約持有之投資物業作折舊準備。

(乙) *在建工程*

用作生產、租用或行政用途或尚未決定用途之在建物業、廠房及設備均以成本值減累計減值虧損(如有)列賬。成本包括所有建築支出、專業費用、撥充資本之借貸成本以及該項目之其他有關直接費用。

在工程竣工前和建築成本轉入有關之固定資產之類別前,本公司概不會為在建工程作任何折舊準備。

G Fixed Assets (continued)

(a) *Investment properties* (continued)

The valuations are carried out at intervals of not more than three years by independent valuers and in each of the intervening years, valuations are undertaken by professionally qualified executives of the Group. Changes in the value of investment properties are dealt with as movements in the property valuation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. Upon sale of a revalued investment property, the revaluation surplus is transferred to the profit and loss account.

No depreciation is provided for investment properties which are held on leases with an unexpired term of more than twenty years.

(b) *Construction in progress*

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost less accumulated impairment losses, if any. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the appropriate category of fixed assets.

庚 固定資產(續)

(丙) *其他固定資產*

投資物業及在建工程以外之固定資產按成本值減折舊及累計減值虧損(如有)列賬。

其他固定資產之折舊乃在計入其估計剩餘價值後,按其估計可使用年期以直線法攤銷其資產成本。所採用之估計年期如下:

G Fixed Assets (continued)

(c) *Other fixed assets*

Fixed assets other than investment properties and construction in progress are stated at cost less depreciation and accumulated impairment losses, if any.

Depreciation of other fixed assets is provided to write off the cost of the assets over their estimated useful lives and after taking into account their estimated residual values, using the straight line method. The estimated useful lives are as follows:

土地 Land	按剩餘租賃期撇銷 Over the unexpired term of lease
樓宇 Buildings	20至50年 20 to 50 years
租賃物業裝修 Leasehold improvements	按3至10年或按剩餘租賃年期兩者中較短者 3 to 10 years or over the unexpired term of lease, whichever is shorter
船隻 Vessels	5至15年 5 to 15 years
冷倉設備 Cold storage facilities	10年 10 years
機器設備 Plant and machinery	5至25年 5 to 25 years
傢私及設備 Furniture and equipment	3至10年 3 to 10 years
汽車 Motor vehicles	3至8年 3 to 8 years

(丁) *固定資產之減值*

於各結算日,為評估是否有跡象顯示投資物業以外的固定資產已經減值,內部及外來之有關資料均會列入考慮。倘若出現此等跡象,有關資產的可收回數額會予以估計,並(如有關)確認減值虧損,以將該項資產撇減至其可收回數額。該項減值虧損會在損益表確認。

(d) *Impairment of fixed assets*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

二。 主要會計政策（續）

庚 固定資產（續）

（丁） *固定資產之減值（續）*

倘於其後撥回減值虧損，則該項資產的賬面值會增加至經修訂的估計可收回數額，惟該項減值撥回數額不得超過該項資產於過往年度並無確認減值虧損所計算的賬面值。減值虧損撥回乃在確認撥回數額的年度計入損益表。

辛 租賃

（甲） *融資租約*

根據本集團享有絕大部份回報及自負風險之融資租約及租購合約而購買之資產，視作自置資產入賬，及將相等於成本值之數額列作固定資產及融資租約承擔，並按本集團折舊政策計提折舊。付予出租人之款項包括本金及利息，而利息則在損益表中扣除。

（乙） *營業租約*

融資租約以外的其他所有租賃均視作營業租約入賬。

營業租約之租金收入或開支在個別租約的租約期以直線法在損益表確認，除非有另一基準更能代表用戶得益的時間模式，則作別論。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(d) *Impairment of fixed assets* (continued)

Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

H Leases

(a) *Finance leases*

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the risks and rewards incident to ownership are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as obligations under finance leases. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to profit and loss account.

(b) *Operating leases*

All leases other than finance leases are accounted for as operating leases.

Rental income or expense arising from operating leases is recognised in the profit and loss account on a straight line basis over the periods of the respective leases except where an alternative basis is more representative of the time pattern of the user's benefit.

二. 主要會計政策(續)

2. Principal Accounting Policies (continued)

壬 無形資產

無形資產乃按成本值列賬，並以直線法按其可使用年期攤銷。當資產可供使用時，即開始予以攤銷。無形資產的估計可使用年期如下：

I Intangible assets

Intangible assets are stated at cost and are amortised on the straight line method over their useful lives. Amortisation commences when the asset is available for use. The estimated useful lives are as follows:

商標 Brand names	10至20年 10 to 20 years
開發成本 Development costs	5至15年 5 to 15 years
專利權使用費 Patent Royalty	50年 50 years

凡有跡象顯示會出現減值，會隨即評估無形資產的賬面值，並將其賬面值撇減至可收回數額。

Where an indication of impairment exists, the carrying amount of any intangible assets is assessed and written down immediately to its recoverable amount.

癸 物業存貨

物業存貨包括待售發展中物業及待售物業。

J Stock of properties

Stock of properties includes properties under development for sale and properties held for sale.

發展中物業按土地成本及發展開支入賬。發展開支包括建築成本、撥作資本之利息及有關借貸成本，加上直至結算日之應佔溢利，再扣除已收之進度款項及可預見虧損。

Properties under development comprise the land cost together with development expenditure, which includes construction costs, capitalised interest and ancillary borrowing costs, plus attributable profits taken to date, less progress payments received and foreseeable losses.

預售發展中物業所得之溢利於發展期間確認。按此基準，於會計期間確認之預售物業溢利，乃參照計至結算日所產生之發展成本佔完成時總估計發展成本之比例，並就或然事項作出適當備抵而計算。

Profit on pre-sale of properties under development is recognised over the course of the development. On this basis, profit recognised on properties pre-sold during an accounting period is calculated by reference to the proportion of development costs incurred up to the accounting date to total estimated development costs to completion, with due allowance for contingencies.

待售物業以成本值及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

Properties held for sale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

二。 主要會計政策(續)

2. Principal Accounting Policies (continued)

子 其他存貨

其他存貨包括原材料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值及可變現淨值兩者中之較低者列賬。

在製品及製成品之成本包括直接原材料、直接勞工成本及適當攤分之生產費用。

成本乃按加權平均法釐定,或就零售業務而言,成本乃按先入先出基準計算。

可變現淨值乃按估計淨銷售價減所有其他之生產成本及有關市場推廣、銷售及分銷之成本而釐定。

K Other stocks

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value.

Cost of work-in-progress and finished goods comprises direct materials, direct labour and an appropriate proportion of production overheads.

Cost is determined on the weighted average method or in the case of retail business, cost is calculated on the first-in first-out basis.

Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

丑 收益確認

於發展完成前預售發展中物業所得之收入,乃參照截至結算日止所產生之發展成本所佔截至完成為止之估計總發展成本之比例,於各項買賣協議簽署起至發展完成止之期間確認。

其他銷售於貨物付運及服務提供後確認,而利息收入則在出現時在損益表中確認。

L Recognition of revenue

Income from pre-sale of properties under development prior to completion of the development is recognised over the period from execution of the respective sale and purchase agreements to the completion of development by reference to the proportion of development costs incurred up to the balance sheet date to total estimated development costs to completion.

Other sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

寅 借貸成本

借貸成本乃按應計基準入賬,並於產生年度在綜合損益表中扣除,惟固定資產及發展中物業之有關融資成本則撥充資本,作為該項資產成本之部份,直至當該項資產作其擬定用途或出售之一切所需活動大部份完成為止。

M Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the consolidated profit and loss account in the year incurred, except for costs related to funding of fixed assets and properties under development which are capitalised as part of the cost of that asset up to the date when substantially all the activities necessary to prepare the asset for its intended use or sale are completed.

二. 主要會計政策(續)

2. Principal Accounting Policies (continued)

寅 借貸成本(續)

為安排銀團貸款備用額和債務證券而支付的費用為遞延費用，以直線法於貸款期間內攤銷。

M Borrowing costs (continued)

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

卯 遞延稅項

因資產負債的評稅基準與財務報告所示資產負債賬面值之間的暫時差異而引致的遞延稅項，以資產負債表法全數撥備，只有少數情況例外。遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。計算遞延稅項時，會以資產變現或負債清還所屬期間預期適用的稅率計算。

N Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exceptions. Deferred taxation assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary difference can be utilised. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

在過往年度，遞延稅項由評稅溢利與財務報告所示溢利之間的時差引致，並以負債法計提撥備，但只會對預期於可見將來變現的負債或資產計提撥備。採納會計實務準則第十二號《收益稅》(經修訂)即表示會計政策會有所修改，而有關修改亦已追溯運用，令比較數字重新呈列，以便符合已修改的會計政策。

In prior years, deferred taxation was accounted for using the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be crystallised in the foreseeable future. The adoption of SSAP No. 12 "Income taxes" (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform with the changed policy.

是項修改會令本集團在二零零一年和二零零二年十二月三十一日的資產淨值分別減少約港幣349,945,000元和港幣347,957,000元，亦即新增的遞延稅項負債撥備淨額。截至二零零二年十二月三十一日止年度的溢利增加港幣1,988,000元。

The effect of this change is to decrease the Group's net assets as at 31 December 2001 and 2002 of approximately HK$349,945,000 and HK$347,957,000 respectively, which represent the net additional deferred taxation liabilities. The profit charged directly to equity for the year ended 31 December 2002 has been increased by HK$1,988,000.

二. 主要會計政策(續)

辰 外滙

港元以外之貨幣交易乃按照交易當日之滙率折算。以各種貨幣列值之貨幣資產及負債則按結算日之滙率折算。滙兑差額乃列入釐定經營溢利之賬項中。

於綜合賬目時,以港元以外貨幣申報之附屬公司資產負債表上的數額乃按結算日之滙率折算為港元。以港元以外之貨幣申報之附屬公司損益表乃按全年平均滙率折算。滙兑差額乃作為儲備之變動處理。

巳 僱員福利 — 購股權計劃

當依據本公司購股權計劃向僱員授出可認購本公司股份之購股權時,於授出日期不會確認為僱員福利成本或負擔。當購股權獲行使時,股東權益按所收取款項而增加。

2. Principal Accounting Policies (continued)

O Foreign exchange

Transactions in currencies other than Hong Kong dollars are converted at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in such currencies are re-translated at the rates of exchange ruling on the balance sheet date. Exchange differences are included in the determination of operating profit.

On consolidation, the amounts in the balance sheet of subsidiaries reported in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. The profit and loss account of subsidiaries reported in currencies other than Hong Kong dollars is translated at the average exchange rates for the year. Exchange differences are dealt with as movements on reserves.

P Employee benefits — Share option schemes

When options are granted to employees to subscribe for shares of the Company in accordance with the Company's share option schemes, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

三. 營業額及分類資料

3. Turnover and Segment Information

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
營業額指本公司及其附屬公司向對外客戶之銷售,包括來自下列項目之收入:	Turnover represents sales by the Company and its subsidiaries to outside customers and comprises revenue from:		
出售貨品	Sales of goods	**33,343,100**	27,812,322
提供服務及其他收入	Rendering of services and others	**1,084,649**	743,957
租金收入	Rental income	**208,911**	198,114
出售物業	Sales of properties	**18,512**	67,626
		34,655,172	28,822,019

三. 營業額及分類資料(續)　3. Turnover and Segment Information (continued)

主要申報規格 — 按業務劃分　Primary reporting format — business segments

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$000	零售 Retail 港幣千元 HK$000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$000	飲品 Beverage 港幣千元 HK$000	紡織 Textile 港幣千元 HK$000	物業 Property 港幣千元 HK$000	投資及其他業務 Investments and Others 港幣千元 HK$000	對銷 Elimination 港幣千元 HK$000	總計 Total 港幣千元 HK$000
截至二零零三年十二月三十一日止年度	**For the year ended 31 December 2003**									
收益	**REVENUE**									
對外銷售	External sales	12,565,348	9,778,516	4,744,654	3,950,167	3,201,798	234,620	180,069	—	34,655,172
業務間銷售	Inter-segment sales	—	48,612	56,810	—	—	45,256	—	(150,678)	—
		12,565,348	9,827,128	4,801,464	3,950,167	3,201,798	279,876	180,069	(150,678)	34,655,172
其他收益	Other revenue	25,040	85,369	48,499	58,711	66,552	5,186	811	—	290,168
		12,590,388	9,912,497	4,849,963	4,008,878	3,268,350	285,062	180,880	(150,678)	34,945,340
分類業績	**Segment result**	282,344	(75,690)	426,549	400,723	216,029	282,562	4,578	—	1,537,095
未經分攤之公司支出	Unallocated corporate expenses									(68,952)
利息收入	Interest income									68,761
經營溢利	Profit from operations									1,536,904
財務成本	Finance costs									(225,461)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity	184,938	—	—	—	—	—	—	—	184,938
應佔聯營公司業績淨額	Share of net results of associates	9,930	2,658	45,431	—	11,038	—	338,239	—	407,296
稅項	Taxation									(177,607)
除稅後溢利	**Profit after taxation**									1,726,070
於二零零三年十二月三十一日	**As at 31 December 2003**									
資產	**ASSETS**									
分類資產	Segment assets	3,846,088	6,524,750	2,909,020	6,308,667	4,292,644	4,671,941	80,361	—	28,633,471
於一間共同控制實體之權益	Interest in a jointly controlled entity	54,901	—	—	—	—	—	—	—	54,901
於聯營公司之權益	Interests in associates	249,510	113	470,292	—	106,540	—	989,534	—	1,815,989
遞延稅項資產	Deferred taxation assets									141,379
可退回稅項	Taxation recoverable									25,775
未經分攤之公司資產	Unallocated corporate assets									641,107
綜合資產總值	**Consolidated total assets**									31,312,622
負債	**LIABILITIES**									
分類負債	Segment liabilities	1,728,570	3,513,260	510,552	2,360,478	1,795,867	131,504	(321)	—	10,039,910
稅項負債	Taxation liabilities									453,831
未經分攤之公司負債	Unallocated corporate liabilities									3,517,546
綜合負債總值	**Consolidated total liabilities**									14,011,287
其他資料	**OTHER INFORMATION**									
資本開支	Capital expenditure	224,646	681,150	118,409	240,709	534,956	63,752	1,673	—	1,865,295
折舊及攤銷	Depreciation and amortisation	80,874	326,259	118,462	434,139	92,106	8,513	16,221	—	1,076,574
已確認之減值虧損	Impairment loss recognised	—	—	—	16,919	—	—	—	—	16,919

主要申報規格 — 按業務劃分(續)　　Primary reporting format — business segments (continued)

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$000	零售 Retail 港幣千元 HK$000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$000	飲品 Beverage 港幣千元 HK$000	紡織 Textile 港幣千元 HK$000	物業 Property 港幣千元 HK$000	投資及其他業務 Investments and Others 港幣千元 HK$000	對銷 Elimination 港幣千元 HK$000	總計 Total 港幣千元 HK$000
截至二零零二年十二月三十一日止年度(重列)	**For the year ended 31 December 2002 (Restated)**									
收益	**REVENUE**									
對外銷售	External sales	10,500,763	6,498,970	4,768,241	3,738,119	2,521,527	275,957	518,442	—	28,822,019
業務間銷售	Inter-segment sales	—	28,777	35,133	—	—	81,333	—	(145,243)	—
		10,500,763	6,527,747	4,803,374	3,738,119	2,521,527	357,290	518,442	(145,243)	28,822,019
其他收益	Other revenue	29,136	59,052	40,493	33,522	53,481	7,133	81,723	—	304,540
		10,529,899	6,586,799	4,843,867	3,771,641	2,575,008	364,423	600,165	(145,243)	29,126,559
分類業績	**Segment result**	327,052	188,111	402,909	346,810	203,697	198,528	62,763	—	1,729,870
未經分攤之公司支出	Unallocated corporate expenses									(63,583)
利息收入	Interest income									140,311
經營溢利	Profit from operations									1,806,598
財務成本	Finance costs									(312,246)
應佔聯營公司業績淨額	Share of net results of associates	6,660	(704)	40,090	—	9,961	—	337,732	—	393,739
稅項	Taxation									(278,889)
除稅後溢利	**Profit after taxation**									1,609,202
於二零零二年十二月三十一日(重列)	**As at 31 December 2002 (Restated)**									
資產	**ASSETS**									
分類資產	Segment assets	3,436,270	4,528,565	2,897,675	6,573,256	2,398,790	4,827,988	401,202	—	25,063,746
於聯營公司之權益	Interests in associates	239,361	220,685	469,085	—	120,419	—	1,045,023	—	2,094,573
遞延稅項資產	Deferred taxation assets									90,169
可退回稅項	Taxation recoverable									23,981
未經分攤之公司資產	Unallocated corporate assets									897,515
綜合資產總值	**Consolidated total assets**									28,169,984
負債	**LIABILITIES**									
分類負債	Segment liabilities	1,395,178	2,647,641	659,525	2,762,400	813,355	202,131	58,009	—	8,538,239
稅項負債	Taxation liabilities									477,584
未經分攤之公司負債	Unallocated corporate liabilities									2,925,328
綜合負債總值	**Consolidated total liabilities**									11,941,151
其他資料	**OTHER INFORMATION**									
資本開支	Capital expenditure	73,339	682,439	69,324	232,374	147,575	3,091	24,584	—	1,232,726
折舊及攤銷	Depreciation and amortisation	77,435	196,290	119,703	375,798	58,847	17,961	52,105	—	898,139
已確認之減值虧損	Impairment loss recognised	—	1,068	—	12,000	—	—	—	—	13,068
投資物業重估虧絀	Revaluation deficit of investment properties	—	—	—	—	—	57,410	—	—	57,410

物流業務從物業重新分類至零售業務。

The logistics business has been reclassified under Retail segment from Property segment.

三. 營業額及分類資料（續） 3. Turnover and Segment Information (continued)

次要申報規格 — 按地區劃分 Secondary reporting format — geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零三年十二月三十一日止年度	**For the year ended 31 December 2003**				
分類收益	**Segment revenue**				
營業額	Turnover	15,037,007	16,463,349	3,154,816	34,655,172
其他收益	Other revenue	114,705	168,713	6,750	290,168
		15,151,712	16,632,062	3,161,566	34,945,340
於二零零三年十二月三十一日	**As at 31 December 2003**				
分類資產	Segment assets	10,282,918	16,866,176	1,484,377	28,633,471
添置固定／無形資產	Additions to fixed/ intangible assets	263,015	1,542,131	60,149	1,865,295
截至二零零二年十二月三十一日止年度（重列）	**For the year ended 31 December 2002 (Restated)**				
分類收益	**Segment revenue**				
營業額	Turnover	14,423,234	12,227,194	2,171,591	28,822,019
其他收益	Other revenue	188,673	112,333	3,534	304,540
		14,611,907	12,339,527	2,175,125	29,126,559
於二零零二年十二月三十一日（重列）	**As at 31 December 2002 (Restated)**				
分類資產	Segment assets	11,126,854	13,027,202	909,690	25,063,746
添置固定資產	Additions to fixed assets	186,822	1,013,255	32,649	1,232,726

四. 其他收益　4. Other Revenue

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
其他收益包括下列各項：	Other revenue includes the following:		
來自非上市其他投資之股息	Dividends from unlisted other investments	**8,507**	14,525
利息收入	Interest income	**68,761**	140,311
出售聯營公司所得溢利	Profit on disposal of associates	**1,220**	—
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**4,941**	474
出售固定資產所得溢利	Profit on disposal of fixed assets	**20,137**	17,628
所確認之負商譽	Negative goodwill recognised	**13,079**	9,627

五. 財務成本　5. Finance Costs

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
融資租約利息	Interest on finance leases	**2,379**	2,402
銀行貸款及其他貸款利息須於五年內悉數償還	Interest on bank loans and other loans wholly repayable within five years	**205,182**	284,692
其他貸款利息不須於五年內悉數償還	Interest on other loans not wholly repayable within five years	**6,599**	—
融資支出	Financing charges	**12,063**	26,786
		226,223	313,880
減：撥充資本款項	Less: Amounts capitalised	**(762)**	(1,634)
		225,461	312,246

六. 除税前溢利

6. Profit Before Taxation

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
除税前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
核數師酬金	Auditors' remuneration	**13,385**	14,161
員工成本(包括董事酬金)	Staff costs (including directors' emoluments)	**2,180,167**	1,726,840
折舊	Depreciation		
— 自置資產	— Owned assets	**973,630**	814,771
— 按融資租約持有之資產	— Assets held under finance leases	**5,045**	5,078
無形資產攤銷	Amortisation of intangible assets		
— 商譽(包括在一般及行政費用內)	— Goodwill (included in general and administrative expenses)	**87,257**	65,443
— 商譽以外之無形資產	— Intangible assets other than goodwill	**10,642**	12,847
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**16,919**	13,068
土地及樓宇之營業租約費用	Operating leases charges on land and buildings	**794,378**	560,859
並已計入：	**And after crediting:**		
租金收入總額	Gross rental income	**208,911**	198,114
減：有關支出	Less: Related out-goings	**(14,721)**	(10,288)
租金收入淨額	Net rental income	**194,190**	187,826

七. 董事酬金　7. Directors' Emoluments

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
袍金	Fees	**1,000**	1,010
基本薪金及津貼	Basic salaries and allowances	**15,656**	16,710
公積金供款	Provident fund contributions	**1,334**	1,456
已付花紅	Bonus paid	**510**	1,017
行使購股權得益*	Benefit from share options exercised*	**—**	21,069
		18,500	41,262

* 該款項不在損益表中扣除

* The amount was not charged to the profit and loss account.

全體董事之酬金總額介乎下列幅度：

The total emoluments of all directors were within the following bands:

		董事人數 No. of directors	
		二零零三年	二零零二年
港幣元	HK$	**2003**	2002
無－1,000,000	Nil–1,000,000	**9**	7
1,000,001－1,500,000	1,000,001–1,500,000	**2**	3
1,500,001－2,000,000	1,500,001–2,000,000	**3**	1
2,000,001－2,500,000	2,000,001–2,500,000	**2**	2
2,500,001－3,000,000	2,500,001–3,000,000	**—**	1
3,000,001－3,500,000	3,000,001–3,500,000	**1**	1
8,000,001－8,500,000	8,000,001–8,500,000	**—**	1
15,000,001－15,500,000	15,000,001–15,500,000	**—**	1

上文所列包括支付予獨立非執行董事之董事袍金共港幣400,000元（二零零二年：港幣360,000元）。

The directors' fees paid to independent non-executive directors included above amounted to HK$400,000 (2002: HK$360,000).

八. 五位最高薪僱員

年內五位最高薪僱員包括四位(二零零二年：三位)董事，詳情已載於上文附註七。其餘一位(二零零二年：兩位)最高薪僱員所獲支付之酬金詳情如下：

8. Five Highest Paid Employees

The five highest paid employees during the year included four (2002: three) directors, details of whose remunerations are set out in note 7 above. The details of the remunerations paid to the other one (2002: two) highest paid employee are as follows:

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
基本薪金及津貼	Basic salaries and allowances	**1,156**	3,227
公積金供款	Provident fund contributions	**8**	333
已付花紅	Bonus paid	**1,622**	2,704
		2,786	6,264

此一位(二零零二年：兩位)最高薪僱員之薪酬介乎下列幅度：

The emoluments of this one (2002: two) highest paid individuals were within the following bands:

		人數 No. of persons	
港幣元	HK$	二零零三年 **2003**	二零零二年 2002
2,500,001 — 3,000,000	2,500,001–3,000,000	**1**	1
3,500,001 — 4,000,000	3,500,001–4,000,000	**—**	1

九. 職員公積金

9. Staff Provident Fund

甲 香港

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該等計劃之資產與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百份比計算，而離職員工無權享有之任何沒收供款則用以減低本集團之供款。

A Hong Kong

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in an independently administered fund. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
本集團對職員公積金之供款	Group contributions to staff provident fund	**36,220**	32,819
已動用之沒收供款	Forfeited contributions utilised	**(1,501)**	(3,264)
計入綜合損益表之款項	Amount charged to consolidated profit and loss account	**34,719**	29,555
尚未動用之沒收供款	Un-utilised forfeited contributions	**251**	208

乙 中國內地

本集團在中國內地的僱員均屬於內地有關地方政府經營的國家管理退休福利計劃的成員。本集團須向該計劃支付工資特定百分比的供款，作為福利資金。本集團在此等計劃的唯一責任便是支付特定供款。

為上述的中國內地退休計劃而在綜合損益表中扣除的總成本約達港幣142,595,000(二零零二年：港幣99,008,000元)。

B Chinese Mainland

The employees of the Group in the Chinese Mainland are members of state-managed retirement benefit schemes operated by the respective local government in the Chinese Mainland. The Group is required to contribute a specified percentage of payroll costs to the schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The total cost charged to the consolidated profit and loss account in respect of the above-mentioned schemes in the Chinese Mainland amounted to approximately HK$142,595,000 (2002: HK$99,008,000).

十. 税項　10. Taxation

		二零零三年 港幣千元 2003 HK$'000	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
本年度税項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**137,063**	145,007
聯營公司	Associates	**21,698**	49,114
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**114,311**	95,164
聯營公司	Associates	**21,649**	14,859
海外	**Overseas**		
附屬公司	Subsidiaries	**9,385**	12,959
		304,106	317,103
遞延税項	**Deferred taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**(36,584)**	(7,237)
聯營公司	Associates	**34,043**	(7,782)
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**(46,568)**	32,996
		254,997	335,080

香港利得税乃根據本年度之估計應課税溢利按税率17.5%(二零零二年：16%)計算。二零零三年，政府將二零零三／二零零四年財政年度的利得税由16%提高至17.5%。中國內地附屬公司及聯營公司之有關税務法例按估計應課税溢利撥備。海外税項按各司法權區之適用税率計算。

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the year. In 2003, the government enacted a change in profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

十. 稅項（續）

本集團按照經修訂之會計實務準則第十二號《收益稅》（經修訂）的規定追溯遞延稅項賬目，而先前報告中之比較數字已重新編列。對二零零二年十二月三十一日之綜合資產負債表所作之調整如下：

10. Taxation (continued)

The change in accounting policy in accordance with the SSAP No. 12 "Income taxes" (revised) to account for deferred taxation has been applied retrospectively and the comparative amounts previously reported have been restated accordingly. The adjustments to the consolidated balance sheet at 31 December 2002 are as follows:

		港幣千元 HK$'000
無形資產減少	Decrease in intangible assets	(46,498)
於聯營公司之權益減少	Decrease in interests in associates	(37,888)
遞延稅項資產增加	Increase in deferred taxation assets	90,169
貿易及其他應收款項減少	Decrease in trade and other receivables	(1,168)
遞延稅項負債增加	Increase in deferred taxation liabilities	(325,771)
少數股東權益增加	Increase in minority interests	(26,801)
儲備減少	Decrease in reserves	(347,957)

截至二零零二年十二月三十一日止年度之綜合股東應佔溢利因而增加港幣1,988,000元。

The consolidated profit attributable to shareholders for the year ended 31 December 2002 has been increased by HK$1,988,000.

十. 稅項(續)

本集團有關除稅前溢利之稅項與假若採用香港利得稅稅率計算之理論稅額之差額如下：

10. Taxation (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong Profits Tax rate as follows:

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
除稅前溢利(應佔一間共同控制實體及聯營公司之溢利除外)	Profit before taxation (excluding share of profits of a jointly controlled entity and associates)	**1,311,443**	1,494,352
按稅率17.5%(二零零二年：16%)計算之稅項	Calculated at a taxation rate of 17.5% (2002:16%)	**229,502**	239,096
其他司法管轄權區不同稅率之影響	Effect of different taxation rates in other jurisdictions	**29,915**	58,465
無須課稅之收入	Income not subject to taxation	**(103,137)**	(75,379)
不可扣稅之支出	Expenses not deductible for taxation purposes	**46,683**	56,506
使用早前未有確認之稅損	Utilisation of previously unrecognised tax losses	**(28,675)**	(14,698)
稅率提高產生之期初遞延稅項負債淨額之增加	Increase in opening net deferred taxation liabilities resulting from an increase in tax rate	**26,223**	—
未有確認之稅損	Tax losses not recognised	**45,446**	47,230
溢利公司豁免稅項	Income earning companies exempted from taxation	**(68,350)**	(32,331)
		177,607	278,889
應佔聯營公司稅項	Share of taxation of associates	**77,390**	56,191
稅項支出	Taxation charge	**254,997**	335,080

十一. 股息 11. Dividends

		二零零三年 港幣千元 **2003 HK$'000**	二零零二年 港幣千元 2002 HK$'000
因配發股份及行使購股權而於去年額外派付的末期股息	Additional final dividend paid for the previous year as a result of share allotment and exercise of share option	**—**	5,798
二零零二年的已派特別中期股息每股普通股港幣0.25元	2002 special interim dividend paid of HK$0.25 per ordinary share	**—**	518,142
以實物分派一間附屬公司股份的特別股息	Special distribution in specie of shares of a subsidiary	**1,050,502**	—
二零零三年的已派中期股息每股普通股港幣0.10元(二零零二年：港幣0.09元)	2003 interim dividend paid of HK$0.10 (2002: HK$0.09) per ordinary share	**208,297**	187,218
二零零三年的擬派末期股息每股普通股港幣0.14元(二零零二年：港幣0.13元)	2003 proposed final dividend of HK$0.14 (2002: HK$0.13) per ordinary share	**294,242**	270,453
		1,553,041	981,611

誠如附註三十四乙所披露，本公司於二零零三年作出的特別分派，即為本公司就華潤水泥控股有限公司(「華潤水泥」)分拆一事向於二零零三年七月十五日名列本公司股東名冊的股東，按每持有十股本公司普通股股份可獲分派一股普通股華潤水泥股份的比例，以實物分派股息。

The special distribution in 2003 represented a distribution in specie of one ordinary share in China Resources Cement Holdings Limited ("CR Cement") for every ten ordinary shares of the Company distributed to the shareholders of the Company on the register of members of the Company on 15 July 2003 in connection with the spin-off of CR Cement as disclosed in note 34B.

十一. 股息（續） / 11. Dividends (continued)

在本公司於二零零四年四月七日舉行的會議上，董事擬派末期股息每股普通股港幣0.14元（二零零二年：港幣0.13元）。擬派股息乃按本公司於舉行董事會會議當日的普通股股數計算，該等股息並無於該等財務報告內確認為負債。因此，本年度財務報表所反映本公司派付的股息總額已包括二零零二年度末期股息，為港幣1,529,252,000元（二零零二年：港幣912,713,000元）。

At the meeting held on 7 April 2004 the directors proposed final dividend of HK$0.14 (2002: HK$0.13) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. Therefore, the total dividends paid by the Company, including the final dividend for the year 2002, amounting to HK$1,529,252,000 (2002: HK$912,713,000) are reflected in the current year financial statements.

十二. 每股盈利 / 12. Earnings Per Share

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic earnings per share	**1,455,177**	1,404,933
因行使可換股債券而節省之利息	Interest saving on exercise of convertible bonds	**70,484**	69,561
用以計算每股攤薄盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating diluted earnings per share	**1,525,661**	1,474,494

十二。每股盈利（續） 12. Earnings Per Share (continued)

		二零零三年 2003	二零零二年 2002
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,082,171,453**	2,070,867,429
可能對普通股構成之攤薄影響：	Effect of dilutive potential ordinary shares:		
— 購股權	— Share options	**12,896,662**	12,236,759
— 可換股債券	— Convertible bonds	**119,595,400**	119,595,400
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,214,663,515**	2,202,699,588

十三. 固定資產　13. Fixed Assets

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	機器設備 Plant and machinery 港幣千元 HK$'000	船隻 Vessels 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
本集團	**The Group**						
成本或估值	Cost or valuation						
於二零零三年一月一日	At 1 January 2003	2,813,290	5,598,618	5,304,308	932,806	2,821,162	17,470,184
滙兑差額	Exchange difference	—	(643)	—	(4,105)	(242)	(4,990)
收購附屬公司／業務時轉入	Relating to acquisition of subsidiaries/business	3,000	332,251	949,269	90,115	418,247	1,792,882
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(269,736)	(145,820)	—	(67,165)	(482,721)
添置	Additions	60,098	158,832	322,932	30,117	1,216,236	1,788,215
出售	Disposals	(6,300)	(48,770)	(49,106)	(10,168)	(157,059)	(271,403)
轉撥至待售物業	Transfer to properties held for sale	—	(2,135)	—	—	—	(2,135)
重新分類	Reclassifications	540,656	(365,668)	201,591	—	(376,579)	—
重估調整	Adjustment on valuation	(78,221)	—	—	—	—	(78,221)
於二零零三年十二月三十一日	At 31 December 2003	3,332,523	5,402,749	6,583,174	1,038,765	3,854,600	20,211,811
累計折舊及減值	Accumulated depreciation and impairment						
於二零零三年一月一日	At 1 January 2003	—	956,345	1,843,226	344,315	906,216	4,050,102
滙兑差額	Exchange difference	—	(297)	(2)	(1,573)	(89)	(1,961)
收購附屬公司／業務時轉入	Relating to acquisition of subsidiaries/business	—	105,608	542,188	34,023	153,037	834,856
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(31,929)	(104,781)	—	(55,561)	(192,271)
本年度折舊	Charge for the year	—	162,855	461,598	72,143	282,079	978,675
出售撥回	Written back on disposals	—	(40,092)	(36,841)	(5,565)	(122,659)	(205,157)
重新分類	Reclassifications	89,794	(90,844)	16,677	—	(15,627)	—
轉撥至待售物業	Transfer to properties held for sale	—	(32)	—	—	—	(32)
已確認之減值虧損	Impairment loss recognised	—	2,242	14,677	—	—	16,919
重估調整	Adjustment on valuation	(89,794)	—	—	—	—	(89,794)
於二零零三年十二月三十一日	At 31 December 2003	—	1,063,856	2,736,742	443,343	1,147,396	5,391,337
賬面淨值	Net book values						
於二零零三年十二月三十一日	At 31 December 2003	3,332,523	4,338,893	3,846,432	595,422	2,707,204	14,820,474
於二零零二年十二月三十一日	At 31 December 2002	2,813,290	4,642,273	3,461,082	588,491	1,914,946	13,420,082
按下列方式列賬之資產：	Representing assets stated:						
按成本	At cost	—	5,402,749	6,583,174	1,038,765	3,854,600	16,879,288
按二零零三年專業估值	At 2003 professional valuation	3,332,523	—	—	—	—	3,332,523
		3,332,523	5,402,749	6,583,174	1,038,765	3,854,600	20,211,811

十三. 固定資產(續) 13. Fixed Assets (continued)

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
本公司	**The Company**				
成本或估值	Cost or valuation				
於二零零三年一月一日	At 1 January 2003	50,700	1,823	21,600	74,123
添置	Additions	—	—	656	656
出售	Disposals	—	—	(1,308)	(1,308)
於二零零三年十二月三十一日	At 31 December 2003	50,700	1,823	20,948	73,471
累計折舊	Accumulated depreciation				
於二零零三年一月一日	At 1 January 2003	—	284	11,411	11,695
本年度折舊	Charge for the year	—	41	3,378	3,419
出售撥回	Written back on disposals	—	—	(1,051)	(1,051)
於二零零三年十二月三十一日	At 31 December 2003	—	325	13,738	14,063
賬面淨值	Net book values				
於二零零三年十二月三十一日	At 31 December 2003	50,700	1,498	7,210	59,408
於二零零二年十二月三十一日	At 31 December 2002	50,700	1,539	10,189	62,428
按下列方式列賬之資產：	Representing assets stated:				
按成本	At cost	—	1,823	20,948	22,771
按二零零三年專業估值	At 2003 professional valuation	50,700	—	—	50,700
		50,700	1,823	20,948	73,471

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
物業權益之賬面淨值包括：	Net book values of the property interests comprise:		
本集團	**The Group**		
香港	**Hong Kong**		
按長期契約持有之物業	Properties held on long lease	**2,854,735**	2,806,162
按中期契約持有之物業	Properties held on medium-term lease	**2,014,771**	2,284,073
按短期契約持有之物業	Properties held on short lease	**15,839**	7,350
中國內地	**Chinese Mainland**		
按長期契約持有之物業	Properties held on long lease	**117,241**	52,407
按中期契約持有之物業	Properties held on medium-term lease	**2,551,196**	2,190,800
按短期契約持有之物業	Properties held on short lease	**47,463**	60,702
海外	**Overseas**		
按中期契約持有之物業	Properties held on medium-term lease	**23,368**	—
按短期契約持有之物業	Properties held on short lease	**46,803**	54,069
		7,671,416	7,455,563
本公司	**The Company**		
香港	**Hong Kong**		
按中期契約持有之物業	Properties held on medium-term lease	**50,700**	50,700
中國內地	**Chinese Mainland**		
按中期契約持有之物業	Properties held on medium-term lease	**1,498**	1,539
		52,198	52,239

十三. 固定資產(續)

甲 投資物業已由本集團物業部副總經理兼特許測量師關博文先生按二零零三年十二月三十一日之公開市值基準作出估值。

乙 本集團按融資租約持有之固定資產於二零零三年十二月三十一日之賬面淨值達港幣19,631,000元(二零零二年：港幣24,999,000元)。

丙 賬面淨值為港幣357,776,000元(二零零二年：港幣466,414,000元)之固定資產已質押作為港幣256,658,000元之短期貸款(二零零二年：港幣370,643,000元)及港幣56,400,000元(二零零二年：無)之長期貸款之抵押品。

丁 其他固定資產主要包括租賃物業裝修、冷倉設備、傢俬及設備、汽車及在建工程。

13. Fixed Assets (continued)

A The investment properties have been valued at 31 December 2003 by Mr. Kwan Pok Man, Daniel, Chartered Surveyor, the deputy general manager of the Group's Property Division, on an open market value basis.

B The net book values of fixed assets held under finance leases of the Group at 31 December 2003 amounted to HK$19,631,000 (2002: HK$24,999,000).

C Fixed assets with net book value of HK$357,776,000 (2002: HK$466,414,000) are pledged for short term loans in the sum of HK$256,658,000 (2002: HK$370,643,000) and long term loans in the sum of HK$56,400,000 (2002: Nil).

D Other fixed assets mainly comprise leasehold improvements, cold storage facilities, furniture and equipment, motor vehicles and construction in progress.

十四. 無形資產　14. Intangible Assets

		購入商譽 Purchased goodwill 港幣千元 HK$'000	負商譽 Negative goodwill 港幣千元 HK$'000	商標 Brand names 港幣千元 HK$'000	專利權使用費 Patent royalty 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
本集團	**The Group**						
成本	Cost						
於二零零三年一月一日	At 1 January 2003						
前期所報	As previously reported	1,381,353	(216,117)	180,919	—	21,776	1,367,931
遞延税項資產準備	Provision for deferred taxation assets	(49,317)	—	—	—	—	(49,317)
重列	As restated	1,332,036	(216,117)	180,919	—	21,776	1,318,614
收購附屬公司/業務	Acquisition of subsidiaries/business	189,257	(19,922)	—	—	—	169,335
增持附屬公司股權	Increase in equity interest in subsidiaries	70,554	—	—	—	—	70,554
添置	Additions	—	—	1,880	75,200	—	77,080
從一間聯營公司之權益轉撥	Transfer from interest in an associate	157,080	—	—	—	—	157,080
於二零零三年十二月三十一日	At 31 December 2003	1,748,927	(236,039)	182,799	75,200	21,776	1,792,663
累計攤銷	Accumulated amortisation						
於二零零三年一月一日	At 1 January 2003						
前期所報	As previously reported	105,040	(9,627)	45,598	—	19,825	160,836
遞延税項資產準備	Provision for deferred taxation assets	(2,819)	—	—	—	—	(2,819)
重列	As restated	102,221	(9,627)	45,598	—	19,825	158,017
收購附屬公司/業務	Acquisition of subsidiaries/business	1,565	—	—	—	—	1,565
本年度攤銷	Charge for the year	87,257	(13,079)	10,246	—	396	84,820
於二零零三年十二月三十一日	At 31 December 2003	191,043	(22,706)	55,844	—	20,221	244,402
賬面淨值	Net book values						
於二零零三年十二月三十一日	At 31 December 2003	1,557,884	(213,333)	126,955	75,200	1,555	1,548,261
於二零零二年十二月三十一日 (重列)	At 31 December 2002 (Restated)	1,229,815	(206,490)	135,321	—	1,951	1,160,597

購入商譽乃根據其估計可用年限七至二十年攤銷。負商譽會以直線法,在所購入並可計提折舊之資產之餘下加權平均可用年期,即十五至十九年內調撥為收入。

The purchased goodwill is amortised over the estimated useful lives of 7 to 20 years. The negative goodwill is released to income on a straight-line basis of 15 to 19 years, the remaining weighted average useful life of the depreciable assets acquired.

十五. 於附屬公司之權益　15. Interests in Subsidiaries

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
本公司	**The Company**		
非上市股份，成本值	Unlisted shares, at cost	**9,287,265**	9,009,222
應收附屬公司款項	Amounts due from subsidiaries	**4,404,428**	5,861,040
		13,691,693	14,870,262

於二零零三年十二月三十一日之主要附屬公司詳情刊載於第128頁至第136頁。

Particulars of the principal subsidiaries at 31 December 2003 are set out on pages 128 to 136.

十六. 於聯營公司之權益　16. Interests in Associates

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
非上市	Unlisted		
應佔（負債）／資產淨值	Share of net (liabilities)/assets	**(238,997)**	603,157
來自收購聯營公司之商譽	Goodwill on acquisition of associates	**1,021**	165,044
應收聯營公司款項	Amounts due from associates	**2,053,965**	1,326,372
		1,815,989	2,094,573

甲　年內，本集團增購一間聯營公司股本權益，故該聯營公司已成為一間附屬公司。因此，收購該公司產生的商譽港幣157,080,000元已轉撥至無形資產。

A　During the year, the Group purchased additional equity interest of an associate which in turn became a subsidiary. As a result, the goodwill on acquisition of this company of HK$157,080,000 was transferred to intangible assets.

乙　於二零零三年十二月三十一日之主要聯營公司詳情刊載於第128頁至第136頁。

B　Particulars of the principal associates at 31 December 2003 are set out on pages 128 to 136.

十七. 其他投資 17. Other Investments

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	**9,614**	11,349
中國內地非上市股份，成本值	Unlisted shares in the Chinese Mainland, at cost	**152,563**	109,052
注入有限責任合夥商號之資本	Capital contribution to a limited partnership	**—**	53,733
應收所投資公司款項	Amounts due from investee companies	**2,603**	5,006
		164,780	179,140

十八. 預付款項 18. Prepayments

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
預付儲油服務費 — 於一月一日	Tank storage service fees prepaid — at 1 January	**388,800**	410,400
減：於年度內確認之款項	Less: Amount recognised during the year	**(21,600)**	(21,600)
		367,200	388,800
購買一間附屬公司之訂金款項	Deposit payment for purchase of a subsidiary	**112,800**	—
於十二月三十一日之結餘	Balance at 31 December	**480,000**	388,800
將於一年內動用之部份	Portion to be utilised within one year	**21,600**	21,600
將於一年後動用之部份	Portion to be utilised after one year	**458,400**	367,200
於十二月三十一日之結餘	Balance at 31 December	**480,000**	388,800

十八. 預付款項(續) 18. Prepayments (continued)

根據與一間控股公司及母公司集團之一間附屬公司所訂立之儲油協議(「該協議」),確認之款項可用作對銷根據該協議須於年內支付之部份儲油服務費。

Pursuant to the tank storage agreements (the "Agreement") entered into with a holding company and a fellow subsidiary, the recognised amount can be applied to set off portion of the total tank storage service fees payable during the year under the Agreement.

十九. 存貨 19. Stocks

		本集團 The Group		本公司 The Company	
		二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000
待售物業	Properties held for sale	**165,635**	193,171	—	3,000
原材料	Raw materials	**757,266**	556,015	—	—
易耗品及包裝材料	Consumables and packing materials	**638,164**	551,768	—	—
在製品	Work-in-progress	**177,125**	126,522	—	—
製成品	Finished goods	**2,565,633**	1,959,321	—	—
		4,303,823	3,386,797	—	3,000

於二零零三年十二月三十一日,以可變現淨值列賬之製成品為港幣95,188,000元(二零零二年:港幣25,735,000元)。

At 31 December 2003, the carrying amount of finished goods that are carried at net realisable value amounted to HK$95,188,000 (2002: HK$25,735,000).

二十. 貿易及其他應收款項　20. Trade and Other Receivables

		本集團 The Group		本公司 The Company	
		二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000
應收貿易賬款	Trade receivables	**1,947,430**	1,923,404	**—**	—
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments	**2,180,123**	1,519,628	**10,569**	8,279
應收附屬公司款項	Amounts due from subsidiaries	**—**	—	**137,904**	61,611
應收聯營公司款項	Amounts due from associates	**64,569**	58,361	**23**	20,943
		4,192,122	3,501,393	**148,496**	90,833

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

甲　貨到付款；及

A　cash upon delivery and

乙　六十天賒賬

B　open credit within 60 days

於結算日之應收貿易賬款之賬齡分析如下：

The following is the aging analysis of trade receivables at the reporting date:

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
0－30天	0–30 days	**1,421,779**	1,458,840
31－60天	31–60 days	**218,127**	184,261
61－90天	61–90 days	**76,522**	68,098
>90天	> 90 days	**231,002**	212,205
		1,947,430	1,923,404

二十一. 貿易及其他應付款項 21. Trade and Other Payables

		本集團 The Group		本公司 The Company	
		二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000
應付貿易賬款	Trade payables	**3,835,159**	3,060,627	**—**	—
其他應付款項及應計費用	Other payables and accruals	**2,954,528**	2,816,151	**31,364**	6,248
撥備(附註二十二)	Provisions (note 22)	**109,944**	133,375	**—**	—
應付附屬公司款項	Amounts due to subsidiaries	**—**	—	**153,457**	67,274
應付聯營公司款項	Amounts due to associates	**14,617**	24,453	**—**	—
		6,914,248	6,034,606	**184,821**	73,522

於結算日之應付貿易賬款之賬齡分析如下：

The following is an aging analysis of trade payables at the balance sheet date:

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
0－30天	0–30 days	**2,277,059**	1,557,093
31－60天	31–60 days	**506,369**	559,881
61－90天	61–90 days	**746,429**	638,491
> 90天	> 90 days	**305,302**	305,162
		3,835,159	3,060,627

二十二. 撥備　22. Provisions

		港幣千元 HK$'000
本集團	**The Group**	
於二零零三年一月一日	At 1 January 2003	133,375
年內動用撥備	Utilisation during the year	(23,431)
於二零零三年十二月三十一日	At 31 December 2003	109,944

有關撥備乃為以往年度所收購業務進行重組而作出。此等撥備將根據收購該等業務時之重組計劃而動用。

The amounts represent provisions for restructuring activities for operations acquired in previous years. These provisions were utilised in accordance with the restructuring plans adopted when such operations were acquired.

二十三. 短期貸款　23. Short Term Loans

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
長期融資租約承擔之即期部份	Current portion of long term obligations under finance leases	**8,138**	11,092
短期銀行貸款、信託收據及透支	Short term bank loans, trust receipts and overdrafts		
有抵押	Secured	**265,833**	608,769
無抵押	Unsecured	**2,184,522**	1,658,593
		2,458,493	2,278,454

二十四. 長期負債 24. Long Term Liabilities

		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
須於五年內償還之抵押銀行貸款	Secured bank loans repayable within 5 years	**56,400**	—
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	**2,012,703**	1,077,729
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	**1,976,204**	1,916,399
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	**20,743**	23,977
毋須於五年內悉數償還之其他無抵押貸款	Other unsecured loans not wholly repayable within 5 years	**126,291**	141,942
毋須於五年內悉數償還之融資租約承擔	Obligations under finance leases not wholly repayable within 5 years	**512**	1,552
		4,192,853	3,161,599
列於流動負債之即期部份	Current portion included in current liabilities	**(8,138)**	(11,092)
		4,184,715	3,150,507

二十四. 長期負債(續)　24. Long Term Liabilities (continued)

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
長期負債之非即期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:		
銀行貸款	**Bank loans**		
一年以上至兩年內	After 1 years, but within 2 years	**64,860**	—
兩年以上至五年內	After 2 years, but within 5 years	**2,004,243**	1,077,729
其他貸款	**Other loans**		
一年以上至兩年內	After 1 year, but within 2 years	**14,789**	19,308
兩年以上至五年內	After 2 years, but within 5 years	**2,019,483**	1,952,394
五年後	After 5 years	**68,223**	86,639
融資租約承擔	**Obligations under finance leases**		
一年以上至兩年內	After 1 year, but within 2 years	**6,847**	4,727
兩年以上至五年內	After 2 years, but within 5 years	**5,758**	8,158
五年後	After 5 years	**512**	1,552
		4,184,715	3,150,507

二十四. 長期負債(續)

甲 須於五年內償還之其他無抵押貸款包括本集團於二零零一年五月三十日發行之230,000,000美元於二零零六年到期之無抵押可換股債券。該等債券可由二零零一年七月十一日起至二零零六年五月十七日(首尾兩天包括在內)期間,按每股作價港幣15元之兑換價換為本公司股份。該等債券如無贖回、轉換或購買及註銷,將於二零零六年五月三十一日按其本金額之121.78%贖回。若本公司股份於連續三十個交易日期間之每一天在聯交所之收市價均不少於有效兑換價之130%,或債券本金額最少有90%已轉換或購買及註銷,則本集團可於二零零四年六月一日或之後隨時全數贖回。

乙 根據本集團須於五年內償還之無抵押銀行貸款之協議條款,控股公司華潤(集團)有限公司(「華潤集團」)按規定須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論為直接或透過其附屬公司間接持有有關權益)。

24. Long Term Liabilities (continued)

A Other unsecured loans repayable within five years include US$230,000,000 unsecured convertible bonds due 2006 issued by the Group on 30 May 2001. The bonds are exchangeable for shares of the Company at a conversion price of HK$15.00 per share during the period from 11 July 2001 to 17 May 2006 inclusive. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed at 121.78% of their principal amount on 31 May 2006. The bonds may be redeemed in whole by the Group at any time on or after 1 June 2004 if the closing price of the shares of the Company on the Stock Exchange for each dealing day during the period of 30 consecutive dealing days have been at least 130% of the conversion price in effect on each such dealing day or at least 90% in principal amount of the bonds have already been converted or purchased and cancelled.

B Under the terms of the agreements of the Group's unsecured bank loans repayable within five years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

二十五. 遞延稅項

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前如下):

25. Deferred Taxation

The movement in deferred taxation assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) recognised during the year is as follows:

		加速稅項折舊 Accelerated tax depreciation	
		二零零三年 港幣千元 **2003** **HK$'000**	二零零二年 港幣千元 2002 HK$'000
本集團	**The Group**		
遞延稅項負債	Deferred taxation liabilities		
於一月一日	At 1 January	**362,477**	366,595
在綜合損益表記賬	Credited to consolidated profit and loss account	**(64,856)**	(7,525)
稅率轉變	Change in tax rate	**26,223**	—
收購附屬公司	Acquisition of subsidiaries	**17,936**	3,399
出售附屬公司	Disposal of subsidiaries	**(43,366)**	—
滙兌差額	Exchange difference	**—**	8
於十二月三十一日	At 31 December	**298,414**	362,477

		稅損 Tax losses		其他 Others		總計 Total	
		二零零三年 **2003** 港幣千元 **HK$'000**	二零零二年 2002 港幣千元 HK$'000	二零零三年 **2003** 港幣千元 **HK$'000**	二零零二年 2002 港幣千元 HK$'000	二零零三年 **2003** 港幣千元 **HK$'000**	二零零二年 2002 港幣千元 HK$'000
本集團	**The Group**						
遞延稅項資產	Deferred taxation assets						
於一月一日	At 1 January	**20,964**	32,489	**69,205**	53,841	**90,169**	86,330
在綜合損益表(扣除)/記賬	(Charged)/credited to consolidated profit and loss account	**53,083**	(18,856)	**(9,251)**	(14,428)	**43,832**	(33,284)
稅率轉變	Change in tax rate	**687**	—	**—**	—	**687**	—
收購附屬公司	Acquisition of subsidiaries	**1,559**	7,331	**6,161**	30,616	**7,720**	37,947
在權益扣除	Credited to equity	**—**	—	**(1,029)**	(824)	**(1,029)**	(824)
於十二月三十一日	At 31 December	**76,293**	20,964	**65,086**	69,205	**141,379**	90,169

二十五. 遞延稅項(續)

遞延稅項資產以相關的稅務利益肯定可從未來應課稅盈利變現為上限，為稅務虧損結轉而確認。於二零零三年十二月三十一日，本集團未確認之稅項資產有港幣97,941,000元(二零零二年：港幣89,410,000元)，而本集團未能確定可否動用該筆款項與未來的應課稅盈利對銷。

本公司之遞延稅項負債是指投資物業、土地及樓宇以及其他資產的加速稅項折舊。

25. Deferred Taxation (continued)

Deferred taxation assets are recognised for tax loss carry forwards to the extend that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2003, the Group has unrecognised taxation assets of HK$97,941,000 (2002: HK$89,410,000) arising from tax losses which is uncertain as to whether it can be utilised to set off against future taxable income.

The Company's deferred taxation liabilities relates to the accelerated tax depreciation of its investment property, land and building and other assets.

二十六. 少數股東權益

少數股東權益包括有關少數股東墊付予附屬公司之款項港幣321,723,000 元(二零零二年：港幣239,741,000元)，該等款項乃被視為該等少數股東就該等附屬公司之營運作出之注資額(連同繳足股本)之一部份。

26. Minority Interests

Included in the minority interests are amounts advanced to subsidiaries by the respective minority shareholders of HK$321,723,000 (2002: HK$239,741,000) which are considered as part of their contributions, together with paid up capital, made to finance the operations of these subsidiaries.

二十七. 股本

27. Share Capital

		二零零三年 2003		二零零二年 2002	
		股份數目 Number of shares 千股 '000	**面值 Nominal value 港幣千元 HK$'000**	股份數目 Number of shares 千股 '000	面值 Nominal value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,080,405**	**2,080,405**	2,015,550	2,015,550
行使購股權	Exercise of share options	**9,323**	**9,323**	8,555	8,555
配發股份	Allotment of shares	**—**	**—**	56,300	56,300
於十二月三十一日	At 31 December	**2,089,728**	**2,089,728**	2,080,405	2,080,405

二十七. 股本(續)

本公司設立購股權計劃,旨在提高參與者對本公司之承擔,致力實踐本公司之目標(「新計劃」)。除此以外,根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃,仍然持有若干份期權尚未行使(「舊計劃」)。

新計劃於二零零二年一月三十一日之股東大會上批准,並將於二零一二年一月三十一日屆滿。本公司董事局可向合資格參與者授出期權,該等合資格參與者包括本集團之執行或非執行董事、由本集團之任何僱員、執行或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司行政總裁或主要股東、本集團之聯營公司、本公司之董事、行政總裁或主要股東的聯繫人及主要股東的僱員。

購股權一般於緊隨授出之日起計十年內全部賦予及行使,或於接納授出購股權後最長為四年之期限內賦予。

27. Share Capital (continued)

The Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

The New Scheme was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive or substantial shareholder of the Company, and employees of substantial shareholder.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

二十七. 股本(續)

根據兩個計劃授出之購股權變動詳情茲概述如下:

27. Share Capital (continued)

Details of the movements of the share options granted under both share option schemes are summarised as follows:

(i) 僱員(包括董事)

(i) Employees (including directors)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零三年十二月三十一日尚未行使 Outstanding at 31/12/2003
		購股權數目 Number of share options					
舊計劃 Old Scheme							
20/06/2000	7.190	16,791,000	—	1,110,000	80,000	814,000	14,787,000
21/11/2000	7.080	5,788,000	—	445,000	—	—	5,343,000
		22,579,000	—	1,555,000	80,000	814,000	20,130,000
新計劃 New Scheme							
07/02/2002	7.170	28,890,000	—	3,240,000	—	1,400,000	24,250,000
08/03/2002	7.500	980,000	—	—	—	—	980,000
19/04/2002	7.400	15,020,000	—	1,020,000	—	2,500,000	11,500,000
23/05/2002	8.900	300,000	—	—	—	—	300,000
02/08/2002	8.320	25,500,000	—	764,000	—	11,368,000	13,368,000
07/11/2002	7.700	2,000,000	—	68,000	—	—	1,932,000
24/01/2003	7.250	—	1,800,000	180,000	—	—	1,620,000
14/04/2003	6.290	—	9,740,000	726,000	—	—	9,014,000
01/08/2003	7.100	—	3,266,000	1,370,000	—	—	1,896,000
08/10/2003	8.900	—	5,000,000	—	—	—	5,000,000
02/12/2003	9.000	—	1,500,000	—	—	—	1,500,000
		72,690,000	21,306,000	7,368,000	—	15,268,000	71,360,000
		95,269,000	21,306,000	8,923,000	80,000	16,082,000	91,490,000

上表已包括授予董事的購股權,其詳情如下:

Details of the share options held by the directors included in the above table are as follows:

舊計劃 Old Scheme		12,586,000	—	—	—	600,000	11,986,000
新計劃 New Scheme		12,006,000	—	—	—	300,000	11,706,000

二十七. 股本(續)　27. Share Capital (continued)

(i) 僱員(包括董事)(續)　(i) Employees (including directors) (continued)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	購股權數目 Number of share options 於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002
舊計劃 Old Scheme							
11/05/1996	3.856	8,150,000	—	6,038,000	—	2,112,000	—
17/11/1997	14.300	3,900,000	—	—	3,200,000	700,000	—
07/12/1998	8.980	2,478,000	—	—	1,540,000	938,000	—
13/10/1999	8.480	1,820,000	—	—	320,000	1,500,000	—
06/01/2000	9.790	570,000	—	—	570,000	—	—
18/02/2000	9.590	2,000,000	—	—	2,000,000	—	—
20/06/2000	7.190	19,013,000	—	852,000	—	1,370,000	16,791,000
17/07/2000	8.860	922,000	—	—	922,000	—	—
14/08/2000	9.670	1,000,000	—	—	—	1,000,000	—
22/08/2000	9.720	240,000	—	—	240,000	—	—
21/11/2000	7.080	7,304,000	—	1,013,000	—	503,000	5,788,000
21/11/2000	9.290	214,000	—	—	214,000	—	—
21/11/2000	10.820	1,026,000	—	—	980,000	46,000	—
21/11/2000	10.860	488,000	—	—	488,000	—	—
21/11/2000	11.730	800,000	—	—	666,000	134,000	—
21/11/2000	11.950	1,682,000	—	—	1,682,000	—	—
11/01/2001	8.730	400,000	—	—	400,000	—	—
02/04/2001	8.430	9,578,000	—	—	8,646,000	932,000	—
30/07/2001	9.120	400,000	—	—	400,000	—	—
		61,985,000	—	7,903,000	22,268,000	9,235,000	22,579,000
新計劃 New Scheme							
07/02/2002	7.170	—	29,126,000	122,000	—	114,000	28,890,000
08/03/2002	7.500	—	980,000	—	—	—	980,000
19/04/2002	7.400	—	15,742,000	530,000	—	192,000	15,020,000
23/05/2002	8.900	—	300,000	—	—	—	300,000
02/08/2002	8.320	—	25,500,000	—	—	—	25,500,000
07/11/2002	7.700	—	2,000,000	—	—	—	2,000,000
		—	73,648,000	652,000	—	306,000	72,690,000
		61,985,000	73,648,000	8,555,000	22,268,000	9,541,000	95,269,000

二十七. 股本(續)

27. Share Capital (continued)

(i) 僱員(包括董事)(續)

(i) Employees (including directors) (continued)

上表已包括授予董事的購股權,其詳情如下:

Details of the share options held by the directors included in the above table are as follows:

	購股權數目 Number of share options					
	於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002
舊計劃 Old Scheme	27,402,000	—	5,712,000	7,026,000	2,078,000	12,586,000
新計劃 New Scheme	—	12,006,000	—	—	—	12,006,000

(ii) 其他參與者

(ii) Other Participants

		購股權數目 Number of share options					
授出日期 Date of grant	行使價港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零三年十二月三十一日尚未行使 Outstanding at 31/12/2003
新計劃 New Scheme							
05/03/2002	7.350	24,608,000	—	300,000	—	230,000	24,078,000
23/05/2002	8.900	80,000	—	—	—	50,000	30,000
14/04/2003	6.290	—	720,000	100,000	—	—	620,000
		24,688,000	720,000	400,000	—	280,000	24,728,000

		購股權數目 Number of share options					
授出日期 Date of grant	行使價港幣元 Exercise Price HK$	於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零二年十二月三十一日尚未行使 Outstanding at 31/12/2002
新計劃 New Scheme							
05/03/2002	7.350	—	24,720,000	—	—	112,000	24,608,000
23/05/2002	8.900	—	80,000	—	—	—	80,000
		—	24,800,000	—	—	112,000	24,688,000

附註:

1. 此等期權已於截至二零零三年十二月三十一日止年內行使,行使當日的市價介乎港幣6.75元至港幣9.4元(二零零二年:港幣7.10元至港幣9.40元)。

Note:

1. These options were exercised throughout the year ended 31 December 2003 with market prices at the date of exercise ranging from HK6.75 to HK$9.40 (2002: HK$7.10 to HK$9.40).

二十八. 儲備

28. Reserves

本集團

本集團儲備變動詳情載於第68頁的綜合股東權益變動表。

甲 先前在儲備中對銷／撥入儲備並於二零零三年十二月三十一日仍有餘額之商譽及負商譽分別為港幣6,494,341,000元（二零零二年：港幣7,245,954,000元）及港幣642,592,000元（二零零二年：港幣：642,592,000元）。

乙 一般儲備為股東權益之部份，並包括中國內地之附屬及聯營公司之法定盈餘儲備、法定公益金及任意盈餘公積金。

丙 本集團保留溢利內已包括由本集團聯營公司所保留之溢利約港幣257,612,000元（二零零二年：港幣271,351,000元）。

The Group

Details of changes in reserves of the Group are set out in the consolidated statement of changes in equity on page 68.

A Goodwill and negative goodwill previously eliminated against/credited to reserves and outstanding as at 31 December 2003 amounted to HK$6,494,341,000 (2002: HK$7,245,954,000) and HK$642,592,000 (2002: HK$642,592,000) respectively.

B General reserve is part of shareholders' funds and comprises statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve of subsidiaries and associates in the Chinese Mainland.

C The retained profits of the Group include approximately HK$257,612,000 (2002: HK$271,351,000) retained by associates of the Group.

		股份溢價 Share premium 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司	**The Company**				
於二零零二年一月一日	At 1 January 2002				
前期所報	As previously reported	9,900,730	40,171	3,527,586	13,468,487
遞延稅項負債準備	Provision for deferred taxation liabilities	—	—	(652)	(652)
重列	As restated	9,900,730	40,171	3,526,934	13,467,835
發行股份溢價	Premium on shares issued	447,752	—	—	447,752
發行股份費用	Share issue expenses	(47)	—	—	(47)
重估盈餘	Surplus on revaluation	—	5,000	—	5,000
股東應佔溢利	Profit attributable to shareholders	—	—	80,250	80,250
股息(註十一)	Dividends (Note 11)	—	—	(912,713)	(912,713)
於二零零三年一月一日	At 1 January 2003	10,348,435	45,171	2,694,471	13,088,077
發行股份溢價	Premium on shares issued	57,900	—	—	57,900
發行股份費用	Share issue expenses	(62)	—	—	(62)
股東應佔溢利	Profit attributable to shareholders	—	—	147,774	147,774
股息(註十一)	Dividends (Note 11)	—	—	(1,529,252)	(1,529,252)
於二零零三年十二月三十一日	At 31 December 2003	10,406,273	45,171	1,312,993	11,764,437

本公司可供分派予股東之儲備為港幣1,312,993,000元(二零零二年：港幣2,694,471,000元)。

Reserves of the Company available for distribution to shareholders amounted to HK$1,312,993,000 (2002: HK$2,694,471,000).

二十九. 綜合現金流量表附註　29. Notes to the Consolidated Cash Flow Statement

甲　經營活動之現金流量　A Cash flows from operating activities

		二零零三年 港幣千元 2003 HK$'000	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
除税前溢利	Profit before taxation	**1,981,067**	1,944,282
調整：	Adjustments for :		
應佔一間共同控制實體業績	Share of results of a jointly controlled entity	**(184,938)**	—
應佔聯營公司業績	Share of results of associates	**(484,686)**	(449,930)
出售聯營公司所得(溢利)／虧損	(Profit)/loss on disposal of associates	**(1,220)**	1,959
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**(4,941)**	(474)
股息收入	Dividends income	**(8,507)**	(14,525)
利息收入	Interest income	**(68,761)**	(140,311)
利息支出	Interest expenses	**213,398**	285,460
出售固定資產虧損／(溢利)	Loss/(profit) on disposal of fixed assets	**2,505**	(6,081)
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**16,919**	13,068
無形資產攤銷	Amortisation of intangible assets	**97,899**	78,290
調撥負商譽為收入	Negative goodwill released to income	**—**	(4,123)
所確認之負商譽	Negative goodwill recognised	**(13,079)**	(9,627)
折舊	Depreciation	**978,675**	819,849
已動用之儲油服務費	Tank storage service fee utilised	**21,600**	21,600
重估(盈餘)／虧絀	Revaluation (surplus)/deficit	**(11,573)**	57,410
營運資金變動前之經營溢利	Operating profit before working capital changes	**2,534,358**	2,596,847
待售物業之變動	Changes in properties held for sale	**29,639**	46,336
其他存貨之變動	Changes in other stocks	**(507,864)**	(350,645)
貿易及其他應收款項之變動	Changes in trade and other receivables	**(567,092)**	(116,789)
現金寄存律師專用戶口之變動	Changes in stakeholder accounts	**—**	29,264
貿易及其他應付款項之變動	Changes in trade and other payables	**10,163**	751,192
經營所得之現金	Cash generated from operations	**1,499,204**	2,956,205

二十九. 綜合現金流量表附註（續） 29. Notes to the Consolidated Cash Flow Statement (continued)

乙. 出售附屬公司／分拆一間附屬公司 B. Disposal of subsidiaries/spin-off of a subsidiary

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
出售／分拆資產／(負債)淨值：	Net assets/(liabilities) disposed of/spin-off:		
固定資產	Fixed assets	**290,450**	82,949
於聯營公司之權益	Interests in associates	**29,959**	—
應收聯營公司款項	Amounts due from associates	**22,995**	—
無形資產	Intangible assets	**—**	4,150
其他投資	Other investments	**385**	5,098
存貨	Stocks	**39,322**	13,343
貿易及其他應收款項	Trade and other receivables	**138,759**	47,205
現金及銀行結存	Cash and bank balances	**263,439**	11,098
貿易及其他應付款項	Trade and other payables	**(100,956)**	(144,224)
應付税項	Taxation payable	**(1,937)**	—
遞延税項負債	Deferred taxation liabilities	**(43,366)**	—
短期貸款	Short term loans	**(54,459)**	(75,200)
少數股東權益	Minority interests	**(23,856)**	(6,778)
儲備調撥	Reserves released	**9**	(431)
從資本儲備調撥之商譽	Goodwill released from capital reserve	**120,777**	—
從保留溢利調撥之商譽	Goodwill released from retained earnings	**628,778**	—
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**4,941**	474
		1,315,240	(62,316)
以下列方式支付：	Satisfied by:		
現金代價	Cash consideration	**30,080**	1,742
實物分派一間附屬公司股份	Distribution in specie of a subsidiary's shares	**1,285,160**	—
保留聯營公司權益	Interests retained in associates	**—**	(64,058)
		1,315,240	(62,316)
出售／分拆附屬公司所得之現金及現金等值流出淨額分析	**Analysis of the net outflow of cash and cash equivalents in respect of disposal of subsidiaries/spin off of a subsidiary**		
已收現金代價	Cash considerations received	**30,080**	1,742
出售現金及銀行結餘	Cash and bank balances disposed of	**(263,439)**	(11,098)
		(233,359)	(9,356)

二十九. 綜合現金流量表附註 (續)

29. Notes to the Consolidated Cash Flow Statement (continued)

丙. 收購附屬公司／業務

C. Acquisition of subsidiaries/business

		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
收購所得資產淨值：	Net assets acquired:		
固定資產	Fixed assets	**958,026**	2,021,017
於聯營公司之權益	Interests in associates	**—**	129,223
其他投資	Other investments	**8,179**	91,570
存貨	Stocks	**476,020**	898,460
貿易及其他應收款項	Trade and other receivables	**267,594**	724,638
可退回稅項	Taxation recoverable	**68**	2,102
遞延稅項資產	Deferred taxation assets	**7,720**	37,947
現金及銀行結餘	Cash and bank balances	**189,954**	335,690
貿易及其他應付款項	Trade and other payables	**(935,991)**	(1,591,009)
應付稅項	Taxation payable	**(4,926)**	(9,586)
銀行透支	Bank overdrafts	**—**	(5,443)
短期貸款	Short term loans	**(366,938)**	(497,342)
長期貸款	Long term loans	**(112,930)**	(30,466)
遞延稅項負債	Deferred taxation liabilities	**(17,936)**	(3,399)
少數股東權益	Minority interests	**(217,025)**	(459,175)
收購時產生之負商譽	Negative goodwill on acquisition	**(19,922)**	(137,594)
收購時產生之商譽	Goodwill on acquisition	**187,692**	409,827
		419,585	1,916,460
減：收購前持有一間聯營公司的資產淨值	Less: Net assets of an associate held prior to acquisition	**(76,462)**	(42,108)
		343,123	1,874,352
以下列方式支付：	Discharged by:		
現金	Cash	**310,305**	1,329,353
配發股份	Shares allotted	**—**	471,231
應付代價結餘	Balance of consideration payable	**32,818**	73,768
		343,123	1,874,352
收購業務／附屬公司之現金及現金等值流出淨額分析	**Analysis of net cash outflow of cash and cash equivalents in respect of the purchase of business/subsidiaries' under takings**		
現金代價	Cash consideration	**(310,305)**	(1,329,353)
收購所得現金及銀行結餘	Cash and bank balances acquired	**189,954**	335,690
收購所得銀行透支	Bank overdrafts acquired	**—**	(5,443)
		(120,351)	(999,106)

三十. 資本承擔　　30. Capital Commitments

		本集團 The Group		本公司 The Company	
		二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitments outstanding at the balance sheet date are as follows:				
已簽約但尚未撥備之	Contracted but not provided for				
購入及興建固定資產	Purchase and construction of fixed assets	**159,481**	354,407	**—**	—
已批准但尚未簽約之	Authorised but not contracted for				
租賃物業之開支	Expenditure in leasehold properties	**—**	23,134	**—**	—
購入及興建固定資產	Purchase and construction of fixed assets	**193,379**	169,181	**—**	—
		352,860	546,722	**—**	—

三十一. 營業租約承擔　　31. Operating Lease Commitments

甲　本集團作為承租人　　A　The Group as lessee

		本集團 The Group		本公司 The Company	
		二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000
於結算日，不可註銷營業租約項下最低租賃款之應付狀況如下：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:				
— 在一年內屆滿	— Within one year	**731,191**	514,478	**—**	—
— 在第二年至第五年內(包括首尾兩年)屆滿	— In the second to fifth year inclusive	**2,068,936**	1,624,112	**—**	—
— 在第五年之後屆滿	— After five years	**4,882,305**	3,993,666	**—**	—
		7,682,432	6,132,256	**—**	—

甲 本集團作為承租人(續)

營業租賃款項指本集團應為若干零售門市以及物業支付之租金。租約主要按一至三十年之租賃年期商議。

A The Group as lessee (continued)

Operating lease payments represent rental payable by the Group for certain of its retail outlets and properties. Leases are negotiated for lease terms principally ranged from 1 to 30 years.

乙 本集團作為出租人

B The Group as lessor

		本集團 The Group		本公司 The Company	
		二零零三年 **2003** 港幣千元 **HK$'000**	二零零二年 2002 港幣千元 HK$'000	二零零三年 **2003** 港幣千元 **HK$'000**	二零零二年 2002 港幣千元 HK$'000
於結算日,不可註銷營業租約項下最低租賃款項之應收狀況如下:	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:				
投資物業	Investment properties				
一 在一年內屆滿	— Within one year	**273,995**	199,346	**962**	1,335
一 在第二年至第五年內(包括首尾兩年)屆滿	— In the second to fifth year inclusive	**325,210**	195,812	**777**	1,152
一 在第五年之後屆滿	— After five years	**52,658**	15,844	**—**	—
		651,863	411,002	**1,739**	2,487

此等物業之租客平均租用年期介乎一至十一年。

These properties have committed tenants for an average term from 1 to 11 years.

三十二. 融資租約項下之承擔　32. Obligations Under Finance Leases

		最低租賃款項 Minimum lease payments		最低租賃款項現值 Present value of minimum lease payments	
		二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000
於結算日，本集團根據融資租約須繳付之款項如下：	At the balance sheet date, the Group's amounts payable under finance leases are as follows:				
在一年內屆滿	Within one year	**9,773**	13,447	**8,138**	11,092
在第二年至第五年內（包括首尾兩年）屆滿	In the second to fifth year inclusive	**14,628**	16,466	**12,605**	12,885
在第五年之後屆滿	After five years	**543**	1,724	**512**	1,552
		24,944	31,637	**21,255**	25,529
減：日後財務費用	Less: future finance charges	**(3,689)**	(6,108)		
租賃承擔之現值	Present value of lease obligations	**21,255**	25,529		
減：須於十二個月內償還之款項	Less: Amounts due for settlement within 12 months			**(8,138)**	(11,092)
須於十二個月後償還之款項	Amounts due for settlement after 12 months			**13,117**	14,437

本集團將若干固定資產以融資租賃方式租入。平均租賃期是五年。截至二零零三年十二月三十一日止年度，實際平均借貸年利率約為11%（二零零二年：11%）。利率乃於簽約當日釐定。所有租賃乃採用固定還款方式，且並無就或然租金款項訂立任何安排。

The Group leases certain of its fixed assets under finance leases. The average lease term is five years. For the year ended 31 December 2003, the average effective borrowing rate was approximately 11% p.a. (2002 : 11% p.a.). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

三十三. 或然負債　33. Contingent Liabilities

		本集團 The Group		本公司 The Company	
		二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000	二零零三年 2003 港幣千元 HK$'000	二零零二年 2002 港幣千元 HK$'000
於結算日，本公司為附屬公司提供之銀行及其他貸款擔保而產生之或然負債	At the balance sheet date, there were contingent liabilities in respect of guarantees for banks and other loans provided to				
— 附屬公司	— subsidiaries	—	—	**4,782,500**	4,794,000
— 一間聯營公司	— an associate	—	—	**500,000**	—
		—	—	**5,282,500**	4,794,000

三十四. 關連交易　34. Related Party Transactions

甲　二零零三年二月十三日，本公司的全資附屬公司—華潤輕紡(集團)有限公司與本集團的最終控股公司—華潤總公司訂立收購協議，以約人民幣163,500,000元(約相等於港幣153,700,000元)的代價收購華潤錦華股份有限公司約51.0%的股權。

是項代價經由買賣雙方基於各自獨立的利益進行磋商後議定，等同華潤總公司所支付的原本過往投資成本加原本投資成本應付的利息兩者之總和。是項交易已於二零零三年七月完成。

A　On 13 February 2003, China Resources Light Industries and Textiles (Holdings) Company Limited, a wholly owned subsidiary of the Company entered into an acquisition agreement with CRNC, the ultimate holding company of the Group, for the acquisition of approximately 51.0% equity interests in 華潤錦華股份有限公司 China Resources Jinhua Co., Ltd. for a consideration of approximately RMB163.5 million (approximately HK$153.7 million).

The consideration was arrived at after arm's length negotiations between the parties thereto and represented the aggregate of the original historic investment costs paid by CRNC and the interest attributable to the original investment cost. The transaction was completed in July 2003.

三十四. 關連交易（續）

乙　於二零零三年三月二十五日，本公司宣佈一項集團重組建議，倘落實該重組建議，將導致：

(i) 本集團所有製造混凝土及相關業務均會轉讓予華潤水泥；

(ii) 本公司向本公司股東分派華潤水泥股份作為實物股息；

(iii) 華潤水泥將會向華潤集團發行股份作為收購華潤集團所有混凝土及水泥業務之代價；及

(iv) 華潤水泥全部該等股份將於聯交所上市。

誠如上文(ii)所述，由於落實集團部份重組建議，華潤水泥與華潤集團於二零零三年三月二十六日訂立一份有條件協議，以收購相當於華潤集團全部混凝土及水泥業務的若干公司(「被收購公司」)的100%股權以及相關股東貸款。總代價乃相等於被收購公司於二零零二年十二月三十一日的合併資產淨值及於二零零三年三月二十五日的相關股東貸款本金額兩者的總和。收購被收購公司100%權益應付的代價約為港幣205,400,000元，而收購相關股東貸款應付的代價則約為港幣208,700,000元。該等代價是透過向華潤集團發行華潤水泥股份支付。

34. Related Party Transactions (continued)

B　On 25 March 2003, the Company announced a group reorganisation proposal which, if implemented, would result in:

(i) the transfer of all the Group's concrete manufacturing and related businesses to CR Cement;

(ii) the distribution of the shares of CR Cement to the shareholders of the Company by way of dividend in specie;

(iii) the acquisition by CR Cement of all concrete and cement businesses from CRH in return for shares of CR Cement to be issued to CRH; and

(iv) all such shares of CR Cement to be listed on the Stock Exchange.

For the purposes of the implementation of that part of the group reorganisation proposal as mentioned in (ii) above, CR Cement entered into a conditional agreement with CRH on 26 March 2003 for the acquisition of 100% equity interest in certain companies (the "acquired companies"), which represented the entire concrete and cement businesses of CRH, with related shareholders' loans. The aggregate consideration was equivalent to the aggregated combined net asset values of the acquired companies as at 31 December 2002 and the principal amounts of the related shareholders' loans as at 25 March 2003. The consideration payable in respect of the acquisition of 100% interests in the acquired companies was around HK$205.4 million and the consideration payable in respect of the related shareholders' loan was approximately HK$208.7 million. Such consideration was satisfied by the issue of CR Cement shares to CRH.

三十四. 關連交易（續） / 34. Related Party Transactions (continued)

有關集團重組之詳情，載於本公司於二零零三年六月二十六日向股東發出的通函內。

Details of the group reorganisation was contained in a circular to shareholders of the Company dated 26 June 2003.

集團重組已於二零零三年七月完成。

The group reorganisation was completed in July 2003.

丙. 於二零零三年七月二十四日，本公司與華潤集團訂立一份買賣協議，以收購China Resources Logistics (BVI) Limited（「CRL (BVI)」）的全部已發行股本以及股東貸款的利益，總代價為港幣128,950,561元（可予調整）。代價包括購入CRL (BVI)已發行股本港幣81,950,561元，以及購入股東貸款港幣47,000,000元，總代價乃按公平原則磋商，並參考該筆貸款於二零零三年七月一日的價值，以及CRL (BVI)及其附屬和聯營公司於二零零二年十二月三十一日之未經審核備考合併資產淨值後釐定。

C. On 24 July 2003, the Company entered into a Sale and Purchase Agreement with CRH for the acquisition of the entire issued share capital of China Resources Logistics (BVI) Limited ("CRL(BVI)") and the benefit of the shareholders' loan for an aggregate consideration of HK$128,950,561 subject to adjustments. The consideration, comprising HK$81,950,561 for the purchase of the issued share capital of CRL(BVI) and HK$47,000,000 for the purchase of the shareholders' loan, was arrived at after arm's length negotiations with reference to the value of the loan as at 1 July 2003 and the unaudited pro-forma combined net asset value of the CRL (BVI) and its subsidiaries and associates as at 31 December 2002.

三十四. 關連交易(續) 34. Related Party Transactions (continued)

丁 年內,本集團亦曾與有關連人士訂立以下交易:

D During the year, the Group also entered into transactions with related parties as follows:

		二零零三年 港幣千元 **2003 HK$'000**	二零零二年 港幣千元 2002 HK$'000
向一間控股公司及母公司集團之附屬公司銷售貨品(附註甲)	Sales of goods to a holding company and fellow subsidiaries (note a)	**59,762**	152,120
向母公司集團之附屬公司提供倉貯服務(附註甲)	Provision for godown and storage services to fellow subsidiaries (note a)	**154**	327
從母公司集團之附屬公司購入貨品(附註甲)	Purchases of goods from fellow subsidiaries (note a)	**24,762**	53,641
向母公司集團之附屬公司支付營業租約款項及其他費用(附註乙)	Operating lease payments and other charges paid to fellow subsidiaries (note b)	**44,404**	53,817
由母公司集團之一間附屬公司提供建築服務(附註乙)	Construction services provided by a fellow subsidiary (note b)	**45,716**	27,311
應付一間控股公司及母公司集團之一間附屬公司之儲油服務費(附註乙)	Tank storage service fees payable to a holding company and a fellow subsidiary (note b)	**141,600**	141,600
應收一間控股公司及母公司集團之一間附屬公司之儲存設施管理費用(附註乙)	Storage facilities management fees receivable from a holding company and a fellow subsidiary (note b)	**19,992**	19,992
向母公司集團之一間附屬公司提供船塢操作服務(附註乙)	Provision of dockyard operations services to a fellow subsidiary (note b)	**1,970**	—
根據倉儲管理協議及設施管理協議進行之交易	Transactions under godown management agreement and facilities management agreement		
— 向一間控股公司及母公司集團之一間附屬公司收取服務費(附註乙)	— Receipts of services fee from a holding company and a fellow subsidiary (note b)	**104,300**	—
— 向一間控股公司及母公司集團之一間附屬公司支付月費(附註乙)	— Payment of monthly fee to a holding company and a fellow subsidiary (note b)	**12,500**	—

三十四. 關連交易(續)

附註：

(甲) 此等交易是按當時市價進行。

(乙) 此等交易是依據有關協議內之定價政策進行。

(丙) 年內，本集團亦按象徵式價格，租賃若干由本公司之控股公司擁有之單位。

三十五. 批准財務報告

第63頁至第136頁所刊載之財務報告已獲董事局於二零零四年四月七日批准。

34. Related Party Transactions (continued)

Notes:

(a) The transactions were carried out with reference to the prevailing market prices.

(b) The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

(c) During the year, the Group also leased certain premises owned by the Company's holding company at a nominal amount.

35. Approval of Financial Statements

The financial statements set out on page 63 to 136 were approved by the Board of Directors on 7 April 2004.

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 石油及化學品經銷 **(1) Petroleum and Chemical Distribution**					
於香港註冊成立 ***Incorporated in Hong Kong***					
華潤石化(集團)有限公司 China Resources Petrochems (Group) Company Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	投資控股 Investment holding
華潤化工有限公司 China Resources Chemicals Company Limited	50,000,000股每股面值港幣1元之普通股 50,000,000 ordinary shares of HK$1 each	100	—	100	經銷化學產品 Trading of chemical products
嘉陵有限公司 Callany Limited	40,000,000股每股面值港幣1元之普通股 40,000,000 ordinary shares of HK$1 each	100	—	100	石油運輸服務及貿易 Transportation services and trading of petroleum
華潤石油氣有限公司 China Resources Gas Company Limited	10,000,000股每股面值港幣1元之普通股 10,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油氣 Trading of liquefied petroleum gas
華潤石油有限公司 China Resources Petroleum Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油產品 Trading of petroleum products
華潤油站有限公司 CRC Petrol Filling Station Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100	—	100	經營油站 Petrol filling station operation
於新加坡註冊成立 **Incorporated in Singapore**					
@ China Resources Petrochem (Singapore) Pte Ltd.	1,000,000股每股面值1新加坡元之普通股 1,000,000 ordinary shares of S$1 each	100	—	100	經銷石油及化學產品 Trading of petroleum and chemical products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 石油及化學品經銷(續) (1) Petroleum and Chemical Distribution (continued)					
於中國內地註冊成立 Incorporated in the Chinese Mainland					
@深圳市華潤石油有限公司	人民幣5,000,000元 RMB5,000,000	100	—	100	石化產品貿易及儲存 Trading and storing of petrochemical products
@華潤化工國際貿易(上海)有限公司	200,000美元 US$200,000	100	—	100	石化產品貿易及儲存 Trading and storing of petrochemical products
@青島齊潤石油化工有限公司	人民幣158,940,900元 RMB158,940,900	40.5	—	40.5	石油產品貿易及儲存 Trading and storing of petroleum products
(二) 零售 (2) Retail					
於香港註冊成立 Incorporated in Hong Kong					
中藝(香港)有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100	—	100	零售業務 Retail business
華潤百貨有限公司 CRC Department Store Limited	4,821,177股每股面值港幣10元之普通股 4,821,177 ordinary shares of HK$10 each	98.1	—	98.1	零售業務 Retail business
華潤超級市場(香港)有限公司 China Resources Supermarket (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	100	—	100	超市業務、投資控股及貨品批發 Supermarket operations, investment holding and wholesale of merchandise

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二)零售(續) **(2) Retail** (continued)					
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
華潤萬家有限公司 (China Resources Vanguard Co., Ltd.)	人民幣431,945,498元 RMB431,945,498	65	65	—	零售業務 Retail business
華潤超級市場(蘇州)有限公司 (China Resources Supermarket (Suzhou) Co., Ltd.)	8,000,000美元 US$8,000,000	100	—	100	超市業務 Supermarket operations
@上海創思服飾有限公司	1,000,000美元 US$1,000,000	51	—	100	服裝及配套服飾之批發 Wholesale distribution of apparel and accessories
(三)食品加工及經銷 **(3) Food Processing and Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	100	—	100	鮮活冷凍食物經銷、屠場經營、食品代理及投資控股 Distribution of fresh, live and frozen foodstuff, abattoir operation, acting as food agent and investment holding
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	94	—	94	經銷凍肉及水產 Trading of frozen meats and aquatic products
中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	35.7	—	51	生豬批發 Wholesale of live pigs

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團 應佔 attributable to the Group	 本公司 持有 held by the Company	 附屬公司 持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷(續) **(3) Food Processing and Distribution** (continued)					
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
@ China International Fisheries Corp. @ (中國國際漁業公司)	60,864股每股面值 1美元之普通股 60,864 ordinary shares of US$1 each	51	—	51	投資控股 Investment holding
於巴拿馬註冊成立 **Incorporated in Panama**					
@ Jin Feng S.A.	200股每股面值 1美元之普通股 200 ordinary shares of US$1 each	51	—	100	捕魚業、船隻租賃及提供魚類供應及燃料之船隻儲存服務 Marine fishing, vessel chartering and the provision of ship stores, fishing supplies and bunker oil
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@ Victory Return Corporation	1股每股面值 1美元之普通股 1 ordinary share of US$1 each	51	—	100	捕魚業及提供船隻儲存及魚類供應 Marine fishing and the provision of ship stores and fishing supplies
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
@***△ 徐州維維食品飲料股份有限公司 (Xuzhou VV Food & Beverage Limited)	330,000,000股每股面值 人民幣1元之普通股 330,000,000 ordinary shares of RMB1 each	25.1	—	25.1	生產荳奶 Production of soya milk

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 飲品 **(4) Beverage**					
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
** 華潤啤酒有限公司 ** China Resources Breweries Limited	42,700,000美元 US$42,700,000	51	51		Investment holding 投資控股
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
** 瀋陽華潤雪花啤酒有限公司 ** China Resources (Shenyang) Snowflake Brewery Company Limited	21,514,531美元 US$21,514,531	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 瀋陽華潤啤酒有限公司 * China Resources (Shenyang) Brewery Company Limited	人民幣116,240,000元 RMB116,240,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 瀋陽華創啤酒有限公司 ** Shenyang Huachuang Brewery Co. Ltd	人民幣34,000,000元 RMB34,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 大連華潤啤酒有限公司 ** China Resources (Dalian) Brewery Company Limited	21,200,000美元 US$21,200,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 吉林華潤啤酒有限公司 ** China Resources (Jilin) Brewery Company Limited	23,200,000美元 US$23,200,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 安徽華潤啤酒有限公司 ** China Resources (Anhui) Brewery Company Limited	人民幣246,000,000元 RMB246,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(綿陽)啤酒有限責任公司 * China Resources Blue Sword (Mianyang) Brewery Company Limited	人民幣100,000,000元 RMB100,000,000	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 飲品 (續) **(4) Beverage** (continued)					
於中國內地註冊成立 (續) ***Incorporated in the Chinese Mainland*** (continued)					
* 四川華潤藍劍啤酒有限責任公司 * China Resources Blue Sword (Sichuan) Brewery Company Limited	人民幣113,792,501元 RMB113,792,501	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍 (成都) 啤酒有限責任公司 * China Resources Blue Sword (Chengdu) Brewery Co Ltd	人民幣124,143,853元 RMB124,143,853	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 武漢華潤啤酒有限公司 * China Resources (Wuhan) Breweries Company Limited	人民幣248,000,000元 RMB248,000,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
(五) 紡織 **(5) Textile**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤輕紡 (集團) 有限公司 China Resources Light Industries and Textiles (Holdings) Company Limited	100,000,000股每股面值港幣1元之普通股 100,000,000 ordinary shares of HK$1 each	100	—	100	紡織品經銷及投資控股 Trading of textile materials and investment holding
華潤紡織品有限公司 China Resources Textiles Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100	—	100	紡織品經銷及投資控股 Trading of textile materials and investment holding
新弘紡織有限公司 Hsin Hung Textiles Limited	2,000,000股每股面值港幣1元之普通股 2,000,000 ordinary shares of HK$1 each	100	—	100	服裝經銷及投資控股 Trading of apparel and investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／ 註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(五) 紡織 (續) **(5) Textile** (continued)					
於香港註冊成立 (續) **Incorporated in Hong Kong** (continued)					
廣源紡織有限公司 Guang Yuan Textile Company Limited	2,000,000股每股面值港幣1元之普通股 2,000,000 ordinary shares of HK$1 each	100	—	100	營銷紗布產品及設備 Trading of textile products and textile equipment
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
華潤輕紡投資發展有限公司 China Resources Light Industries and Textiles Investment & Development Company Limited	30,000,000美元 US$30,000,000	100	—	100	投資控股 Investment holding
*** 華潤錦華股份有限公司	人民幣129,665,718元 RMB129,665,718	51	—	51	紗布生產及營銷 Production and trading of textile products
(六) 物業 **(6) Property**					
於香港註冊成立 **Incorporated in Hong Kong**					
華創物業(香港)有限公司 CRE Properties (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	投資控股及物業管理 Investment holding and property management
永達利物業管理有限公司 Winland Property Management Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業管理 Property management

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六) 物業(續) **(6) Property** (continued)					
於香港註冊成立(續) **Incorporated in Hong Kong** (continued)					
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property investment
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property investment
勝暉投資有限公司 Harvest Fair Investment Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	55	—	100	物業發展 Property development
(七) 投資及其他 **(7) Investments and Others**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	財務 Financing
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
Purple Finance Ltd	2股每股面值1美元之普通股 2 ordinary shares of US$1 each	100	100	—	財務 Financing
Hebe Haven Inc.	1股每股面值1美元之普通股 1 ordinary share of US$1 each	100	100	—	財務 Financing

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(七) 投資及其他(續) **(7) Investments and Others** (continued)					
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@#△ HIT Investments Limited	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10	—	10	在香港投資貨櫃碼頭營運 Investment in container terminal operations in Hong Kong
@#△ Hutchison Ports Yantian Investments Limited	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10	—	10	在中國內地投資貨櫃碼頭營運 Investment in container terminal operations in the Chinese Mainland

附註：
Notes:

一. 董事認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。
1. The Directors are of the opinion that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。
2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

三. 在中國內地註冊成立之公司，已分別採納各自之英文名稱。
3. For companies incorporated in the Chinese Mainland with an English name, such name has been adopted by each company.

四. 年內，本集團以總代價港幣343,123,000元購入若干公司之股權，其中港幣310,305,000元已於二零零三年支付。本集團本年度溢利及截至本年度止之資產淨值因進行收購事項而同時增加港幣9,855,000元。
4. During the year, the Group acquired equity interests in certain companies for an aggregate consideration of HK$343,123,000 of which HK$310,305,000 was paid in 2003. As a result of the acquisitions, the Group's profit for the year and the net assets at the year end have both been increased by HK$9,855,000.

△ 聯營公司
△ Associates

* 合資企業
* Equity Joint Venture

** 外資企業
** Wholly Foreign Owned Enterprise

*** 上市合資企業
*** Listed Joint Stock Company

\# 透過定期參與該聯營公司之董事局會議而行使重大影響力.
\# Significant influence is exercised through the participation of regular board meeting of the associates

@ 並非由德勤 • 關黃陳方會計師行審核之公司.
@ Companies not audited by Deloitte Touche Tohmatsu.

主要物業概要
Schedule of Principal Properties

於二零零三年十二月三十一日 *At 31 December, 2003*

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業 **Properties held for investment**				
香港 **Hong Kong**				
華創大廈 香港灣仔軒尼詩道303號 內地段6524號之餘段及 內地段7004至7008號之餘段 CRE Building 303 Hennessy Road Wanchai, Hong Kong IL6524 R.P. and IL7004-7008 R.P.	100%	7,451	商／辦 C/O	長期 Long
旺角中心一期 地庫A部份，地下部份，1－4樓，4樓平台，5樓 及部份向西洋菜街南及亞皆老街的外牆及廣告板 九龍旺角彌敦道688號亞皆老街65號 Argyle Centre, Phase I Portion A on Basement, Portion of G/F 1-4/F and Flat Roof of 4/F, 5/F and Part of External Walls and the Sign board of Portion A of Argyle Centre facing Sai Yeung Choi Street South and Argyle Street and scavenging lane, 688 Nathan Road 65 Argyle Street Mongkok Kowloon	100%	7,216	商 C	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
南豐中心 地庫31及57號貨車位 A034-A041、A044、A128、 A4201、A4301、A4502及A4602單位， 部份1至3樓樓面(連平台) 及3樓部份假天花至原來石屎天花間之空間 新界荃灣青山公路264－298號 Nan Fung Centre Lorry parking space Nos. 31 and 57 on Basement Units A034-A041, A044, A128, A4201, A4301, A4502 and A4602 and portion on 1/F-3/F with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 3/F 264-298 Castle Peak Road Tsuen Wan, New Territories	100%	7,075	商／停 C/CP	中期 Medium
星光行 地下9B號舖、10A號舖及一樓B舖 九龍尖沙咀梳士巴利道3號 Star House Shop 9B, 10A on G/F and Shop B on 1/F 3 Salisbury Road, Tsimshatsui, Kowloon	100%	1,309	商 C	長期 Long
8號商業廣場 24樓及3001－11室 香港柴灣新業街8號 內地段144號 8 Commercial Tower 24/F and Room 3001-11 8 Sun Yip Street Chai Wan, Hong Kong Lot No. 144	100%	2,631	商／辦 C/O	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
樂聲中心 地下5－18號，20A，20B及20C號鋪位， 怡和街入口(A入口)，糖街入口(B入口)， 1至3樓全層及4樓整個平台 香港銅鑼灣怡和街19-31號及糖街2－8號 Lok Sing Centre Shop Nos. 5-18, 20A, 20B and 20C on G/F Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1/F to 3/F and the whole Flat Roof on 4/F Level 19-31 Yee Wo Street and 2-8 Sugar Street Causeway Bay, Hong Kong	100%	8,982	商 C	長期 Long
新港中心 地下38號鋪 1樓39號鋪及2樓41號鋪 第1座4樓401至410號寫字樓 5樓503號寫字樓及6樓610與611號寫字樓及 地庫13,14,15,16及17號車位 九龍尖沙咀廣東道30號 Silvercord Shop No. 38 on the G/F Shop No. 39 on 1/F and Shop No. 41 on 2/F Offices Nos. 401 to 410 on 4/F 503 on 5/F and 610 and 611 on 6/F Tower 1 and Car Parking Space Nos. 13, 14, 15, 16 and 17 on Basement 30 Canton Road, Tsimshatsui, Kowloon	100%	8,251	商／停 C/CP	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
嘉利大廈 香港九龍彌敦道233,235,237及239號 Garley Building Nos. 233, 235, 237 and 239, Nathan Road Kowloon, Hong Kong	89%	9,215	商/辦 C/O	長期 Long
北海中心 10樓A－F室,車位103&105號 香港灣仔軒尼詩道338號北海中心10樓(全層) CNT Tower Offices A-F on 10/F, Car Parking Space 103 and 105 338 Hennessy Road, Wan Chai, Hong Kong	100%	629	辦/停 O/CP	長期 Long
一洲國際廣場 32樓1,2,3,5,6,7－10單位 二樓車位236,237,238 號 香港上環干諾道西118號 Yat Chau International Plaza Room 1, 2, 3, 5, 6, 7-10 at 32/F Car Parking Space 236, 237, 238 at 2/F 118 Connaught Road West, Hong Kong	100%	1,232	辦/停 O/CP	長期 Long
華比大廈 12樓(全層)及車位L2－36及L2－39 香港灣仔告士打道77－79號 Belgian Bank Tower 12/F and Car Parking Space L2-36 and L2-39, 77-79 Gloucester Road, Wanchai, Hong Kong	100%	590	辦/停 O/CP	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
中藝大廈 九龍觀塘海濱道165號 CAC Tower 165 Hoi Bun Road Kwun Tong, Kowloon	100%	13,900	工 I	中期 Medium
中大貨倉大廈 地下，7，10至11樓，15至20樓全層(包括天台) 及地下1－23號車位， 九龍長沙灣瓊林街115號 Chung Dah Godown Building Ground floor, 7/F, 10/F to 11/F 15/F to 20/F (including Main Roof) and Car Parking Space Nos. 1 to 23 on Ground Floor 115 King Lam Street, Cheung Sha Wan, Kowloon	100%	8,822	工／停 I/CP	中期 Medium
達利中心 1樓101號室，2樓及3樓整個平台 6樓貨倉，21－24號貨櫃電梯 地下低層 L8 號車位 車位 P1-P103，L1-L7，L9-L15，L17-L43 新界葵涌梨木道88號 Riley House Unit 101 on 1/F, the whole of 2/F, 3/F and Roof Flat Godown on 6/F, Cargo Lift Nos. 21-24 Car Parking Spaces No. L8 on Lower G/F P1-P103, L1-L7, L9-L15, L17-L43 88 Lei Muk Road, Kwai Chung, New Territories	100%	31,234	工／停 I/CP	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
油塘工業城B座7，8及9樓工場及 地庫L39，L40，L45，L46，L47及L48號貨車位 九龍油塘高輝道17號 Yau Tong Industrial City Workshop on 7/F, 8/F and 9/F of Block B and Lorry Parking Spaces Nos. L39, L40, L45, L46, L47 and L48 on Basement 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工/停 I/CP	中期 Medium

附註：	商：商業	住：住宅	停：停車場	辦：辦公室	工：工業
Note:	C: Commercial	R: Residential	CP: Car Park	O: Office	I: Industrial

五年財務資料摘要
Five-Year Financial Summary

		一九九九年[1] 港幣千元 1999[1] HK$'000	二零零零年[1] 港幣千元 2000[1] HK$'000	二零零一年[1] 港幣千元 2001[1] HK$'000	二零零二年[1] 港幣千元 2002[1] HK$'000	**二零零三年 港幣千元 2003 HK$'000**
綜合業績	**Consolidated results**					
營業額	Turnover	12,902,299	16,810,248	24,196,490	28,822,019	**34,655,172**
股東應佔溢利	Profit attributable to shareholders	1,452,477	1,651,459	1,236,732	1,404,933	**1,455,177**
每股基本盈利	Basic earnings per share	HK$0.80	HK$0.83	HK$0.62	HK$0.68	**HK$0.70**
每股股息	Dividend per share					
中期	Interim	HK$0.06	HK$0.06	HK$0.08	HK$0.09	**HK$0.10**
末期	Final	HK$0.09	HK$0.15	HK$0.10	HK$0.13	**HK$0.14**
		HK$0.15	HK$0.21	HK$0.18	HK$0.22	**HK$0.24**
特別中期	Special interim	—	—	—	HK$0.25	**註2 Note 2**
綜合資產負債表	**Consolidated balance sheet**					
固定資產	Fixed assets	8,000,054	9,890,833	11,232,754	13,420,082	**14,820,474**
無形資產	Intangible assets	133,734	164,990	932,556	1,160,597	**1,548,261**
長期投資	Long term investments	4,343,375	3,345,322	3,246,194	2,273,713	**2,035,670**
預付款項	Prepayments	—	410,400	388,800	367,200	**458,400**
遞延稅項資產	Deferred taxation assets	13,426	12,932	86,331	90,169	**141,379**
流動資產淨值	Net current assets	6,548,785	4,545,039	4,040,581	2,430,056	**2,780,280**
資金運用	Employment of capital	19,039,374	18,369,516	19,927,216	19,741,817	**21,784,464**
股本	Share capital	1,983,734	1,988,785	2,015,550	2,080,405	**2,089,728**
儲備	Reserves	8,658,825	8,408,104	9,621,890	10,858,371	**11,352,806**
股東權益	Shareholders' funds	10,642,559	10,396,889	11,637,440	12,938,776	**13,442,534**
少數股東權益	Minority interests	3,909,453	2,893,180	2,905,147	3,290,057	**3,858,801**
長期負債	Long term liabilities	4,163,049	4,706,605	5,018,034	3,150,507	**4,184,715**
遞延稅項負債	Deferred taxation liabilities	324,313	372,842	366,595	362,477	**298,414**
已運用資金	Capital employed	19,039,374	18,369,516	19,927,216	19,741,817	**21,784,464**

附註：

1. 比較數字已經重列，以便反映有關遞延稅項、聯營公司之權益的會計政策，以及擬派股息之會計處理方法之改變。
2. 每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。

Note:

1. The comparatives have been restated to reflect the change of accounting policies for deferred taxation, interests in associates and accounting treatment of proposed dividends.
2. A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.

股東週年大會通告撮要

Summary of Notice of Annual General Meeting

以下所載者為股東週年大會通告之撮要本，有關通告全文已載於連同本年報同時派發予股東之通函內。

華潤創業有限公司(「本公司」)謹訂於二零零四年六月二日(星期三)下午三時正，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以處理下列事項：

1. 省覽及考慮截至二零零三年十二月三十一日止年度已審核之財務報告與董事局報告及核數師報告。
2. 宣佈派發末期股息。
3. 重選董事及釐定董事酬金。
4. 續聘核數師及授權董事局釐定其酬金。
5. 授予董事一般授權以購回不超過已發行股本10%之股份。
6. 授予董事一般授權以發行不超過已發行股本20%之額外股份。
7. 藉增加獲准發行的股份數目至相當於根據本決議案第5項所購回之股份數目，以擴大本決議案第6項之一般授權。
8. 遵守香港法例第32章公司條例及香港聯合交易所有限公司證券上市規則近期之修訂，修訂本公司之組織章程細則(「公司細則」)第1、5、28.1.3、32、47A、60、61、65、70、74、82、83、94、112.1、119.3.1、122、123.1、123.2、136及第154條，並增設新公司細則第142及154.2條。

Set out below is a summary of the notice of annual general meeting, the full version of which is set out in the circular to shareholders dispatched at the same time as this annual report.

An Annual General Meeting of China Resources Enterprise, Limited (the "Company") will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 2 June 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To declare a final dividend.
3. To re-elect Directors and to fix the remuneration of Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5 hereof.
8. To amend Articles 1, 5, 28.1.3, 32, 47A, 60, 61, 65, 70, 74, 82, 83, 94, 112.1, 119.3.1, 122, 123.1, 123.2, 136, 154 and to add new Articles 142 and 154.2 to the Articles of Association of the Company (the "Articles") in compliance with the recent amendments to the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

公司資料

主席
寧高寧

副主席兼董事總經理
宋林

副董事總經理
陳樹林
喬世波
閻　飈
姜智宏

執行董事
劉百成
王群
鍾義
鄺文謙

非執行董事
蔣偉
謝勝喜

獨立非執行董事
陳普芬
黃大寧
李家祥

公司秘書
李業華

核數師
德勤•關黃陳方會計師行

股份過戶登記處
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

註冊辦事處
香港灣仔港灣道26號
華潤大廈39樓

CORPORATE INFORMATION

Chairman
Ning Gaoning

Deputy Chairman & Managing Director
Song Lin

Deputy Managing Directors
Chen Shulin
Qiao Shibo
Yan Biao
Keung Chi Wang, Ralph

Executive Directors
Lau Pak Shing
Wang Qun
Zhong Yi
Kwong Man Him

Non-Executive Directors
Jiang Wei
Xie Shengxi

Independent Non-Executive Directors
Chan Po Fun, Peter
Houang Tai Ninh
Li Ka Cheung, Eric

Company Secretary
Lee Yip Wah, Peter

Auditors
Deloitte Touche Tohmatsu

Share Registrars
Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai, Hong Kong

Registered Office
39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong

香港灣仔港灣道二十六號
華潤大廈三十九樓
電　　話 ： 852-2827-1028
傳　　真 ： 852-2598-8453
網　　址 ： www.cre.com.hk
電　　郵 ： info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk